                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                    FORM 6-K

                    REPORT OF FOREIGN PRIVATE ISSUER PURSUANT
                         TO RULE 13a-16 OR 15d-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934

For the month of: April, 2005

Commission File Number:  000-50393

                                 NEUROCHEM INC.

                          275 Armand-Frappier Boulevard
                                  Laval, Quebec
                                     H7V 4A7


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40 F. Form 20-F [ ] Form 40-F [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

                                                                 Yes [ ]  No [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

                                                                 Yes [ ]  No [X]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g-3 under the Securities Exchange Act of 1934.

                                                                 Yes [ ]  No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

                                   SIGNATURES:

       Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                     NEUROCHEM INC.
April 1, 2005
                                     By: (signed) David Skinner
                                         ---------------------------------------
                                         David Skinner
                                         General Counsel and Corporate Secretary

                                 NEUROCHEM INC.

              NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

         NOTICE is hereby given that the annual and special meeting (the "Meeting") of shareholders of Neurochem Inc. (the "Corporation") will be held at the Montreal Museum of Fine Arts, Michal and Renata Hornstein Pavilion, Maxwell Cummings Auditorium, 1379 Sherbrooke Street West, Montreal, Quebec, H3G 2T9, on May 12, 2005, at 10:00 AM, Montreal time, for the following purposes:

(i) to receive and consider the annual report of the directors to the shareholders and the financial statements of the Corporation for the financial year ended December 31, 2004, and the report of the auditors thereon;

(ii)     to elect directors for the ensuing year;

(iii) to ratify and confirm the approval and entering into of the agreement made as of December 1, 2004, with Dr. Francesco Bellini, Chairman of the Board of Directors of the Corporation, President and Chief Executive Officer to issue (and/or deliver, as described in the accompanying proxy circular) common shares of the Corporation (the "Common Shares") to Dr. Bellini;

(iv) to ratify and confirm the resolution adopting the amendment to the Amended and Restated Stock Option Plan of the Corporation (the "Plan"), in order to change the maximum number of Common Shares issuable from time to time under the Plan from the current fixed maximum number of 4,438,767 Common Shares to a fixed maximum percentage of 12.5% of the Common Shares issued and outstanding from time to time, pursuant to recent amendments to The Toronto Stock Exchange (the "TSX") Company Manual, with such amendments, deletions and additions as any officer or director may deem expedient to approve, such approval to be conclusively evidenced by the filing of the final version of the Plan with the Agence nationale d'encadrement du secteur financier and the TSX;

(v) to appoint KPMG LLP, Chartered Accountants, as auditors of the Corporation and to authorize the Audit Committee to fix the auditors' remuneration; and

(vi) to transact such further and other business as may properly be brought before the Meeting or any adjournment thereof.

DATED at Montreal, Quebec, March 14, 2005.



                                              BY ORDER OF THE BOARD OF DIRECTORS


                                              /s/ David Skinner
                                              ----------------------------------
                                              David Skinner
                                              Corporate Secretary




SHAREHOLDERS MAY EXERCISE THEIR VOTING RIGHTS BY ATTENDING THE MEETING OR BY COMPLETING A FORM OF PROXY. SHAREHOLDERS WHO ARE UNABLE TO BE PRESENT IN PERSON AT THE MEETING ARE REQUESTED TO COMPLETE, DATE AND SIGN THE ENCLOSED FORM OF PROXY AND MAIL IT TO THE CORPORATION, C/O COMPUTERSHARE TRUST COMPANY OF CANADA, IN THE ENVELOPE PROVIDED FOR THAT PURPOSE. PLEASE REFER TO THE ACCOMPANYING PROXY CIRCULAR FOR ADDITIONAL PARTICULARS.

                                [NEUROCHEM LOGO]


                            MANAGEMENT PROXY CIRCULAR



         This proxy circular is furnished in connection with the solicitation by the management of Neurochem Inc. (the "Corporation") of proxies to be voted at the annual and special meeting of shareholders of the Corporation (the "Meeting"), to be held at the Montreal Museum of Fine Arts, Michal and Renata Hornstein Pavilion, Maxwell Cummings Auditorium, 1379 Sherbrooke Street West, Montreal, Quebec, H3G 2T9, on May 12, 2005, at 10:00 AM, Montreal time, for the purposes set forth in the accompanying notice of the Meeting, and at any adjournment thereof. Except as otherwise stated, the information contained herein is given as at March 1, 2005, and all dollar amounts and references to $ are to Canadian dollars.

SOLICITATION OF PROXIES

         THE ENCLOSED PROXY IS BEING SOLICITED BY THE MANAGEMENT OF THE CORPORATION and the expenses of solicitation of proxies will be borne by the Corporation. The solicitation will be made primarily by mail; however, officers and regular employees of the Corporation may also solicit proxies by telephone, telecopier or in person.

APPOINTMENT AND REVOCATION OF PROXIES

         THE PERSONS NAMED IN THE ENCLOSED FORM OF PROXY ARE DIRECTORS OR OFFICERS OF THE CORPORATION. EACH SHAREHOLDER IS ENTITLED TO APPOINT ANY OTHER PERSON TO REPRESENT HIM AT THE MEETING, AND AT ANY ADJOURNMENT THEREOF.

         A shareholder desiring to appoint another person (who need not be a shareholder) to represent him at the Meeting, and at any adjournment thereof, may do so either by striking out the names of the management nominees set forth in the form of proxy and by inserting such person's name therein or by completing another proper form of proxy and, in either case, sending the completed proxy in the enclosed reply envelope for delivery before the Meeting, or any adjournment thereof, or by depositing such proxy with the Chairman on the day of the Meeting, at the Meeting or any adjournment thereof.

         A shareholder giving a proxy pursuant to this solicitation may revoke any such proxy by instrument in writing executed by the shareholder or by his attorney duly authorized in writing, or if the shareholder is a corporation, executed under its corporate seal or by an officer or attorney duly authorized in writing, and deposited with the Corporation, c/o Computershare Trust Company of Canada, Attention: Proxy Department, 1500 University Street, Suite 700, Montreal, Quebec, H3A 3S8, at any time up to and including the last business day preceding the day of the Meeting, or any adjournment thereof, or with the Chairman on the day of the Meeting, at the Meeting or any adjournment thereof, before any vote is cast under the proxy's authority.

REGISTERED SHAREHOLDERS

         Holders of common shares of the capital of the Corporation (the "Common Shares") listed as shareholders at the close of business on March 24, 2005, will be entitled to vote at the Meeting, or any adjournment thereof, either in person or by proxy, in respect of all matters which may properly come before the Meeting, or any adjournment thereof.

NON-REGISTERED SHAREHOLDERS

         The names of the shareholders whose shares are held in the name of a broker or another intermediary will not appear on the list of shareholders of the Corporation. If you are not a registered shareholder of the Corporation, in order to vote you must obtain the material relating to the Meeting from your broker or other intermediary, complete the request for voting instructions sent by the broker or other intermediary and follow the directions of the broker or other intermediary with respect to voting procedures.

         In accordance with National Instrument 54-101 adopted by the Canadian Securities Administrators entitled "Communication with Beneficial Owners of Securities of a Reporting Issuer", the Corporation is distributing copies of the material related to the Meeting to clearing agencies and intermediaries for distribution to non-registered holders. Such agencies and intermediaries must forward the material related to the Meeting to non-registered holders and often use a service company (such as ADP Investor Communications in Canada) to permit you, if you are not a registered shareholder, to direct the voting of the Common Shares which you beneficially own. If you are a non-registered shareholder of the Corporation, you may revoke voting instructions which have been given to an intermediary at any time by written notice to the intermediary. If you are a non-registered shareholder of the Corporation, you should submit your voting instructions to your intermediary or broker in sufficient time to ensure that your votes are received, from your intermediary or broker, by the Corporation.

VOTING OF PROXIES

         The persons named in the enclosed form of proxy will vote or withhold from voting the shares in respect of which they are appointed in accordance with the directions of the shareholders appointing them.

         IN THE ABSENCE OF SUCH DIRECTIONS, SUCH SHARES WILL BE VOTED:

A. FOR THE ELECTION AS DIRECTORS OF THOSE PERSONS HEREINAFTER NAMED AS MANAGEMENT'S NOMINEES;

B. FOR THE RATIFICATION AND CONFIRMATION OF THE APPROVAL AND ENTERING INTO OF THE AGREEMENT MADE AS OF DECEMBER 1, 2004, WITH DR. FRANCESCO BELLINI, CHAIRMAN OF THE BOARD OF DIRECTORS OF THE CORPORATION, PRESIDENT AND CHIEF EXECUTIVE OFFICER TO ISSUE (AND/OR DELIVER, AS DESCRIBED BELOW) COMMON SHARES TO DR. BELLINI;

C. FOR THE RATIFICATION AND CONFIRMATION OF THE RESOLUTION ADOPTING THE AMENDMENT TO THE AMENDED AND RESTATED STOCK OPTION PLAN OF THE CORPORATION (THE "PLAN"), IN ORDER TO CHANGE THE MAXIMUM NUMBER OF COMMON SHARES ISSUABLE FROM TIME TO TIME UNDER THE PLAN FROM THE CURRENT FIXED MAXIMUM NUMBER OF 4,438,767 COMMON SHARES TO A FIXED MAXIMUM PERCENTAGE OF 12.5% OF THE COMMON SHARES ISSUED AND OUTSTANDING FROM TIME TO TIME, PURSUANT TO RECENT AMENDMENTS TO THE TORONTO STOCK EXCHANGE (THE "TSX") COMPANY MANUAL, WITH SUCH AMENDMENTS, DELETIONS AND ADDITIONS AS ANY OFFICER OR DIRECTOR MAY DEEM EXPEDIENT TO APPROVE, SUCH APPROVAL TO BE CONCLUSIVELY EVIDENCED BY THE FILING OF THE FINAL VERSION OF THE PLAN WITH THE AGENCE NATIONALE D'ENCADREMENT DU SECTEUR FINANCIER AND THE TSX; AND

D. FOR THE APPOINTMENT OF KPMG LLP, CHARTERED ACCOUNTANTS, AS AUDITORS OF THE CORPORATION AND THE AUTHORIZATION OF THE AUDIT COMMITTEE TO FIX THE AUDITORS' REMUNERATION.

         All matters to be voted upon at the Meeting will be decided by a majority of the votes cast by the shareholders entitled to vote thereon.

         The enclosed form of proxy confers discretionary authority upon the persons named therein with respect to amendments or variations to matters identified in the accompanying notice of the Meeting or with respect to such other matters as may properly come before the Meeting, or any adjournment thereof. At the date hereof, the management of the Corporation knows of no such amendments, variations or other matters to be presented for action at the Meeting, or any adjournment thereof. However, if any other matters which are not now known to management should properly come before the Meeting, or any adjournment thereof, the persons named in the enclosed form of proxy will vote on such matters in accordance with their best judgment.

VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

         As at March 9, 2005, 34,412,136 Common Shares were issued and outstanding, each such share entitling the holder thereof to one vote.

         To the knowledge of the directors and officers of the Corporation, as at March 9, 2005, no person beneficially owned, directly or indirectly, or exercised control or direction over, shares of the Corporation carrying 10% or more of the voting rights attached to all outstanding voting shares of the Corporation, except as follows:

                                      NUMBER OF COMMON
              NAME                        SHARES             PERCENTAGE OF CLASS
---------------------------------     ----------------       -------------------
P.P. Luxco Holdings II S.A.R.L.(1)        7,068,368                 20.54%


NOTE:

(1) P.P. Luxco Holdings II S.A.R.L. is a wholly-owned subsidiary of Picchio Pharma Inc. ("Picchio Pharma"). The holdings and purchases of Common Shares by Picchio Pharma through P.P. Luxco Holdings II S.A.R.L. are referred to in and for the purposes of this management proxy circular as being holdings and purchases of Picchio Pharma.


ELECTION OF DIRECTORS

         Ten directors are to be elected at the Meeting. The Board recommends that shareholders vote for the election of the nominees whose names are set forth below. THE PERSONS NAMED IN THE ENCLOSED FORM OF PROXY INTEND TO CAST THE VOTES TO WHICH THE SHARES REPRESENTED BY SUCH PROXY ARE ENTITLED FOR THE ELECTION OF THE NOMINEES WHOSE NAMES ARE SET FORTH BELOW UNLESS OTHERWISE DIRECTED BY THE SHAREHOLDERS APPOINTING THEM.

         Management does not contemplate that any of the nominees will be unable to serve as a director, but, if that should occur for any reason at or prior to the Meeting, the persons named in the enclosed form of proxy reserve the right to vote for another nominee at their discretion, unless instructions have been received from a particular shareholder to withhold its shares from voting with respect to the election of directors. Each director elected will hold office until the next annual meeting of shareholders or until his successor is duly elected, unless his office is earlier vacated in accordance with the by-laws of the Corporation. All of the persons named in the table below are now members of the Board of Directors of the Corporation (the "Board") and have been during the period indicated.

         The following table states the names of all the persons proposed by management to be nominated for election as directors, their municipality, province or state and country of residence, their principal occupation, their position in the Corporation (if any), the period during which each proposed nominee served as a director and the number of Common Shares beneficially owned, directly or indirectly, by each of them or over which they exercise control or direction.

                                                                                                               NUMBER OF
                                                                                                                COMMON
                                                                                                                SHARES
                                                                                                   PERIOD     BENEFICIALLY
                                                                                                   DURING        OWNED,
                                                                                                    WHICH      CONTROLLED
     NAME AND MUNICIPALITY                                                                        SERVED AS        OR
          OF RESIDENCE                       PRINCIPAL OCCUPATION                OFFICE          A DIRECTOR    DIRECTED(1)
--------------------------------        ------------------------------   ---------------------   ----------   ------------
Dr. Francesco Bellini, O.C.(2).......   Chairman, President and Chief    Chairman of the Board,    2002-2005          -- (3)
Montreal, Quebec, Canada                     Executive Officer              President, Chief
                                            of the Corporation           Executive Officer and
                                                                                Director

Dr. Colin Bier(4),(5)................            Consultant                     Director           1996-2005         900
Montreal, Quebec, Canada

Jean-Guy Desjardins(5)...............    President and Chief Executive          Director           2004-2005     387,550
Montreal, Quebec, Canada               Officer, Centria Inc. (a holding
                                                 company)(6)

Peter Kruyt(2),(7)...................   Vice President, Power Corporation       Director           2002-2005      25,200
Montreal, Quebec, Canada                   of Canada (a diversified
                                         management and holding company)

Francois Legault(7)..................     President and Chief Operating         Director           2004-2005      10,000
Montreal, Quebec, Canada                 Officer, ViroChem Pharma Inc. (a
                                          biopharmaceutical company)(8)

Dr. Frederick H. Lowy, O.C.(5).......   President and Vice-Chancellor of        Director           2003-2005         Nil
Montreal, Quebec, Canada              Concordia University (a university)


John Molloy(4)......................     President and Chief Executive          Director           1994-2005      20,000
Kingston, Ontario, Canada               Officer, Parteq Research and
                                       Development Innovations, Queen's
                                           University (a university
                                      technology transfer organization)

Ronald M. Nordmann(2),(5),(7),(9)....     Co-President, Global Health           Director           2002-2005         Nil
Loveladies, New Jersey, United States    Associates, LLC (a consulting
                                         company to the healthcare and
                                         financial services industries)

                                                                                                               NUMBER OF
                                                                                                                COMMON
                                                                                                                SHARES
                                                                                                   PERIOD     BENEFICIALLY
                                                                                                   DURING        OWNED,
                                                                                                    WHICH      CONTROLLED
     NAME AND MUNICIPALITY                                                                        SERVED AS        OR
          OF RESIDENCE                       PRINCIPAL OCCUPATION                OFFICE          A DIRECTOR    DIRECTED(1)
--------------------------------        ------------------------------   ---------------------   ----------   ------------
Graeme K. Rutledge(4)...........                Consultant                      Director          2003-2005        Nil
Perth, Ontario, Canada

Dr. Emil Skamene(7).............        Scientific Director, Research           Director          2002-2005        Nil
Montreal, Quebec, Canada             Institute of the McGill University
                                      Health Centre (an academic health
                                                  centre)

NOTES:

(1) The information as to the Common Shares beneficially owned, controlled or directed, not being within the knowledge of the Corporation, has been furnished by the respective candidates individually.

(2) Pursuant to a subscription agreement dated July 25, 2002, by and between Picchio Pharma, P.P. Luxco Holdings II S.A.R.L. and the Corporation, the Corporation covenanted to cause a total of three nominees of Picchio Pharma to be included in the list of management nominees to be proposed for election to the Board at each shareholders meeting occurring following the date thereof. Picchio Pharma's right shall terminate on the date it ceases to beneficially hold at least 15% of the issued and outstanding Common Shares (including Common Shares issuable upon exercise of the warrants issued to it concurrently). Dr. Bellini and Messrs. Kruyt and Nordmann are the current nominees of Picchio Pharma.

(3) Dr. Bellini holds directly, 166,666 Common Shares. Dr. Bellini is a beneficiary of the FMRC Family Trust ("FMRC") which holds indirectly, through its 50% ownership of Picchio Pharma, 6,718,368 Common Shares and warrants to subscribe for 4,000,000 Common Shares. On March 9, 2005, FMRC purchased, directly, an additional 250,000 Common Shares as part of a public offering of the Corporation's Common Shares in Canada and the United States.

(4)  Member of the Audit Committee.

(5)  Member of the Compensation Committee.

(6) Mr. Desjardins is also the President and Chief Executive Officer of Fiera Corporation Inc., a holding company. Prior to October 2001, Mr. Desjardins was President and Chief Executive Officer of TAL Global Asset Management Inc., a holding and management company.

(7)  Member of the Nominating and Corporate Governance Committee.

(8) Since April 2002, Mr. Legault also acts as Chairman of the Board of Ecopia Biosciences Inc. and, since December 2001, Chairman of the Board of Avance Pharma Inc., both of which are biopharmaceutical companies. Prior to May 2001, Mr. Legault was Executive Vice President Corporate Development of Biochem Pharma Inc. (now ViroChem Pharma Inc.), also a biopharmaceutical company.

(9)  Mr. Nordmann is the Lead Director of the Corporation.

CORPORATE CEASE TRADE ORDERS OR BANKRUPTCIES

         To the knowledge of the directors and officers of the Corporation, no proposed director of the Corporation:

(a) is, as at the date of this information circular or has been, within the 10 years before the date of this information circular, a director or executive officer of any company, that, while that person was acting in that capacity:

         (i) the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days;

         (ii) subject to an event that resulted, after the director or executive officer ceased to be a director or executive officer, in the company being the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days; or

         (iii) within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or

(b) has, within the 10 years before the date of this information circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold its assets.

COMPENSATION OF DIRECTORS AND EXECUTIVES

         COMPENSATION OF DIRECTORS

         Directors are remunerated for services in that capacity with cash compensation and options to acquire Common Shares. Members of the Board are paid an annual fee of $12,000, an attendance fee of $1,000 per meeting and an annual grant of 5,000 options to acquire Common Shares. Additionally, directors who serve on committees of the Board are entitled to an annual fee of $2,000 ($3,000 for the chairman of the committee), an attendance fee of $750 per committee meeting and an annual grant of 1,000 options to acquire Common Shares. Upon joining the Board, a director is entitled to a one-time option grant of 25,000 options to acquire Common Shares.

         COMPENSATION OF EXECUTIVES

         Summary Compensation Table

         The following table provides a summary of compensation earned during the fiscal years ended December 31, 2004, 2003 and June 30, 2003 by the current Chief Executive Officer, Chief Financial Officer and each of the three other most highly compensated current senior executives of the Corporation (collectively, the "Named Executive Officers").

                                                                                         LONG-TERM
                                                                                        COMPENSATION
                                                        ANNUAL COMPENSATION                AWARDS
                                           -----------------------------------------   --------------
                                                                                         SECURITIES
                                                                           OTHER            UNDER
                                                                           ANNUAL          OPTIONS
                                              SALARY        BONUS       COMPENSATION       GRANTED          ALL OTHER
NAME AND PRINCIPAL POSITION    FISCAL YEAR      ($)          ($)             ($)             (#)           COMPENSATION
---------------------------    -----------  ----------   -----------    ------------     -------------     ------------
Dr. Francesco Bellini,O.C....     2004           --(1)        --(1)           --(1)          450,000(1)          Nil
Chairman, President, Chief        2003*          --(1)        --(1)           --(1)               --(1)          Nil
Executive Officer and             2003           --(1)        --(1)           --(1)          200,000             Nil
Director

Mr. Mariano Rodriguez........     2004          Nil(2)        Nil            Nil                 Nil             Nil
Vice President, Finance and
Chief Financial Officer

Dr. Andreas Orfanos..........     2004      153,561(3)        Nil          7,000             100,000             Nil
Executive Vice President,
Strategic Planning and
Scientific Affaires

Dr. Denis Garceau............     2004      265,200        23,400         10,800                 Nil             Nil
Vice President,                   2003*     130,000        50,000          4,800                 Nil             Nil
Drug Development                  2003      250,000        38,500          9,600                 Nil             Nil


                                                                                         LONG-TERM
                                                                                        COMPENSATION
                                                        ANNUAL COMPENSATION                AWARDS
                                           -----------------------------------------   --------------
                                                                                         SECURITIES
                                                                           OTHER            UNDER
                                                                           ANNUAL          OPTIONS
                                              SALARY        BONUS       COMPENSATION       GRANTED          ALL OTHER
NAME AND PRINCIPAL POSITION    FISCAL YEAR      ($)          ($)             ($)             (#)           COMPENSATION
---------------------------    -----------  ----------   -----------    ------------     -------------     ------------

Dr. Philippe Calais.........      2004       237,510        11,700         12,000                 Nil            Nil
President, Global Business        2003*      117,000        15,775          6,000                 Nil            Nil
                                  2003       112,500(4)        Nil          6,000             200,000            Nil

NOTES:

* For 6 months ended December 31, 2003. Effective as of December 31, 2003, the fiscal year of the Corporation changed from June 30 to December 31.

(1) Dr. Bellini was appointed Chief Executive Officer of the Corporation on December 11, 2002. Dr. Bellini is compensated for acting as Chief Executive Officer of the Corporation through a management services agreement originally dated March 1, 2003, as amended and renewed as of December 1, 2004, by and between Picchio International Inc. ("Picchio International") and the Corporation (see "Interest of Informed Persons in Material Transactions and Management Contracts").

(2) Mr. Rodriguez's employment with the Corporation began on December 10, 2004. His annual salary is $170,000, but no salary was paid to him in 2004.

(3) Dr. Orfanos' employment with the Corporation began on May 31, 2004. Dr. Orfanos annual salary is $275,000.

(4) Dr. Calais' employment with the Corporation began on January 6, 2003. On January 20, 2005, the Corporation announced that Dr. Calais had assumed the position of President, Global Affairs, while Dr. Bellini would henceforth act as President of the Corporation.

         The following table provides a summary of compensation earned during the fiscal years ended December 31, 2004, 2003 and June 30, 2003 by Mr. Claude Michaud and Dr. Francine Gervais who were officers of the Corporation during the fiscal year ended December 31, 2004 but were no longer serving as such, in the case of Mr. Michaud at the end of that fiscal year and, in the case of Dr. Gervais, on January 20, 2005. Mr. Michaud and Dr. Gervais are also considered to be, for the purposes of this management proxy circular "Named Executive Officers".

                                                                                         LONG-TERM
                                                                                        COMPENSATION
                                                        ANNUAL COMPENSATION                AWARDS
                                           -----------------------------------------   --------------
                                                                                         SECURITIES
                                                                           OTHER            UNDER
                                                                           ANNUAL          OPTIONS
                                              SALARY        BONUS       COMPENSATION       GRANTED          ALL OTHER
NAME AND PRINCIPAL POSITION    FISCAL YEAR      ($)          ($)             ($)             (#)           COMPENSATION
---------------------------    -----------  ----------   -----------    ------------     -------------     ------------
Mr. Claude Michaud(1).......       2004      229,255        14,560         5,500                Nil             Nil
Former Senior Vice                 2003*     104,000        25,500           Nil                Nil             Nil
President, Finance and             2003      150,000(2)        Nil           Nil            250,000             Nil
Chief Financial Officer

Dr. Francine Gervais(3).....       2004      237,510        14,040         6,000                Nil             Nil
Former Vice President,             2003*     117,000        36,900           Nil                Nil             Nil
Research and Development           2003      225,000        36,900           Nil                Nil             Nil

NOTES:

* For 6 months ended December 31, 2003. Effective as of December 31, 2003, the fiscal year of the Corporation changed from June 30 to December 31.

(1)  Mr. Michaud resigned from the Corporation effective December 10, 2004.

(2)  Mr. Michaud's employment with the Corporation began on October 1, 2002.

(3) On January 20, 2005, the Corporation announced that Dr. Gervais had resigned from the Corporation, but will remain a consultant to the Corporation.

         Option Grants during Fiscal Year ended December 31, 2004
         --------------------------------------------------------

         The following table provides details as to the stock options granted to the Named Executive Officers to whom options were granted by the Corporation during the fiscal year ended December 31, 2004.

                                                                                 MARKET VALUE OF
                                        COMMON      % OF TOTAL                    COMMON SHARES
                                        SHARES       OPTIONS                       UNDERLYING
                                        UNDER       GRANTED TO       EXERCISE    OPTIONS ON THE
                                       OPTIONS       EMPLOYEES        PRICE       DATE OF GRANT
                                      GRANTED(1)      IN FISCAL     ($/COMMON      ($/COMMON
 NAME                                    (#)            YEAR          SHARE)         SHARE)       EXPIRATION DATE
 -------------------------------     -----------   -------------    ----------    -------------   ----------------
 Dr. Francesco Bellini, O.C.....       450,000          56.5%          26.10         26.10        March 11, 2014
 Mr. Mariano Rodriguez..........           Nil           Nil             Nil           Nil        Nil
 Dr. Andreas Orfanos............       100,000          12.5%          17.81         17.81        August 12, 2014
 Dr. Denis Garceau..............           Nil           Nil             Nil           Nil        Nil
 Dr. Philippe Calais............           Nil           Nil             Nil           Nil        Nil
 Mr. Claude Michaud.............           Nil           Nil             Nil           Nil        Nil
 Dr. Francine Gervais...........           Nil           Nil             Nil           Nil        Nil

NOTES:

(1) Options are exercisable prior to their expiration date or the date of earlier termination of the options, on a cumulative basis, in 60 equal monthly installments beginning one month from the date of grant.

         Aggregated Option Exercises During Most Recently Completed Fiscal Year and Fiscal Year-End Option Values
         ----------------------------------------------------------------------

         The following table indicates, for each of the Named Executive Officers, the details as to the stock options exercised during the fiscal year ended December 31, 2004, the total number of unexercised share purchase options held at December 31, 2004 and the value of such unexercised options at that date.


                                                                                                     VALUE OF
                                                                                 OPTIONS           IN-THE-MONEY
                                              COMMON                            HELD AS AT       OPTIONS HELD AS AT
                                               SHARES       AGGREGATE       DECEMBER 31, 2004     DECEMBER 31, 2004
                                            ACQUIRED ON       VALUE           EXERCISABLE/          EXERCISABLE/
                                              EXERCISE       REALIZED        UNEXERCISABLE         UNEXERCISABLE
NAME                                            (#)             ($)               (#)                  ($)(1)
--------------------------------------     ------------     ----------      -----------------    -------------------
Dr. Francesco Bellini, O.C............          Nil             Nil           144,167/505,833    1,005,867/1,618,133
Mr. Mariano Rodriguez.................          Nil             Nil                Nil/Nil              Nil/Nil
Dr. Andreas Orfanos...................          Nil             Nil             6,667/93,333         22,800/319,200
Dr. Denis Garceau.....................        132,500        4,393,725         121,875/22,625      2,183,625/412,455
Dr. Philippe Calais...................          Nil             Nil            76,667/123,333     1,005,867/1,618,133
Mr. Claude Michaud....................         38,361         602,268             87,264/Nil          1,390,116/Nil
Dr. Francine Gervais..................        115,000        3,824,450          131,875/22,625      2,366,025/412,455

NOTES:

(1) The value of unexercised in-the-money options at financial year-end is the difference between the exercise price and the closing sale price of the Common Shares on the Toronto Stock Exchange (the "TSX") on December 31, 2004. This gain has not been, and may never be, realized. The options have not been, and may never be, exercised and actual gains, if any, on exercise will depend on the value of the Common Shares on the date of exercise. The closing sale price of the Common Shares on the TSX, on December 31, 2004 was $21.23.

EQUITY COMPENSATION PLAN

         The Corporation currently has a Plan under which it may grant up to 4,438,767 Common Shares. As at March 1, 2005, the total number of Common Shares issued under the Plan and issuable under outstanding options granted under the Plan and the percentage of the Corporation's issued and outstanding Common Shares represented by such shares, was as follows:

        COMMON SHARES ISSUED                    COMMON SHARES ISSUABLE UNDER
                                                    OUTSTANDING OPTIONS
        --------------------                    ----------------------------
          1,768,801 (5.8%)                            2,497,067 (8.2%)


         As at March 1, 2005, 172,899 options were available for grants under the Plan.

         Pursuant to the Plan, options may be granted to directors, officers, key employees, consultants and members of the Scientific Advisory Board (if any) of the Corporation or any affiliate thereof, and the number of Common Shares subject to each option, the expiration date of each option, the extent to which each option is exercisable from time to time during its term and other terms and conditions relating to each such option shall be determined by the Compensation Committee and be subject to approval by the Board, provided, however, that if no specific determination is made by the Compensation Committee with respect to any of the following matters, each option shall, subject to any other specific provisions of the Plan, contain the following terms and conditions:

(a) the period during which an option shall be exercisable shall be 10 years from the date of the grant; and

(b) the optionee may take up and pay for not more than 20% of the Common Shares covered by the option after the expiration of each one-year period in arrears from the date of the grant; provided, however, that if the number of Common Shares taken up under the option after the expiration of each one-year period is less than 20% of the Common Shares covered by the option, the optionee shall have the right, on a cumulative basis, at any time or from time to time during the remainder of the term of the option, to purchase such number of Common Shares subject to the option that were purchasable, but not purchased by such optionnee, after the expiration of each such one-year period.

         Currently, the exercise price of any option granted under the Plan must be the reported closing sale price for the Common Shares on the TSX on the last trading day before the day on which the option is granted. Options are not transferable and may be exercised by an optionee while such optionee remains a director, full-time employee, consultant or member of the Scientific Advisory Board of the Corporation and its affiliates.

         The Plan provides for the following limitations on the number of Common Shares issuable thereunder:

(a) the aggregate number of Common Shares reserved for issuance at any time to any one optionee shall not exceed 5% of the number of Common Shares of the Corporation outstanding on a non-diluted basis at such time, less the total of all shares reserved for issuance to such optionee pursuant to any other share compensation arrangement of the Corporation and its affiliates;

(b) the aggregate number of Common Shares issuable (or, reserved for issuance) to insiders of the Corporation and its affiliates under the Plan or any other share compensation arrangement of the Corporation and its affiliates, cannot at any time exceed 10% of the issued and outstanding Common Shares; and

(c) the aggregate number of Common Shares issued to insiders under the Plan or any other share compensation arrangement of the Corporation and its affiliates, within a one-year period, cannot exceed 10% of the issued and outstanding Common Shares.

         Subject to any express resolution passed by the Board or the Compensation Committee with respect to an option, an option, and all rights to purchase Common Shares pursuant thereto, shall expire and terminate immediately upon an optionee ceasing to be a director, full-time employee, consultant or member of the scientific advisory board of the Corporation and its affiliates. For greater certainty, the optionee shall not lose any rights to any options granted pursuant to the Plan if he changes positions within the Corporation and its affiliates so long as he remains eligible. If before the expiry of an option, in accordance with the terms thereof, the employment of the optionee by the Corporation and its affiliates terminates for any reason whatsoever other than termination by the Corporation and its affiliates for cause, but including termination by reason of the death of the optionee, such option may, subject to the terms thereof and any other terms of the Plan, be exercised, if the optionee is deceased, by the legal personal representative(s) of the estate of the optionee during the first three months following the death of the optionee, or if he is alive, by the optionee, at any time within three months of the date of termination of the employment of the optionee (but in either case prior to the expiry of the option in accordance with the terms thereof), but only to the extent that the optionee was entitled to exercise such option at the date of the termination of his employment.

         The Board may, subject to regulatory approval, amend or discontinue the Plan at any time; provided, however, that no such amendment may increase the maximum number of Common Shares that may be optioned under the Plan, change the manner of determining the minimum option price or, without the consent of the optionee, alter or impair any option previously granted to an optionee under the Plan.

         On March 14, 2005, the Board adopted a resolution in order to update and restate the Plan in light of recent amendments that were made to the rules and policies of the TSX governing security based compensation arrangements, by changing the maximum number of Common Shares issuable from time to time under the Plan from a fixed maximum number to a fixed maximum percentage, the whole as more fully described in this proxy circular under "Proposed Amendment to the Amended and Restated Stock Option Plan". The ratification and confirmation of this amendment by the shareholders of the Corporation is solicited by this proxy circular.

         On March 14, 2005, the Board also adopted a resolution determining that the purchase price for Common Shares granted under options should be the weighted average trading price for such Common Shares for the five days preceding the date of grant during which the Common Shares were traded on the TSX and bringing certain other provisions of the Plan in line with the TSX Amendments (as defined below). These amendments are not subject to shareholder approval.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

         The following table indicates the number of Common Shares to be issued upon the exercise of outstanding options, warrants and rights, the weighted average exercise price of such outstanding options, warrants and rights and the number of Common Shares remaining for future issuance under the Plan. The information presented in this table does not include up to 220,000 Common Shares issuable to Dr. Francesco Bellini, of which 160,000 are subject to the achievement of certain performance targets, pursuant to an agreement dated December 1, 2004. See "Ratification and Confirmation of the Agreement to Issue Common Shares to Dr. Francesco Bellini".


                                                                                               NUMBER OF COMMON SHARES
                                                                                               REMAINING AVAILABLE FOR
                                                                                                FUTURE ISSUANCE UNDER
                                  NUMBER OF COMMON SHARES TO                                  EQUITY COMPENSATION PLANS
                                  BE ISSUED UPON EXERCISE OF    WEIGHTED-AVERAGE EXERCISE       (EXCLUDING SECURITIES
                                     OUTSTANDING OPTIONS,          PRICE OF OUTSTANDING            REFLECTED IN THE
PLAN CATEGORY                        WARRANTS AND RIGHTS       OPTIONS, WARRANTS AND RIGHTS          FIRST COLUMN)
-------------                     ---------------------------  ----------------------------   -------------------------
Equity compensation plans
approved by securityholders               2,497,067                       15.82                        172,899

Equity compensation plans not
approved by securityholders                   0                            N/A                            0
                                          ---------                       -----                        -------
Total                                     2,497,067                       15.82                        172,899
                                          =========                       =====                        =======

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

         No officers, directors, employees or former officers, directors and employees of the Corporation were indebted to the Corporation as at March 1, 2005.

DIRECTORS' AND OFFICERS' INSURANCE

         The Corporation provides insurance for the benefit of its directors and officers against liability incurred by them in these capacities. The current aggregate policy limit is US$15,000,000, the first US$500,000 of certain claims being deductible and payable by the Corporation. The annual premium is US$536,000 for a one year term ending September 16, 2005. This annual premium, which has not been specifically allocated between directors as a group and officers as a group, was paid entirely by the Corporation.

TERMINATION OF EMPLOYMENT, CHANGE IN CONTROL AND EMPLOYMENT AGREEMENTS

         In case of termination of the employment of each of the Named Executive Officers for reason other than for just cause or for good reason, and other than termination following a change of control of the Corporation, Drs. Andreas Orfanos, Philippe Calais and Denis Garceau and Mr. Mariano Rodriguez are entitled, under their employment agreements, to lump sum payments of $275,000, $234,000, $260,000 and $170,000, respectively.

         In case of termination of the employment of each of the Named Executive Officers following a change of control of the Corporation, Drs. Andreas Orfanos, Philippe Calais, Denis Garceau and Mr.

Mariano Rodriguez are entitled, under their employment agreements, to lump sum payments of $550,000, $468,000, $520,000 and $340,000, respectively. Following a change of control of the Corporation, if Drs. Andreas Orfanos, Philippe Calais, Denis Garceau and Mr. Mariano Rodriguez elect to remain in their function for at least six months following such change of control and, prior to the expiry of two years following such change of control, decide to leave the employment of the Corporation for any reason whatsoever, they are entitled, under their employment agreements, to lump sum payments of $275,000, $234,000, $260,000 and $170,000, respectively.

COMPOSITION OF THE COMPENSATION COMMITTEE

         The Compensation Committee of the Board currently consists of Dr. Colin Bier (Chair), Mr. Jean-Guy Desjardins, Dr. Frederick H. Lowy and Mr. Ronald
M. Nordmann.

REPORT ON EXECUTIVE COMPENSATION

         The Corporation's current compensation policy for its executive officers, including the Named Executive Officers, emphasizes incentive-based compensation over base salary. Through the granting of options to purchase Common Shares, the executive officers of the Corporation, including the Named Executive Officers, are provided with incentive to (a) advance the drug development programs of the Corporation towards commercialization and
(b) enhance the market value of the Corporation's Common Shares. In order to establish base salary and bonus compensation levels, the Corporation studies, among other things, the competitive market environment.

         The members of the Compensation Committee, whose names are set out above, have approved the issue of the foregoing report and its inclusion in this proxy circular.

PERFORMANCE GRAPH

         The outstanding Common Shares began trading at the opening of business on June 22, 2000, on the TSX (NRM).

         The following graph compares, as at the end of each quarter up to December 31, 2004, the cumulative total shareholder return on $100 invested in Common Shares on June 30, 2000, with the cumulative total shareholder return on the S&P/TSX Composite Index, assuming reinvestment of all dividends.

                                [PERFORMANCE GRAPH]




REPORT ON CORPORATE GOVERNANCE

         In 1995, the Toronto Stock Exchange Committee on Corporate Governance in Canada issued its final report, establishing guidelines for corporate governance for Canadian corporations (the "Guidelines"). The Guidelines relate to a number of significant governance issues, including the proper role of the board of directors, its structure and composition and its relationship with shareholders and management. The TSX has adopted as a listing requirement that disclosure be made by a listed corporation of its corporate governance practices with reference to the Guidelines. A complete description of the Corporation's corporate governance practices, with specific references to each of the Guidelines is attached hereto as Schedule A. The Nominating and Corporate Governance Committee, currently composed of Mr. Ronald M. Nordmann (chair), Mr. Peter Kruyt, Mr. Francois Legault and Dr. Emil Skamene, has reviewed the disclosure set out in Schedule A.

         The Board continues to periodically review corporate governance proposals made by the Canadian securities administrators and NASDAQ. As new standards become effective, the Board will review and amend, where necessary and appropriate, its corporate governance practices and the eligibility of the members of the Board on each committee and shall, if necessary, make appropriate changes.

         The following is a description of the current committees of the Board:

         COMMITTEES OF THE BOARD

         Audit Committee

         The mandate of the Audit Committee includes assisting the Board in its oversight of (i) the integrity of the Corporation's financial statements, financial reporting process, system of internal controls over financial reporting, and audit process, (ii) the Corporation's compliance with, and process for monitoring compliance with, legal and regulatory requirements,
(iii) the independent auditors' qualifications and independence, and (iv) the performance of the independent auditors. The current members of the Audit Committee are Mr. Graeme K. Rutledge (chair), Dr. Colin Bier and Mr. John Molloy.

         Under the listing requirements of NASDAQ, no director who is not independent, may be appointed to the audit committee of a company, except under limited circumstances. Mr. Molloy is not independent under such requirements, as he is the President and Chief Executive Officer of Parteq Research and Development Innovations, Queen's University ("Parteq"), a licensor of the Corporation. However, in accordance with such requirements, the Board resolved, for the year ended December 31, 2004, that the continued membership of Mr. Molloy on the Audit Committee was required in the best interests of the Corporation and its shareholders because of his knowledge of the Corporation and experience in such matters.

         Additional information regarding the Audit Committee can be found under the heading "Audit Committee" in the Corporation's Annual Information Form for the year ended December 31, 2004.

         Compensation Committee

         The mandate of the Compensation Committee includes reviewing the compensation arrangements for the Corporation's employees, including executive officers and directors, and making recommendations to the Board with respect to such compensation arrangements, as well as making recommendations to the Board with respect to the Corporation's incentive compensation plans and equity-based plans and to oversee succession planning. The Compensation Committee is also responsible for preparing an annual report on executive compensation for purposes of disclosure to shareholders. The current members of the Compensation Committee are Dr. Colin Bier (chair), Mr. Jean-Guy Desjardins, Dr. Frederick H. Lowy and Mr. Ronald M. Nordmann.

         Nominating and Corporate Governance Committee

         The mandate of the Nominating and Corporate Governance Committee is to develop and recommend to the Board a set of corporate governance principles and to prepare and review the disclosure with respect to, and the operation of, the Corporation's system of corporate governance, before such disclosure is submitted to the Board for its approval. The Nominating and Corporate Governance Committee is responsible for the review and periodic update of the Corporation's Code of Ethics which governs the conduct of the Corporation's directors, officers and other employees. Moreover, the Nominating and Corporate Governance Committee is mandated to examine, on an annual basis, the size and composition of the Board and, if appropriate, recommend to the Board a program to establish a Board comprised of members who facilitate effective decision-making. Finally, the Nominating and Corporate Governance Committee shall identify individuals qualified to become members of the Board, recommend to the Board nominees to be put before shareholders at each annual meeting and recommend to the Board a process for board, committee and director assessment. The current members of the Nominating and Corporate Governance Committee are Mr. Ronald M. Nordmann (chair), Mr. Peter Kruyt, Mr. Francois Legault and Dr. Emil Skamene.

         COMMUNICATIONS, INSIDER TRADING, CONFIDENTIAL INFORMATION AND DISCLOSURE POLICIES

         The Board is committed to an effective communications policy with all stakeholders including shareholders, suppliers, advertisers, employees, agents and members of the investment community. The Corporation is committed to complying with all laws, regulations and policies which are applicable to it as well as to best practices in the field. This commitment is evidenced, notably, by the adoption by the Corporation of a Disclosure and Trading Policy.

         The Board or the Audit Committee reviews in advance all press releases which disclose financial results. Other statutory documents or documents required to be prepared, filed and delivered including, without limitation, the annual report, proxy materials and annual information form are reviewed by members of the Board and, where required, these documents are approved by the Board.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS AND MANAGEMENT CONTRACTS

         On March 1, 2003, the Corporation entered into a management services agreement (the "MANAGEMENT SERVICES AGREEMENT") with Picchio International Inc. ("PICCHIO INTERNATIONAL") into which Picchio Pharma intervened (Picchio Pharma and Picchio International are sometimes referred to collectively in this management proxy circular as the "Picchio Group"). All of the shares of Picchio International are owned by Dr. Francesco Bellini, O.C., and his spouse. The Management Services Agreement was amended as of the 30th day of October, 2003 to permit the grant of performance based fees at the discretion of the Board and extended by amendment as of the 1st day of December, 2004 until November 30, 2007.

         The Management Services Agreement provides that Picchio International shall provide the services of Dr. Bellini as Chief Executive Officer of the Corporation and provide the services of other members of the Picchio Group, including all senior managers of Picchio Pharma. Under the agreement, the Picchio Group is currently providing, and will continue to provide, on-going regular consulting and advisory services, including services related to reviewing existing and potential research and development activities, and existing potential clinical programs, financing activities, partnering and licensing opportunities, commercialization plans and programs, and advising and assisting in investor relations activities.

         In consideration of all services rendered under the Management Services Agreement, Picchio International receives a monthly fee of $200,000. This amount includes all direct and indirect costs and expenses, including travel and all other out-of-pocket expenses, incurred by Dr. Bellini and the Picchio Group relating to the services provided pursuant to such agreement. The Management Services Agreement provides for the payment, from time to time, to Picchio International of a discretionary amount as a performance based fee for services rendered. The amount of such performance based fee, if any, will be determined by the Board at its sole discretion. Each party has the right to terminate the Management Services Agreement at any time upon sending a written prior notice of 180 days. The Management Services Agreement provides that it shall be automatically renewed for successive one year terms unless either party sends a prior written notice of non-renewal to the other party at least 90 days prior to the then current termination date. The Management Services Agreement may not be terminated by Picchio International prior to May 31, 2006.

         The Management Services Agreement provides that the Picchio Group shall not, without the Corporation's written consent, during the term of such agreement and for the 24 months following the termination of the Management Services Agreement, carry on or be engaged in any business which is the same or similar to or in competition in any material way with any of the businesses which the Corporation now or which the Corporation shall, during the term of such agreement, carry on anywhere in the world. The Picchio Group also agreed not to hire any of the Corporation's employees during the term of the Management Services Agreement and for the twelve months following its expiration.

RATIFICATION AND CONFIRMATION OF THE AGREEMENT TO ISSUE COMMON SHARES TO DR. FRANCESCO BELLINI

         Pursuant to an agreement (the "Agreement") made as of December 1, 2004, between the Corporation and Dr. Francesco Bellini, its Chairman, President and Chief Executive Officer, the Corporation agreed to issue up to 220,000 Common Shares (the "Subject Shares") to Dr. Bellini in consideration of his services and subject to the accomplishment of certain performance targets. As at March 9, 2005, the Subject Shares represented approximately 0.6% of the issued and outstanding Common Shares.


         In particular, the Corporation agreed to issue 60,000 Common Shares to Dr. Bellini upon execution of the Agreement, 55,000 Common Shares upon the execution of a collaboration agreement in respect of Alzhemed(TM), 55,000 Common Shares upon the execution of a collaboration agreement in respect of Fibrillex(TM), 25,000 Common Shares upon the completion of a third-party equity and/or debt financing and 25,000 Common Shares upon the restructuring of the Corporation's management structure, including formalizing a succession plan. The issuance of the shares pursuant to the Agreement is subject to regulatory and shareholder approval and the Corporation may, at its option, purchase Common Shares in the open market to satisfy its obligations under the Agreement.
Dr. Bellini has met the performance target in respect of the Fibrillex(TM) and in respect of the financing.


         If Dr. Bellini ceases to be an officer and director of the Corporation and no longer provides management services to the Corporation directly or through a formal agreement such as the Management Services Agreement for any reason other than termination without cause or death or incapacity, all rights granted under the Agreement shall be immediately forfeited as of the first date on which Dr. Bellini is no longer an officer, director or management service provider and Dr. Bellini shall not be entitled to receive any Subject Shares pursuant to the Agreement. In the event of the death or incapacity of Dr. Bellini or termination of such management services without cause, Dr. Bellini or his heirs or other legal representatives, as the case may be, shall be entitled to receive, within 90 days of the death, determination of incapacity or termination, the Subject Shares which are issuable or deliverable, as the case may be, by the Corporation upon the execution of the Agreement and in respect of which the relevant performance target has been achieved.


         All rights, and the payment obligations relating thereto, are for the benefit of Dr. Bellini or, in the event of his death, his heirs or other legal representatives. Dr. Bellini shall not be entitled to transfer, assign, charge, pledge or hypothecate, or otherwise alienate, whether by operation of law or otherwise, any such rights and they shall not be subject to execution, attachment or similar process.

         Shareholders are asked to consider and, if deemed advisable, to ratify and confirm the approval and entering into of the Agreement. Such ratification and confirmation requires approval by resolution passed by a majority of the votes cast by the holders of Common Shares, present or represented by proxy, and entitled to vote at the Meeting. The Board recommends that shareholders vote for the ratification and confirmation of the approval and entering into of the Agreement. THE PERSONS NAMED IN THE ENCLOSED FORM OF PROXY INTEND TO CAST THE VOTES TO WHICH THE SHARES REPRESENTED BY SUCH PROXY ARE ENTITLED FOR THE RATIFICATION AND CONFIRMATION OF THE APPROVAL AND ENTERING INTO OF THE AGREEMENT UNLESS OTHERWISE DIRECTED BY THE SHAREHOLDERS APPOINTING THEM. If the approval and entering into of the Agreement are not ratified and confirmed by ordinary resolution of the shareholders or if the approval and entering into of the Agreement do not receive regulatory approval, the Agreement will not become effective and none of the Subject Shares will be issued (and/or delivered, as the case may be).

PROPOSED AMENDMENT TO THE AMENDED AND RESTATED STOCK OPTION PLAN

         The TSX recently adopted a number of amendments to the TSX Company Manual (the "TSX Amendments"), including with respect to the TSX's policies and requirements regarding security-based compensation arrangements. The TSX Amendments became effective on January 1, 2005. Among other things, the TSX Amendments permit "rolling maximum" or "evergreen" plans which fix a maximum number of shares issuable under an arrangement as a percentage of the issued and outstanding securities of an issuer.

         In order to update and restate the Plan in light of the TSX Amendments, on March 14, 2005, the Board approved an amendment (the "Amendment") to the Plan, subject to shareholder and regulatory approval.

         The proposed Amendment changes the maximum number of Common Shares issuable from time to time under the Plan from the current fixed maximum number of 4,438,767 Common Shares to a fixed maximum percentage of 12.5% of the Common Shares issued and outstanding from time to time. The strategic use of incentive stock options is a cornerstone of the Corporation's compensation plan. It applies to employees at all levels and continues to be one of the Corporation's primary tools for attracting, motivating and retaining qualified employees, which is critical to the Corporation's success. In making the decision to recommend the Amendment, the Board considered a number of factors, including the number of options currently outstanding under the Plan, the Corporation's existing and future human resource requirements and competitive benchmarks. In the past, the Corporation's practice has been to have a fixed maximum number of Common Shares available for the grant of options, which was fixed at 4,438,767 by the Board and ratified and confirmed by the shareholders of the Corporation at the annual and special meeting of the Corporation held on December 9, 2003. Based on a review of these factors, the Board has determined that the proposed Amendment is both reasonable and in the best interests of the Corporation.

         This proposed maximum percentage represents a reduction in the percentage of Common Shares that has been generally reserved for issuance under the Plan according to the Corporation's past practice of reserving a fixed maximum number of Common Shares equivalent to 15% of the then issued and outstanding Common Shares. Furthermore, the use of a maximum percentage of the issued and outstanding Common Shares (rather than a fixed maximum number) will ensure that a reasonable percentage of Common Shares remains available for the grant of options in the future, while taking account of future issuances of Common Shares. While shareholder approval will no longer be required in order to maintain the 12.5% maximum percentage, the TSX Amendments will require that all unallocated options under the Plan be approved by the shareholders of the Corporation every three years after the institution of the Amendment. The Corporation will request the conditional listing of additional Common Shares on the TSX to be listed as reserved for issuance under the Plan.

         The Amendment is subject to the prior approval of the TSX. The TSX has been asked to conditionally approve the Amendment, subject to ratification by the shareholders at the Meeting as herein set forth. Accordingly, shareholders will be asked to consider and, if deemed advisable, to ratify and confirm the resolution set out in Schedule B hereto along with the revised text of the Plan.

         Such ratification and confirmation requires approval by resolution passed by a majority of the votes cast by the holders of Common Shares, present or represented by proxy, and entitled to vote at the Meeting. The Board recommends that shareholders vote for the ratification and confirmation of the resolutions adopting the Amendment. THE PERSONS NAMED IN THE ENCLOSED FORM OF PROXY INTEND TO CAST THE VOTES TO WHICH THE SHARES REPRESENTED BY SUCH PROXY ARE ENTITLED FOR THE RATIFICATION AND CONFIRMATION OF THESE RESOLUTIONS UNLESS OTHERWISE DIRECTED BY THE SHAREHOLDERS APPOINTING THEM. If the Amendment is not ratified and confirmed by ordinary resolution of the shareholders, or if such Amendment does not receive regulatory approval, such Amendment will not become effective.

         The Plan is more fully described in this proxy circular under "Equity Compensation Plan".

AUDITORS OF THE CORPORATION

         KPMG LLP, Chartered Accountants, have been the auditors of the Corporation since September 1995. The Board recommends that shareholders vote for the appointment of KPMG LLP, Chartered Accountants, as auditors of the Corporation and the authorization of the Audit Committee to fix the auditors' remuneration. THE PERSONS NAMED IN THE ENCLOSED FORM OF PROXY INTEND TO CAST THE VOTES TO WHICH THE SHARES REPRESENTED BY SUCH PROXY ARE ENTITLED FOR THE REAPPOINTMENT OF KPMG LLP, CHARTERED ACCOUNTANTS, AS AUDITORS OF THE CORPORATION FOR THE TERM EXPIRING WITH THE NEXT ANNUAL MEETING OF SHAREHOLDERS, AND TO AUTHORIZE THE AUDIT COMMITTEE TO FIX THEIR REMUNERATION, UNLESS OTHERWISE DIRECTED BY THE SHAREHOLDERS APPOINTING THEM.

2005 SHAREHOLDER PROPOSALS

         Shareholder proposals must be submitted no later than December 15, 2005 to be considered for inclusion in the Management Proxy Circular for the purposes of the Corporation's 2006 annual meeting of shareholders.

ADDITIONAL INFORMATION

         Financial information is provided in the Corporation audited financial statements and MD&A for its most recently completed financial year. Copies of these documents and additional information relating to the Corporation are available on SEDAR at www.sedar.com.

APPROVAL BY DIRECTORS

         The contents of this proxy circular and the sending thereof have been approved by resolution of the Board.

         DATED at Laval, Quebec, March 14, 2005.




                                               /s/ David Skinner
                                               -------------------------------
                                               David Skinner
                                               Corporate Secretary

                                   SCHEDULE A

                         CORPORATE GOVERNANCE PRACTICES


            TSX GUIDELINE                                         CORPORATION'S PRACTICE
            -------------                                         ----------------------
1.   The Board should explicitly assume          The Board has explicitly assumed responsibility for the stewardship of
responsibility for stewardship of the            the Corporation in a formal Mandate of the Board of Directors, which
corporation, and specifically:                   was adopted on August 18, 2003. Specifically, the Board has assumed responsibility for (i) the adoption of a strategic planning process, (ii) the
     (i)   adopt a strategic planning process,   identification of the principal risks for the Corporation and the implementation of appropriate risk management systems, (iii) succession planning, including
     (ii)  identify principal risks of the       appointing, training and monitoring senior management; (iv) ensuring that the
           business and implement systems of     Corporation has in place a communications policy to enable the Corporation to
           risk management,                      communicate effectively with shareholders, other stakeholders and the public generally by, notably, enacting a Disclosure and Trading Policy and (v) the
     (iii) provide for succession planning,      integrity of internal controls and management information systems.
           including appointing, training and
           monitoring senior management,

     (iv)  a communications policy,

     (v)   assume responsibility for the
           integrity of the Company's internal
           control and management information
           systems.

2.   The Board should be constituted with        The Board currently consists of a majority of unrelated directors as,
a majority of individuals who qualify as         of the ten directors currently serving on the Board, seven are
unrelated directors.                             considered unrelated, namely Dr. Colin Bier, Mr. Jean-Guy Desjardins,
                                                 Mr. Peter Kruyt, Dr. Frederick H. Lowy, Mr. Ronald M. Nordmann, Mr.
                                                 Graeme K. Rutledge and Dr. Emil Skamene. Dr. Francesco Bellini, O.C.,
                                                 Mr. Francois Legault and Mr. John Molloy are related directors.

                                                 The Corporation does not have a majority shareholder and therefore no shareholder can exercise a majority of voting rights for the election of directors, but pursuant to a subscription agreement dated July 25, 2002, by and between Picchio
                                                 Pharma, P.P. Luxco Holdings II S.A.R.L. and the Corporation, the Corporation
                                                 covenanted to cause a total of three nominees of Picchio Pharma to be included in the list of management nominees to be proposed for election to the Board at each meeting of shareholders occurring following the date thereof. Picchio Pharma's right shall terminate on the date it ceases to beneficially hold at least 15% of the issued and outstanding Common Shares (including Common Shares issuable upon exercise of the warrants issued to them concurrently). Dr. Bellini and Messrs.
                                                 Kruyt and Nordmann are the current nominees of Picchio Pharma.



            TSX GUIDELINE                                         CORPORATION'S PRACTICE
            -------------                                         ----------------------
3.   The Board should disclose, for each         Dr. Francesco Bellini, O.C., Chairman, President and Chief Executive
director, whether he or she is related and how   Officer ("CEO") of the Corporation, is a related director as he is a
that conclusion was reached.                     member of the management of the Corporation. Mr. Francois Legault is related, as he is the Chief Operating Officer of ViroChem Pharma Inc., a
                                                 corporation which received, for the year ended December 31, 2004, approximately
                                                 $500,000 from the Corporation as consideration for the sale of laboraroty equipment and of which Dr. Bellini is Chairman of the Board of Directors. Mr. John Molloy is
                                                 also a related director, as he is President and Chief Executive Officer of Parteq,
                                                 an organization with whom the Corporation has entered into research alliances, licensing agreements and service agreements.

                                                 Dr. Colin Bier, Mr. Jean-Guy Desjardins, Mr. Peter Kruyt, Dr. Frederick
                                                 H. Lowy, Mr. Ronald M. Nordmann, Mr. Graeme K. Rutledge and Dr. Emil
                                                 Skamene are unrelated in that they are (i) independent of management;
                                                 and (ii) free from any interest and any business or other relationship which could, or could reasonably be perceived to, materially interfere with the director's ability to act with a view to the best interests of the Corporation, other than interests and relationships arising from shareholding.

4.   Appoint a committee of directors            The Corporation has created a Nominating and Corporate Governance
composed exclusively of outside, i.e.            Committee, responsible for the appointment and assessment of directors.
non-management directors, a majority of whom     All the members of this committee are unrelated and outside directors.
are unrelated directors, responsible for the
appointment and assessment of directors.

5.   Implement a process for assessing the       The Nominating and Corporate Governance Committee has the mandate,
effectiveness of the Board, its committees and   explicitly documented in its Charter, to implement a process for
individual directors.                            assessing the effectiveness of the Board, its committees and individual directors.

6.   Provide an orientation and education        The Nominating and Corporate Governance Committee has the mandate,
program for new directors.                       explicitly documented in its Charter, to consider the appropriateness of implementing formal programs for the orientation and education of new directors.

7.   Examine the size of the Board, with         The Board presently consists of ten directors with a variety of
specific reference to its effectiveness.         backgrounds. Its size and composition are subject to periodic review of the Nominating and Corporate Governance Committee, and the Board is of the opinion that it will be most effective as currently composed.

8.   Review compensation of directors in light   The Compensation Committee has the mandate, explicitly documented in
of risks and responsibilities.                   its Charter, to review compensation of directors in light of risks and responsibilities.

9.   Committees should generally be composed     The Board has three committees: the Audit Committee, the Compensation
of only outside directors, a majority of whom    Committee, and the Nominating and Corporate Governance Committee. All
are unrelated directors.                         members of the Audit Committee, the Compensation Committee and the
                                                 Nominating and Corporate Governance Committee are outside directors. All committees are composed of a majority of unrelated directors.

                                                 The current Composition of each of the committees is set out below.



            TSX GUIDELINE                                         CORPORATION'S PRACTICE
            -------------                                         ----------------------
                                                 AUDIT COMMITTEE
                                                 Graeme K. Rutledge                            Unrelated    Outside
                                                 Dr. Colin Bier                                Unrelated    Outside
                                                 John Molloy                                   Related      Outside

                                                 COMPENSATION COMMITTEE
                                                 Dr. Colin Bier                                Unrelated    Outside
                                                 Jean-Guy Desjardins                           Unrelated    Outside
                                                 Dr. Frederick H. Lowy                         Unrelated    Outside
                                                 Ronald M. Nordmann                            Unrelated    Outside

                                                 NOMINATING AND CORPORATE GOVERNANCE
                                                 COMMITTEE
                                                 Ronald M. Nordmann                            Unrelated    Outside
                                                 Dr. Frederick H. Lowy                         Unrelated    Outside
                                                 Peter Kruyt                                   Unrelated    Outside
                                                 Francois Legault                              Related      Outside
                                                 Dr. Emil Skamene                              Unrelated    Outside

10.  Assume or assign responsibility for         The Nominating and Corporate Governance Committee has the mandate,
corporate governance issues.                     explicitly documented in its Charter, to assume responsibility for corporate governance issues.

11.  Define management's responsibilities and    The Board has the responsibility, explicitly documented in the Mandate
approve corporate objectives to be met by        of the Board of Directors, to approve a formal position description for
the CEO.                                         the CEO. Moreover, the Nominating and Corporate Governance Committee of
                                                 the Board has the mandate, explicitly documented in its Charter, to submit to the
                                                 Board an assessment of the CEO against the corporate objectives, which are approved by the Board and which the CEO is responsible for meeting.

                                                 On March 1, 2003, the Corporation entered into a management services agreement with
                                                 Picchio International into which Picchio Pharma intervened, which agreement was amended as of the 30th day of October, 2003 and renewed as of the 1st day of
                                                 December, 2004, until November 30, 2007 (Picchio Pharma and Picchio International
                                                 are sometimes referred to collectively in this management proxy circular as the
                                                 "Picchio Group"). All of the shares of Picchio International are owned by Dr.
                                                 Bellini and his spouse. The management services agreement provides that Picchio
                                                 International shall provide the services of Dr. Francesco Bellini, O.C., as CEO of the Corporation and provide the services of other members of the Picchio Group, including all senior managers of Picchio Pharma. Under the agreement, the Picchio
                                                 Group is currently providing, and will continue to provide, on-going regular consulting and advisory services, including services related to reviewing existing and potential research and development activities, and existing potential clinical programs, financing activities, partnering and licensing opportunities, commercialization plans and programs, and advising and assisting in investor relations activities.


            TSX GUIDELINE                                         CORPORATION'S PRACTICE
            -------------                                         ----------------------
12.   Establish structures and procedures        The Board endeavors to ensure that it can function independently of
to enable the Board to function independently    management. One measure taken to this end is the appointment of Mr.
of management. An appropriate structure would    Ronald M. Nordmann as Lead Director of the Corporation by the outside
be to appoint a chairman who is not a member     directors of the Corporation on December 9, 2003. However, given its
of management.                                   current state of development and the controls in place, the Board is of the opinion that it is in the best interests of the Corporation and its shareholders to have Dr. Francesco Bellini, O.C., act as Chairman,
                                                 President and CEO of the Corporation.

13.  The audit committee should be composed of   The Audit Committee is exclusively composed of outside directors. Its
outside directors and its role specifically      role is specifically defined in its Charter.
defined.

14.  Implement a system to enable individual     Individual directors are able to engage outside advisers at the expense
directors to engage outside advisors, at the     of the Corporation, with the engagement of the adviser being subject to
Company's expense.                               the approval of the Nominating and Corporate Governance Committee, as
                                                 specifically documented in the mandate of the Board.

                                   SCHEDULE B

                                   RESOLUTION

RESOLVED:

1. THAT the Corporation amend its Amended and Restated Stock Option Plan (the "Plan") as set forth in the draft of the Plan, attached hereto as
         Schedule 1, which draft is hereby approved, in order to change the maximum number of common shares of the Corporation issuable from time to time under the Plan from the current fixed maximum number of 4,438,767 Common Shares to a fixed maximum percentage of 12.5% of the Common Shares issued and outstanding from time to time, pursuant to recent amendments to The Toronto Stock Exchange (the "TSX") Company Manual which became effective as of January 1, 2005, with such amendments, deletions and additions as any officer or director may deem expedient to approve, such approval to be conclusively evidenced by the filing of the final version of the Plan with the Agence nationale d'encadrement du secteur financier and the TSX;

2. THAT any director or officer of the Corporation be and is hereby authorized to do all other acts and things and to execute and deliver all such other documents, instruments and writings as in his sole discretion are necessary or desirable to give effect to the foregoing; and

3. THAT notwithstanding that this resolution may be passed by the shareholders of the Corporation, the directors of the Corporation are hereby authorized and empowered without further notice to or approval of the shareholders of the Corporation not to proceed with the amendments to the Plan as contemplated above.

                            SCHEDULE 1 TO SCHEDULE B

                                 NEUROCHEM INC.

                     AMENDED AND RESTATED STOCK OPTION PLAN

             (approved by the Board of Directors on March 14, 2005)

1        PURPOSE OF PLAN

1.1 The purpose of the Plan is to assist directors, officers, key employees, consultants and members of the Scientific Advisory Board (if any) of the Corporate Group to participate in the growth and development of the Corporate Group by providing such persons with the opportunity, through share options, to acquire an increased proprietary interest in the Corporation.

2        DEFINED TERMS

         Where used herein, the following terms shall have the following meanings, respectively:

2.1 "Affiliate" shall mean any Entity in an unbroken chain of Entities beginning with the Corporation if, at the time of granting of the option, each of the Entities other than the last Entity in the unbroken chain own stock or other comparable equity interest to which are attached more than 50% of the aggregate number of votes attached to the outstanding shares of all classes of stock or other comparable equity interest in the Entity directly below that Entity in such chain;

2.2 "Board" means the board of directors of the Corporation or, if established and duly authorized to act, the Executive Committee of the board of directors of the Corporation;

2.3      "Business Day" means any day, other than a Saturday or a Sunday;

2.4      "Committee" shall have the meaning attributed thereto in Section 3;

2.5 "Corporate Group" means the Corporation and its Affiliates, present and future, so long as such Entity remains an Affiliate;

2.6 "Corporation" means Neurochem Inc. and includes any successor corporation thereto;

2.7 "Designated Exchange" shall mean The Toronto Stock Exchange or such other stock exchange as may be designated from time to time by the Board;

2.8 "Eligible Person" means any director, officer, full-time employee, consultant or member of the Scientific Advisory Board of the Corporate Group;

2.9 "Entity" means any corporation, company, partnership, trust, limited liability company, foundation, and/or firm;

2.10 "Grant Date" means the date at which an Option is granted to an Optionee;

2.11 "Market Price" means the weighted average trading price for the Shares for the five days preceding the date of grant during which the Shares were traded on the Designated Exchange;

2.12     "Option" means an option to purchase Shares granted under the Plan;

2.13 "Option Price" means the price per share at which Shares may be purchased under the Option, as the same may be adjusted from time to time in accordance with Section 8;

2.14     "Optionee" means a person to whom an Option has been granted;

2.15 "Plan" means the Amended and Restated Neurochem Stock Option Plan, as amended herein, as the same may be amended or varied from time to time; and

2.16 "Shares" means the Common Shares of the Corporation, or, in the event of an adjustment contemplated by Section 8, such other shares or securities to which an Optionee may be entitled upon the exercise of an Option as a result of such adjustment.

3        ADMINISTRATION OF THE PLAN

3.1 The Plan shall be administered by a committee (the "Committee") appointed by the Board and consisting of not less than three members of the Board. The members of the Committee shall serve at the pleasure of the Board and vacancies occurring in the Committee shall be filled by the Board.

3.2 The Committee shall elect one of its members as its Chairman and shall hold its meetings at such time and place, as it shall deem advisable. A majority of the members of the Committee shall constitute a quorum and all actions of the Committee shall be taken by a majority of the members present at any meeting. Any action of the Committee may be taken by an instrument or instruments in writing signed by all the members of the Committee, and any action shall be as effective as if it had been passed by a majority of the votes cast by the members of the Committee present at a meeting of such members duly called and held.

3.3 The Committee shall have, where consistent with the general purpose and intent of the Plan and subject to the specific provisions of the Plan (including approval of the Board pursuant to Section 5 hereof), the power to:

         (a) establish policies and to adopt rules and regulations for carrying out the purposes, provisions and administration of the Plan;

         (b) interpret and construe the Plan and to determine all questions arising out of the Plan and any Option granted pursuant to the Plan, and any such interpretation, construction or termination made by the Committee shall be final, binding and conclusive for all purposes;

         (c) determine to which Eligible Persons Options are granted and to grant Options;

         (d)      determine the number of Shares covered by each Option;

         (e) determine the time or times when Options will be granted and exercisable;

         (f) determine if the Shares that are subject to an Option will be subject to any restrictions upon the exercise of such Option; and

         (g) prescribe the form of the instruments relating to the grant, exercise and other terms of Options.

4        SHARES SUBJECT TO PLAN

4.1 Options may be granted in respect of authorized and unissued Shares, provided that the aggregate number of Shares of all classes reserved for issuance under this Plan, subject to adjustment or increase of such number pursuant to the provisions of Section 8, together with any Shares reserved for issuance under any options for services or employee stock purchase or stock option plans or any other plans, shall not exceed 12.5% of the total number of Shares issued and outstanding from time to time and also provided that:

         (a) the aggregate number of Shares reserved for issuance at any time to any one optionee shall not exceed 5% of the number of Shares of the Corporation outstanding on a non-diluted basis at such time, less the total of all shares reserved for issuance to such optionee pursuant to any other share compensation arrangement of the Corporate Group;

         (b) the aggregate number of Shares issuable (or, reserved for issuance) to insiders of the Corporate Group under the Plan or any other share compensation arrangement of the Corporate Group, cannot at any time exceed 10% of the issued and outstanding Shares of the Corporation; and

         (c) the aggregate number of Shares issued to insiders under the Plan or any other share compensation arrangement of the Corporate Group, within a one-year period, cannot exceed 10% of the issued and outstanding Shares of the Corporation.

         No fractional shares may be purchased or issued under the Plan.

         For the purposes of this paragraph 4.1: (i) the terms "insider" and "associate" shall have the respective meanings ascribed thereto in Sections 613 and following of the Toronto Stock Exchange Company Manual; (ii) the "outstanding issue" means the aggregate number of Shares outstanding on a non-diluted basis immediately prior to the share issuance in question, excluding any Shares issued pursuant to the Plan and any Shares issuable pursuant to any other share compensation arrangements of the Corporate Group over the preceding one-year period; and (iii) a "share compensation arrangement" means a stock option, stock option plan, stock purchase plan or any other compensation or incentive mechanism involving the issuance or potential issuance of shares to one or more employees or directors, including a share purchase from treasury which is financially assisted by the Corporate Group by way of a loan, guarantee or otherwise.

5        ELIGIBILITY, GRANT AND TERMS OF OPTIONS

5.1 Options may be granted by the Corporation to Eligible Persons pursuant to recommendations of the Committee provided and to the extent that such recommendations are approved by the Board.

5.2      Subject as herein and as otherwise specifically provided for in this
         Section 5, the number of Shares subject to each Option, the expiration date of each Option, the extent to which each Option is exercisable from time to time during the term of the Option and other terms and conditions relating to each such Option shall be determined by the Committee and be subject to approval by the Board, provided, however, that if no specific determination is made by the Committee with respect to any of the following matters, each Option shall, subject to any other specific provisions of the Plan, contain the following terms and conditions:

         (a) the period during which an Option shall be exercisable shall be 10 years from the Grant Date; and

         (b) the Optionee may take up and pay for not more than 20% of the Shares covered by the Option after the expiration of each one-year period in arrears from the Grant Date; provided, however, that if the number of Shares taken up under the Option after the expiration of each one-year period is less than 20% of the Shares covered by the Option, the Optionee shall have the right, on a cumulative basis, at any time or from time to time during the remainder of the term of the Option, to purchase such number of Shares subject to the Option that were purchasable, but not purchased by him, after the expiration of each such one-year period.

5.3 The Option Price on Shares that are the subject of any Option shall in no circumstances be lower than the Market Price at the date of the grant of the Option, less any discount permitted by any relevant regulatory authority.

5.4 In no event may the term of any Option exceed 10 years from the date of the grant of the Option.

5.5      An Option is personal to the Optionee and is non-assignable.

6        TERMINATION OF EMPLOYMENT; DEATH

6.1 Subject to Section 6.2 and to any express resolution passed by the Committee with respect to an Option, an Option, and all rights to purchase Shares pursuant thereto, shall expire and terminate immediately upon the Optionee ceasing to be a director, full-time employee, consultant or member of the Scientific Advisory Board of the Corporate Group. For greater certainty, the Optionee shall not lose any rights to any Options granted pursuant to the Plan if he changes positions within the Corporate Group so long as he remains an Eligible Person.

6.2 If, before the expiry of an Option in accordance with the terms thereof, the employment of the Optionee by the Corporate Group shall terminate for any reason whatsoever other than termination by the Corporate Group for cause, but including termination by reason of the death of the Optionee, such Option may, subject to the terms thereof and any other terms of the Plan, be exercised, if the Optionee is deceased, by the legal personal representative(s) of the estate of the Optionee during the first three months following the death of the Optionee, or if he is alive, by the Optionee, at any time within three months of the date of termination of the employment of the Optionee (but in either case prior to the expiry of the Option in accordance with the terms thereof), but only to the extent that the Optionee was entitled to exercise such Option at the date of the termination of his employment.

6.3 Options shall not be affected by any change of employment of the Optionee or by the Optionee ceasing to be a director where the Optionee continues to be employed on a full-time basis by, or continues to be a director of any Entity of the Corporate Group.

7        EXERCISE OF OPTIONS

7.1 Subject to the provisions of the Plan, an Option may be exercised from time to time by delivery to the Corporation at its registered office of a written notice of exercise addressed to the Secretary of the Corporation specifying the number of Shares with respect to which the option is being exercised and accompanied by payment in full of the Option Price of the Shares to be purchased. Certificates for such Shares shall be issued and delivered to the Optionee within a reasonable time following the receipt of such notice and payment.

7.2 Notwithstanding any of the provisions contained in the Plan or in any Option, the Corporation's obligations to issue Shares to an Optionee pursuant to the exercise of an Option shall be subject to the receipt from the Optionee of such representations, agreements and undertakings, including (a) as to future dealings in such Shares, as the Corporation or its counsel determines to be necessary or advisable in order to safeguard against the violation of the securities laws of any jurisdiction; and (b) completion of such registration or other qualification of such Shares or obtaining approval of such government authority as the Corporation shall determine to be necessary or advisable in connection with the authorization, issuance or sale thereof.

         In this connection the Corporation shall, to the extent necessary, take all reasonable steps to obtain such approvals, registrations and qualifications as may be necessary for the issuance of such Shares in compliance with applicable securities laws and for the listing of such Shares on any stock exchange on which the Shares are then listed.

8        ACCELERATED VESTING UPON ACQUISITION EVENT

8.1 Notwithstanding any vesting period determined by the Board in respect of any Option granted to an Optionee at any time, the Board may, upon written notice to all the Optionees, provide that all or a portion of the then vested or unvested Options held by such Optionees will become exercisable in full as of a specified time prior to the consummation of the Acquisition Event and that all or a portion of the Options (whether or not vested) will terminate immediately prior to the consummation of such Acquisition Event, except to the extent exercised by the Optionees before the consummation of such Acquisition Event; provided, however, that in the event of an Acquisition Event under the terms of which holders of Shares will receive upon consummation thereof a cash payment for each Share surrendered pursuant to such Acquisition Event (the "Acquisition Price"), then the Board may instead provide in such notice that all or a portion of the outstanding vested or unvested

         (or both) Options shall terminate upon consummation of such Acquisition Event and that each Optionee shall receive, in exchange therefore, a cash payment equal to the amount (if any) by which (A) the Acquisition Price multiplied by the number of Shares subject to such outstanding Options (whether or not then vested), exceeds (B) the aggregate exercise price of such Options. For the purposes hereof, "Acquisition Event" shall mean any transaction or series of transactions after which a Person (or a related group of Persons) owns at least 50.1% of the common shares of the Corporation; and "Person" shall mean any individual, corporation or company, partnership, joint venture, syndicate, sole proprietorship, trust, trustee, executor, administrator or other legal representative or an unincorporated organization, government or governmental authority or entity.

9        CERTAIN ADJUSTMENTS

9.1 Appropriate adjustments in the number of Shares subject to the Plan, and as regards Options granted or to be granted, in the number of Shares optioned and in the Option Price, shall be made by the Board to give effect to adjustments in the number of Shares resulting from subdivisions, consolidations or reclassifications of the Shares, the payment of share dividends by the Corporation (other than dividends in the ordinary course) or other relevant changes in the shares of the Corporation.

10       AMENDMENT OR DISCONTINUANCE OF PLAN

10.1 The Board may, subject to regulatory approval, amend or discontinue the Plan at any time; provided, however, that no such amendment may increase the maximum number of Shares that may be optioned under the Plan, change the manner of determining the minimum Option Price or, without the consent of the Optionee, alter or impair any Option previously granted to an Optionee under the plan.

11       MISCELLANEOUS PROVISIONS

11.1 The holder of an Option shall not have any rights as a shareholder of the Corporation with respect to any of the Shares covered by such Option until such holder shall have exercised such Option in accordance with the terms of the Plan (including tendering payment in full of the Option Price in respect of which the Option is being exercised) and the Corporation shall issue such Shares to the Optionee in accordance with the terms of the Plan in those circumstances. Furthermore, the holder of an Option shall not have any right to vote on any matter.

11.2 Nothing in the Plan or any Option shall confer upon any Optionee any right to continue in the employ of the Corporate Group or affect in any way the right of the Corporate Group to terminate his employment at any time; nor shall anything in the Plan or any Option be deemed or construed to constitute an agreement, or an expression of intent, on the part of the Corporate Group to extend the employment of any Optionee beyond the time that he would normally be retired pursuant to the provisions of any present or future retirement plan of the Corporation or any present or future retirement policy of the Corporate Group, or beyond the time at which he would otherwise be retired pursuant to the provisions of any contract of employment with the Corporate Group.

11.3     References herein to any gender include all genders.

12       GOVERNING LAW

12.1 The Plan and any Options granted under the terms of the Plan shall be governed and interpreted in accordance with the laws of the Province of Quebec and the federal laws of Canada applicable therein.

13       EFFECTIVE DATE

13.1 The effective date of this amended and restated Plan shall be the date on which the Board approved the Plan.

                                 NEUROCHEM INC.

                                   PROXY FORM

THIS PROXY IS SOLICITED BY MANAGEMENT AND SHOULD BE READ IN CONJUNCTION WITH THE ACCOMPANYING NOTICE OF MEETING AND PROXY CIRCULAR.

The undersigned shareholder of Neurochem Inc. (the "Corporation") hereby appoints Dr. Francesco Bellini, O.C., or failing him, Dr. Andreas Orfanos, or failing him, Mr. Mariano Rodriguez or (see *Note 1).............................
.................................................................................
as the proxy for the undersigned to attend, act and vote on behalf of the undersigned at the ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS of the Corporation (the "Meeting") to be held at the Montreal Museum of Fine Arts, Michal and Renata Hornstein Pavilion, Maxwell Cummings Auditorium, 1379 Sherbrooke Street West, Montreal, Quebec, H3G 2T9, on May 12, 2005, at 10:00 AM, Montreal time, and at every adjournment thereof:

(1)   (a)   [ ] FOR the election as directors of all nominees specified in the accompanying proxy circular; or

      (b) [ ] FOR the election as directors of all nominees specified in the accompanying proxy circular other than: (please specify)
            ................................................................; or

      (c) CHECK HERE [ ] IF YOU WISH TO WITHHOLD AUTHORITY TO VOTE FOR THE ELECTION OF DIRECTORS;

(2) [ ] FOR [ ] AGAINST the ratification and confirmation of the approval and entering into of the agreement made as of December 1, 2004, with Dr. Francesco Bellini, Chairman of the Board of Directors of the Corporation, President and Chief Executive Officer to issue (and/or deliver, as described in the accompanying proxy circular) common shares of the Corporation (the "Common Shares") to Dr. Bellini;

(3) [ ] FOR [ ] AGAINST the ratification and confirmation of the resolution adopting the amendment to the Amended and Restated Stock Option Plan of the Corporation (the "Plan"), in order to change the maximum number of Common Shares issuable from time to time under the Plan from the current fixed maximum number of 4,438,767 Common Shares to a fixed maximum percentage of 12.5% of the Common Shares issued and outstanding from time to time, pursuant to recent amendments to The Toronto Stock Exchange (the "TSX") Company Manual, with such amendments, deletions and additions as any officer or director may deem expedient to approve, such approval to be conclusively evidenced by the filing of the final version of the Plan with the Agence nationale d'encadrement du secteur financier and the TSX;

(4)   (a)   [ ] FOR the appointment of KPMG LLP, Chartered Accountants, as auditors of the Corporation and the authorization of the Audit
            Committee to fix their remuneration; or

      (b) CHECK HERE [ ] IF YOU WISH TO WITHHOLD AUTHORITY TO VOTE FOR THE APPOINTMENT OF AUDITORS; and

(5) in his discretion with respect to amendments or variations to matters identified above or upon such other matters as may properly come before the Meeting or any adjournment thereof;

hereby revoking any proxy previously given.


                        DATED THIS ........DAY OF ........................
                                              (See *Note 2)

                        SIGNATURE ........................................
                                              (See *Note 3)

                        *NOTE 1: You have the right to appoint a person other than the management nominees (who need not be a shareholder) to represent you at the Meeting. If you wish to designate as proxy a person other than the management nominees, you should strike out their names and insert in the space provided the name of the person you wish to designate as proxy.

                        *NOTE 2: If this form of proxy is not dated in the space provided, it is deemed to bear the date on which it was mailed by the management of the Corporation.

                        *NOTE 3: This instrument of proxy must be signed exactly as your name appears herein. When signing in a fiduciary or representative capacity, please provide full title as such. In the event of a joint shareholder, each should sign. Corporations should sign by an officer or attorney duly authorized in writing or under corporate seal.

                                                   PROXY
                                     PLEASE COMPLETE AND RETURN IN THE
                                             ENVELOPE PROVIDED

[photo]

[Neurochem logo]



DRIVEN TO ENHANCE PEOPLE'S LIVES_

ANNUAL REPORT 2004

[photo]

TABLE OF CONTENTS_

  1   HIGHLIGHTS
  2   PIPELINE
  4   MESSAGE TO SHAREHOLDERS
  6   REVIEW OF ACTIVITIES
  8   FIBRILLEX(TM)
 10   9 THINGS TO KNOW ABOUT
      ALZHEIMER'S DISEASE
 12   ALZHEMED(TM)
 14   CEREBRIL(TM)
 15   DEVELOPMENT PROGRAMS
 16   MANAGEMENT'S DISCUSSION AND ANALYSIS
      OF CONSOLIDATED FINANCIAL CONDITION
      AND RESULTS OF OPERATIONS
 16   CONSOLIDATED FINANCIAL STATEMENTS
 55   EXECUTIVE MANAGEMENT
 55   BOARD OF DIRECTORS
 56   ADVISORY BOARDS
      SHAREHOLDER INFORMATION



All dollar figures are Canadian dollars, unless specified otherwise.

Neurochem Inc. and subsidiaries are referred to as Neurochem or the Company.

[photo]

HIGHLIGHTS_ MAINTAINING OUR MOMENTUM



February 2004 Fibrillex(TM) granted Fast-Track Product Designation by the U.S. Food and Drug Administration (FDA).

April 2004 Fourth consecutive unanimous recommendation from Data Safety Monitoring Board to continue Phase II/III clinical trial for Fibrillex(TM).

Promising Phase IIa results for Cerebril(TM) made public at American Academy of Neurology's 56th Annual Meeting.

May 2004 Neurochem consolidates its expanding operations at new headquarters in Laval, Quebec, 40% of which is state-of-the-art R&D space.

July 2004 Fibrillex(TM) selected by the Cardio-Renal Drug Products Division of the FDA to be part of the Continuous Marketing Applications Pilot 2 program.

On-going, open-label Phase II extension study for Alzhemed(TM) shows continued positive interim results in Alzheimer's Disease patients after 20 months.

August 2004 First patient enrolled for the North American Phase III clinical trial of Alzhemed(TM) for the treatment of Alzheimer's Disease.

December 2004 Neurochem announces completion of Phase II/III clinical trial for Fibrillex(TM).

Exclusive collaboration and distribution agreement for Fibrillex(TM) signed with Centocor, Inc., a wholly-owned subsidiary of Johnson & Johnson.

RECENT DEVELOPMENTS_


January 2005 Neurochem announces that Francesco Bellini renewed his mandate for an additional three years in an executive capacity and becomes President as well as Chairman and CEO of Neurochem.

March 2005 Neurochem issues 4 million common shares in the United States and Canada for gross proceeds of US $61.2 million.

[photo]
PRODUCT PIPELINE

TARGETS IN SIGHT_



PIPELINE_


                      DISEASE TARGETS                   PRECLINICAL        PHASE I   PHASE II  PHASE III
FIBRILLEX(TM)       AA AMYLOIDOSIS                           o                o          o         o

ALZHEMED(TM)        ALZHEIMER'S DISEASE                      o                o          o        (|

CEREBRIL(TM)        HEMORRHAGIC STROKE                       o                o         (|

                    DUE TO CAA

[photo]

PROVIDING NEEDED THERAPIES
FOR MANKIND WHILE MAXIMIZING
SHAREHOLDER VALUE_



MESSAGE TO SHAREHOLDERS_

Neurochem's strategy to bring innovative and much needed therapeutic drugs to the marketplace is proceeding according to plan. Fibrillex(TM), for the treatment of AA (Amyloid A) Amyloidosis, for which no specific treatment exists today, completed a Phase II/III clinical trial in December 2004. Alzhemed(TM), which is being developed to stop the progression of Alzheimer's Disease (AD), has begun the Phase III clinical trial development stage, with patient recruitment for the North American segment well under way. Cerebril(TM), for the treatment of Hemorrhagic Stroke due to Cerebral Amyloid Angiopathy (HS-CAA), is expected to start a Phase IIb clinical trial in the near future.

Fibrillex(TM) (1,3-propanedisulfonate)
AA Amyloidosis, the devastating illness targeted by Fibrillex(TM), is a serious consequence of chronic inflammatory and infectious diseases, including Rheumatoid Arthritis. The disease mostly affects the kidneys, usually resulting in a patient's death within a span of five to 15 years.

     The Phase II/III clinical trial for Fibrillex(TM), which is poised to potentially become our first investigational product candidate to reach the marketplace, concluded in December 2004. Results are expected to be made public during the second quarter of 2005, at which time we plan to begin submitting the data to the U.S. Food and Drug Administration (FDA) as part of the New Drug Application (NDA) filing process.

     Also, in late December 2004, the Company announced a definitive collaboration and distribution agreement with Centocor, Inc., a wholly-owned subsidiary of Johnson & Johnson, in preparation for the anticipated commercial launch of Fibrillex(TM). This agreement is designed to accelerate and maximize market penetration, while maintaining Neurochem's participation in the potential financial success of the drug over the long term, with a significant rate of return on net sales. Our ultimate goal is to provide a safe and innovative drug that potentially can save lives--and to have it reach patients as expeditiously as possible.

Alzhemed(TM) (3-amino-1-propanesulfonic acid)
To date, in vitro, animal and early interim human data have shown that Alzhemed(TM) is safe and that it could prove to be effective in the treatment of AD by targeting the formation of the beta-amyloid fragment protein complex. We now have promising evidence from data collected for over a 28-month period that this compound may stabilize the disease--especially in mild AD patients. The opportunity to deliver an effective treatment that would represent real hope for people suffering from this debilitating disease, not to mention the countless family members and friends of Alzheimer's patients, provides added incentive to see this program through to a successful conclusion.

     Ultimately, however, the efficacy of this product candidate can only be proven by a large scale clinical trial. To that end, a North American Phase III clinical trial of Alzhemed(TM) involving approximately 950 mild-to-moderate AD patients commenced in the summer of 2004. Patient recruitment has been brisk and we expect full enrollment by mid-2005. A similar European Phase III clinical trial is expected to begin in the second half of 2005.

     Neurochem is committed to developing Alzhemed(TM), either alone or in partnership. The Company is in discussions with various potential partners for collaboration and commercialization with respect to Alzhemed(TM). The Company has received several proposals to date from various parties, and these proposals are currently under consideration.

Cerebril(TM) (3-amino-1-propanesulfonic acid)
As noted above, we plan to initiate a Phase IIb clinical trial of Cerebril(TM), our investigational product candidate for the treatment of HS-CAA, in the second half of 2005.

BUILDING THE ORGANIZATION_
Successful execution of the Company's plan to bring innovative and much needed therapeutic drugs to the patients in need requires the appropriate human resources, financial resources as well as partnerships.

     With regard to human resources, we have continued to strengthen the organization by broadening and enhancing Neurochem's management and product-development resources, as well as its marketing and sales infrastructure.

     In March 2005, we raised US $61.2 million through a public share issue to secure a strong financial base for future development costs.

     As regards additional partnerships, we intend to continue discussions with current and future potential partners with a view to finding opportunities for collaboration that meet our strategic needs and our criteria for value creation. Rest assured that we shall keep the best interests of the Company and its shareholders in mind, while striving to adhere to the shortest possible timelines for the delivery of much needed new therapies that would ultimately benefit patients.

ACKNOWLEDGEMENTS_
Taking Neurochem to the next level will require an all-out team effort, and I wish to take this opportunity to thank our employees for their continuing contribution to our growth and success. I also would like to express appreciation to my fellow Board members for their support and formally welcome two new directors who joined our Board in 2004: Jean-Guy Desjardins, Chairman and CEO of Centria Inc; and Francois Legault, President and COO of Virochem Pharma Inc. We are grateful as well for the contributions of Richard Cherney, Managing Partner, Davies Ward Philips & Vineberg LLP, who left the Board during the year but continues to advise our Company.

CONCLUDING REMARKS_
With Fibrillex(TM) which may soon enter the regulatory submission phase of its development program, and Alzhemed(TM) in Phase III clinical trials, the short- and medium-term outlook is promising. Indeed, the numerous exciting opportunities that await us at this stage of Neurochem's development were a major factor in my decision to remain with the Company for the next three years.

     The year 2005 may well prove to be a breakthrough for Neurochem. We anticipate continued progress as we strive to roll out our first products in the global marketplace and begin generating our first sales product revenues. These are crucial next steps in the realization of our longer-term goal to build an innovative, dynamic, profitable and world-class biopharmaceutical company.

                                 Dr. Francesco Bellini
                                 Chairman, President and Chief Executive Officer March 23, 2005

[photo]
REVIEW OF ACTIVITIES

PARTNERING UP_


Partnering in anticipation for the potential market launch of Neurochem's late stage product candidates was a top priority as 2004 drew to a close. On December 22, Neurochem (International) Limited, a wholly-owned subsidiary of Neurochem Inc., announced an agreement granting Centocor, Inc. distribution rights in most major markets for Fibrillex(TM), Neurochem's investigational product candidate for AA Amyloidosis. Discussions continue regarding an appropriate partner for the global marketing and distribution of Alzhemed(TM), Neurochem's investigational product candidate for the treatment of AD, currently in a Phase III clinical trial.



TEAM BUILDING_


Neurochem now employs more than 180 people and has announced a number of additions to its senior management and drug development teams, to build the strong infrastructure and depth of expertise required to advance the Company to the next level.


On October 5, 2004, Neurochem announced the appointment of Andreas Orfanos, M.B.B.Ch, M.B.A., as Executive Vice President, Strategic Planning and Scientific Affairs. Dr. Orfanos had held leadership positions with major pharmaceutical companies in Canada and abroad. Mariano Rodriguez, C.A., C.P.A., was appointed Vice President, Finance, and Chief Financial Officer, effective December 10, 2004. Mr. Rodriguez brings to Neurochem almost 15 years' experience in corporate finance with private and public companies.


A number of other senior appointments were announced on January 20, 2005, subsequent to the year-end: Philippe Calais, PharmD, President, Global Business; Daniel Delorme, PhD., Vice President, Research; Denis Garceau, PhD., Senior Vice President, Drug Development; and Shona McDiarmid, PhD., LLB, Vice President, Intellectual Property.


In May of 2004, Neurochem completed the consolidation of its operations at the Company's newly acquired headquarters in the Parc scientifique et de haute technologie de Laval, near Montreal, Quebec, Canada.

In March 2005, subsequent to the fiscal year-end, Neurochem enhanced its liquidity through a new issue of 4 million common shares in the United States and Canada. Gross proceeds of US $61.2 million will be used to fund clinical trials of the Company's investigational product candidates, primarily Alzhemed(TM), as well as other preclinical and research and development programs, with the balance earmarked for the marketing of Fibrillex(TM) in select markets retained by the Company, working capital and general corporate purposes.


As Neurochem gears up for the potential commercial launch of its first products and puts in place the enhanced infrastructure required to support its continued growth and development, the Company remains committed to careful scrutiny of expenditures.

[photo]

FIBRILLEX(TM)_



NEARING COMPLETION_


Development of Neurochem's oral product candidate, Fibrillex(TM), a potential first-in-class drug for the treatment of AA Amyloidosis, is nearing completion. No specific treatment is currently approved for AA Amyloidosis, a disease caused by the deposition of the AA amyloid protein complex in some of the body's organs, most notably the kidneys.

Most patients progress to dialysis and the survival rate five years following diagnosis is only 43%.


Data from the recently completed Phase II/III clinical trial of Fibrillex(TM) are scheduled to be released during the second quarter of 2005, and the Company plans to commence filing of an NDA with the FDA in the second quarter of 2005. Following the signing of a collaboration and distribution agreement with Centocor, Inc., a wholly-owned subsidiary of Johnson & Johnson, preparations for the potential launch of the Company's first product to market are well advanced.


With its established international sales force calling directly on specialists in rheumatology and nephrology, Centocor--in collaboration with other Johnson & Johnson affiliates--represents the ideal partner in terms of facilitating accelerated market penetration for Fibrillex(TM) in a cost effective manner, while providing Neurochem with a large potential-based return on future net sales. The agreement preserves Neurochem's access to select markets, including Canada, Switzerland and China, and makes provision for other partnerships to be formed covering Japan and certain other Asian countries. In addition to its own territories, Neurochem will retain medical science liaison activities in Europe and in the U.S.

According to a 2004 market research report by Verispan(1) the overall projected number of patients diagnosed with AA Amyloidosis who could stand to benefit from Fibrillex(TM) is estimated to be in excess of 40,000 in the U.S. and Europe.


(1) Health information company based in the U.S.

[photo]

ALZHEIMER'S DISEASE:
9 THINGS TO KNOW_

1_ Alzheimer's Disease (AD) is a progressive form of dementia associated with specific brain pathologies. It impairs a person's cognitive and motor functions and gradually destroys the brain. There is a strong interest for an investigational product candidate such as Alzhemed(TM) aimed at stopping the progression of the disease.

2_ AD is the most common form of dementia in our aging population. Almost 4.5 million individuals in the United States alone currently suffer from the condition. The U.S. Alzheimer's Association estimates that by 2025, over 22 million people worldwide will be afflicted.

3_ The early stages of AD are characterized by mild memory loss, impaired judgment and other cognitive changes. As patients progress to the moderate phase of the disease, they require help to perform everyday tasks such as cooking and personal care. Behavioral changes such as agitation, aggression and sleep disorders are often present.

4_ As the disease progresses, symptoms multiply and intensify, resulting in the deterioration of both cognitive and motor functioning, leading ultimately to death generally within eight to ten years from the onset of symptoms. Average life expectancy is affected by age at diagnosis and the severity of other medical conditions.

5_ Recent research by leading members of the international scientific community has evidenced the role of amyloid fragments as a root problem of AD. The work in animal models indicates that, by attacking amyloid in the early stages of the disease, AD could be halted or reversed. This translates into new hope for future generations.

6_ AD costs American business US$61 billion a year according to a report commissioned by the U.S. Alzheimer's Association. That price tag includes US$24.6 billion for direct health care of Alzheimer's patients and US$36.5 billion to cover costs related to caregivers of AD patients, including lost productivity, absenteeism and worker replacement.

7_ To help family members and health-care professionals, the U.S. Alzheimer's Association has developed a checklist of warning signs: difficulty performing familiar tasks; problems with language; disorientation as to time and place; decreased judgment; problems with abstract thinking; misplacing things; changes in mood or behavior; changes in personality; and loss of initiative.

8_ Getting a diagnosis: A physician should be consulted about concerns with memory, thinking skills, and changes in behavior. An early diagnosis has many advantages: time to make choices that maximize quality of life; lessened anxieties about unknown problems; and a better chance of benefiting from treatment.

9_ Tips for enhancing communication with a person suffering from AD: show that you are listening and trying to understand what is being said; maintain eye contact; be careful not to interrupt; encourage the person to continue to express thoughts even if he or she is having difficulty; speak slowly and clearly; and use positive, friendly facial expressions.

[photo]

ALZHEMED(TM)_



HOPE FOR FUTURE GENERATIONS_


Neurochem's investigational product candidate, Alzhemed(TM) is in Phase III clinical trial. Alzhemed(TM) was highlighted in April 2004 at the 8th International Montreal/Springfield Symposium on Advances in Alzheimer Therapy and in July 2004 by the U.S. Alzheimer's Association at its annual international conference as a promising treatment for AD.


On track to possibly file for regulatory approval in 2007/2008, Alzhemed(TM) is another of the Company's first-in-class candidate products with a unique mechanism of action identified as possibly stopping the disease in its early stages by targeting the toxic beta-amyloid complex shown by many scientific experts to kill brain cells.


The product candidate has continued to produce encouraging interim results during the open-label Phase II extension study, particularly among mild AD patients. After 28 months in the study, preliminary data showed that a majority of the mild AD patients responded well to treatment with Alzhemed(TM) and continued to have their disease stabilized or improved, as measured by well-validated cognitive and functional tests.


The recruitment of patients for the Company's on-going large-scale, 18-month Phase III clinical trial of Alzhemed(TM), to include 950 mild-to-moderate AD patients in North America, is going according to plan. Neurochem plans to launch a similar Phase III clinical trial of Alzhemed(TM) in Europe during the second half of 2005.


The design of the trials, their relatively long duration and the large numbers of patients involved are intended to demonstrate clearly the disease-modifying capability of Alzhemed(TM), while underscoring its first-in-class status as the most advanced product candidate under development in this treatment category.

[photo]

CEREBRIL(TM)_



READY TO TAKE THE NEXT STEPS_


Cerebril(TM), Neurochem's lead product candidate for the treatment of Hemorrhagic Stroke due to Cerebral Amyloid Angiopathy (HS-CAA), has successfully completed a Phase IIa clinical trial. A Phase IIb trial is currently being designed to test the efficacy and safety of Cerebril(TM) in preventing recurring strokes caused by amyloid. No current treatment exists for this disease.


The Phase IIa clinical trial, designed to assess the safety of Cerebril(TM) in HS-CAA patients who have suffered their first stroke, was conducted at five centers in the United States. Results revealed no safety findings of concern and the pharmacokinetic profile of the product candidate was well characterized. Orally delivered, Cerebril(TM) was detected in the cerebrospinal fluid of the patients, a crucial indicator suggesting its ability to cross the blood-brain-barrier.



DEVELOPMENT PROGRAMS_


Neurochem's multi-disciplinary research team has discovered and advanced a group of oral therapeutic compounds with the ability to prevent and inhibit the formation of amyloid deposits.


Neurochem's innovative product pipeline includes promising lead candidates for epileptic seizures induced by traumatic brain injury; a next generation of compounds for the treatment of AD; as well as certain peptides identified to develop a synthetic vaccine that may help protect against AD, which is being developed in collaboration with the National Research Council of Canada's Institute for Biological Sciences.


Going forward, Neurochem's business strategy entails in-licensing additional new product candidates and further expanding its pipeline to become a major international biopharmaceutical company.

[photo]

CONSOLIDATED FINANCIAL STATEMENTS

SOLID FINANCIAL BASE_

Management's Discussion and Analysis of Consolidated Financial Condition and Results of Operations_

The statements contained in the following Management's Discussion and Analysis of Consolidated Financial Condition and Results of Operations of Neurochem Inc. and subsidiaries ("Neurochem" or "the Company"), other than statements of fact that are independently verifiable at the date hereof, may be forward-looking statements regarding the industry in which Neurochem operates, Neurochem's expectations as to its future performance, liquidity and capital resources. Such statements, based as they are on the current expectations of management, inherently involve numerous risks and uncertainties, known and unknown, including but not limited to those set forth in the "Risks and Uncertainties" section. Consequently, actual future results may differ materially from the anticipated results expressed in the forward-looking statements.

         In 2003, the Company changed its fiscal year-end to December 31 from June 30 to be consistent with most companies in its industry. The following analysis explains the material variations in the audited consolidated statements of operations, financial position and cashflows of Neurochem for the year ended December 31, 2004, compared to the unaudited twelve-month period ended December 31, 2003. The Company has also explained the variations between the six-month period ended December 31, 2003, and the unaudited six-month period ended December 31, 2002.

         This analysis should be read in conjunction with the audited consolidated financial statements of Neurochem and related notes, included herein, which have been prepared in accordance with Canadian generally accepted accounting principles ("GAAP"). A reconciliation to US GAAP of earnings and balance sheet items is presented in note 20 of the audited consolidated financial statements. Unless otherwise indicated, amounts are presented in Canadian dollars.



OVERVIEW_
Neurochem is a biopharmaceutical company focused on the development and commercialization of innovative therapeutics for neurological disorders. The Company's pipeline of proprietary, disease-modifying, oral products addresses critical, unmet medical needs. The Company currently has three programs in clinical trials: Fibrillex(TM), Alzhemed(TM) and Cerebril(TM).

         In December 2004, the Company concluded an exclusive collaboration and distribution agreement with Centocor, Inc. ("Centocor") for Fibrillex(TM) (1,3-propanedisulfonate), the Company's most advanced product candidate designed to treat Amyloid A (AA) Amyloidosis. Under this agreement, Neurochem (International) Limited, a wholly-owned subsidiary of Neurochem Inc, granted to Centocor, a wholly-owned subsidiary of Johnson & Johnson, Inc., worldwide exclusive distribution rights for Fibrillex(TM), with the exception of Canada, Switzerland, China, Japan, Taiwan and South Korea, for which the distribution rights remain with Neurochem. The agreement includes up-front, regulatory and sales-based milestone payments valued up to US$54 million, as well as tiered distribution fees which will be based upon net annual sales of Fibrillex(TM) in the applicable territories over the life of the agreement. Neurochem will be responsible for the product approval activities in the United States and in Europe, as well as for global manufacturing activities. Centocor will manage the marketing and sales of Fibrillex(TM) in the applicable territories. The Fibrillex(TM) Phase II/III clinical trial with a total of 183 patients enrolled was completed in December 2004 and the results are expected to be issued during the second quarter of 2005.

         Fibrillex(TM) has been designated as an orphan drug in the US and Europe, which designation usually provides for market exclusivity of seven years and ten years, respectively, once the drug is approved. Fibrillex(TM) has also received the Fast Track Product ("FTP") designation by the U.S. Food and Drug Administration ("FDA") and was selected for the FDA Pilot 2 program by the Cardio-Renal Drug Product Division of the FDA. As a result of the FTP designation, Neurochem will submit a schedule for a rolling New Drug Application, enabling the FDA to commence review of portions of the application before the filing of the New Drug Application; under this designation, the Company is also eligible for priority review by the FDA. The FDA Pilot 2 program designation enables Fibrillex(TM) to be part of the Continuous Marketing Applications Pilot 2 program aimed at further accelerating the development and eventual marketing of the product candidate.

         Alzhemed(TM) (3-amino-1-propanesulfonic acid), designed to stop the progression of Alzheimer's Disease ("AD"), is the Company's next most advanced product candidate. The Company launched, in June 2004, a North American Phase III clinical trial to investigate the safety and efficacy of Alzhemed(TM) for the treatment of AD. The trial will include approximately 950 mild-to-moderate AD patients and will be conducted at 50 U.S. and 20 Canadian clinical centers across North America over a period of 18 months. As of December 31, 2004, over 550 patients have been screened and of these approximately 430 were randomized and are receiving study medication, either placebo or one of two doses of Alzhemed(TM). The primary endpoint of this study includes the evaluation of cognitive and functional abilities with the Alzheimer's Disease Assessment Scale, cognitive subpart ("ADAS-cog"), the Clinical Dementia Rating Scale-Sum of Boxes ("CDR-SB") and a measure of changes in brain volume by Magnetic Resonance Imaging. The Alzhemed(TM) European Phase III clinical trial is expected to be launched in 2005. Alzhemed(TM) is Neurochem's first generation product candidate for AD.

         Neurochem also reported that its two-year open-label Phase II extension study for Alzhemed(TM) continued to produce promising interim results in AD patients. The 20-month data showed that the large majority of the mild AD patients responded well to treatment with Alzhemed(TM) and continued to stabilize or improve as measured by well validated cognitive and functional tests such as ADAS-cog, MMSE (Mini Mental State Exam) and CDR-SB.

         Cerebril(TM) (3-amino-1-propanesulfonic acid), the Company's product candidate for the treatment of Hemorrhagic Stroke due to Cerebral Amyloid Angiopathy, completed a Phase IIa clinical trial to evaluate safety in January 2004. The Company continues to work towards the preparation of a Phase IIb trial to test the safety and efficacy of Cerebril(TM) for the prevention of the recurrence of Hemorrhagic Stroke due to Cerebral Amyloid Angiopathy.

         Neurochem signed two important agreements in January 2004 related to its vaccine programs. A strategic alliance was signed with National Research Council of Canada's Institute for Biological Sciences, and more specifically Dr. Harold J. Jennings, a world leader in the development of innovative conjugated vaccines. Also, the Company entered into an in-license agreement with PRAECIS PHARMACEUTICALS INCORPORATED, a biopharmaceutical company, relating to A(beta) amyloid peptides for use in the development of a novel synthetic vaccine to prevent and treat AD.

         In May 2004, the Company acquired from Shire BioChem, Inc. (Shire BioChem) facilities located in the Parc Scientifique et de haute technologie de Laval for $10,500,000 and incurred $713,000 of acquisition related expenses. This acquisition enabled the Company to regroup corporate and scientific employees in the same location, and provided the infrastructure and support required for current and future growth. The facilities consist of buildings with approximately 160,000 square feet, 40% of which are state-of-the-art research and development space to support Neurochem's advancing R&D programs. To finance this capital expenditure, the Company entered into a revolving decreasing term credit agreement in the amount of $10,500,000. The credit agreement expires in June 2009.

         In September 2003, Neurochem completed the initial public offering of its common shares in the U.S. and a new issue of common shares in Canada for total proceeds of $84,956,000 (US$62,502,500). The Company issued 5.75 million common shares at a price of $14.77 (US$10.87) per share and incurred share issue expenses in the amount of $6,813,000. The net proceeds from the offering are being used to fund clinical trials of the Company's lead product candidates, other research and development programs, capital expenditures, working capital and general corporate activities. Picchio Pharma Inc. ("Picchio Pharma"), a company established between a trust of which Dr. Francesco Bellini, O.C., is a beneficiary and Power Technology Investment Corporation, a subsidiary of Power Corporation of Canada, acquired 1,346,800 shares of the offering. As at December 31, 2004, Picchio Pharma is the principal shareholder of the Company with an ownership of approximately 30% on a fully diluted basis, including four million warrants expiring in 2005 and 2006.

         In November 2003, Neurochem was added to the NASDAQ Biotechnology Index ("NBI"). All securities in the NBI are listed on the NASDAQ National Market and meet minimum requirements, including market value, average daily share volume and seasoning as a public company. In December 2003, the Company was also added to the S&P/TSX Composite Index, the S&P/TSX Capped Health Care Index and the Global Industry Classification Standard (GICS) Index. Inclusion in these indexes offers the benefit of additional visibility on financial markets, as well as potential increased trading volume.

         In May 2003, in a strategic move aimed at focusing on core expertise, the Company completed a technology transfer pertaining to its diabetes program to Innodia Inc. ("Innodia"), a company focused exclusively on the development of therapeutic treatments for Diabetes, in exchange for an equity interest in Innodia. This strategy eliminates funding requirements associated with the diabetes program, while allowing Neurochem to share in the program's economic potential as an indirect shareholder of Innodia.

         The Company places importance on obtaining and maintaining patent and trade secret protection for significant discoveries. In 2002, Neurochem executed an agreement with Immtech International, Inc. (Immtech) pursuant to which Immtech provided the Company with certain compounds for testing and granted Neurochem an option to license such compounds (the "CTA"). In August 2003, Immtech filed certain legal proceedings with the Federal District Court for the Southern District of New York, U.S.A. with respect to the CTA. The parties entered into settlement discussions in September 2003 and, as settlement did not occur, in January 2004, the Company brought a motion to compel arbitration under the terms of the CTA. The dispute has now been submitted to an arbitral tribunal convened in accordance with the rules of the International Court of Arbitration. The Company continues to vigorously defend against the claims brought by Immtech. The arbitral proceedings are in the early stages and the outcome of this matter, or the likelihood and the amount of loss, if any, is not determinable. No provision for possible loss has been recorded by the Company in connection with this matter. As a result of this litigation, Neurochem has incurred legal expenses associated with its defence in the fiscal year ended December 31, 2004 and expects to continue to incur such expenses into its 2005 fiscal year.

         As at December 31, 2004, Neurochem's workforce consisted of 165 employees.

SELECTED FINANCIAL INFORMATION_
(in thousand of Canadian dollars, except per share data)


                                                                     Twelve-month periods ended             Six-month periods ended
                                                                                    December 31                         December 31
-----------------------------------------------------------------------------------------------------------------------------------
                                                                         2004              2003              2003              2002
                                                                     (audited)       (unaudited)         (audited)       (unaudited)
-----------------------------------------------------------------------------------------------------------------------------------
                                                                            $                 $                 $                 $
REVENUE:
Collaboration agreement                                                   132              --                --                --
-----------------------------------------------------------------------------------------------------------------------------------

EXPENSES:
Research and development                                               31,152            17,993             8,661             9,450
Research tax credits                                                   (1,463)           (1,901)             (914)             (423)
Research grants and other                                                (336)             (953)             (208)           (1,150)
-----------------------------------------------------------------------------------------------------------------------------------
                                                                       29,353            15,139             7,539             7,877

General and administrative                                             17,953            12,169             7,454             2,469
Stock-based compensation                                                4,038              --                --                --
Special charges                                                         1,676              --                --                --
Depreciation and amortization                                           2,046             1,287               646               556
Interest and bank charges                                                 277               100                46                90
-----------------------------------------------------------------------------------------------------------------------------------
                                                                       55,343            28,695            15,685            10,992
-----------------------------------------------------------------------------------------------------------------------------------
Loss before undernoted items                                          (55,211)          (28,695)          (15,685)          (10,992)
-----------------------------------------------------------------------------------------------------------------------------------

INVESTMENT AND OTHER INCOME:
Interest income                                                         1,030               838               520               482
Foreign exchange gain (loss)                                            1,298            (1,618)           (1,747)              (29)
Gain on disposal of intellectual property                                --               3,484              --                --
Other income                                                              484               139               139              --
-----------------------------------------------------------------------------------------------------------------------------------
                                                                        2,812             2,843            (1,088)              453
-----------------------------------------------------------------------------------------------------------------------------------
Net loss                                                              (52,399)          (25,852)          (16,773)          (10,539)
===================================================================================================================================
Net loss per share: Basic and diluted                                   (1.74)            (1.04)            (0.63)            (0.52)
===================================================================================================================================



                                                                                   December 31,      December 31,      December 31,
                                                                                           2004              2003              2002
                                                                                       (audited)         (audited)       (unaudited)
-----------------------------------------------------------------------------------------------------------------------------------
                                                                                              $                 $                 $
Total assets                                                                             76,448            94,225            30,294
-----------------------------------------------------------------------------------------------------------------------------------
Total long-term financial liabilities                                                     9,576               416               842
===================================================================================================================================

RESULTS OF OPERATIONS_


Twelve-month period ended December 31, 2004 (audited) compared to twelve-month period ended December 31, 2003 (unaudited)

Collaboration agreement revenue amounted to $132,000 for the year ended December 31, 2004, and consists of revenue earned under the agreement with Centocor in respect of Fibrillex(TM), as described previously. Revenue recognized in 2004 represents the amortization of the non-refundable upfront payment due from Centocor for the period from signing of the agreement December 21, 2004, over the remaining estimated period to obtaining the regulatory approvals of the product.

         Research and development expenses, before research tax credits and grants, amounted to $31,152,000 for the year ended December 31, 2004, compared to $17,993,000 for the same period last year. The increase is mainly due to expenses incurred in relation to the Alzhemed(TM) Phase III clinical trials, which began in North America in the second quarter of 2004 and the Fibrillex(TM) Phase II/III clinical trials, as well as the hiring of additional employees primarily in the clinical development group. For the year ended December 31, 2004, research and development expenses were incurred to support the Fibrillex(TM) Phase II/III clinical trials and the open-label extension study, the Alzhemed(TM) Phase III clinical trials and the on-going Phase II open-label extension study, as well as on-going drug discovery programs.

         The Company expects research and development expenditures to increase as product candidates progress through more advanced stages of clinical development.

         Research tax credits amounted to $1,463,000 for the year ended December 31, 2004, compared to $1,901,000 for the same period last year. Research tax credits represent refundable tax credits earned under the Quebec Scientific Research and Experimental Development program. The decrease is primarily attributable to the fact that during the year ended December 31, 2003, credit claims from prior years were resolved and recorded during that year.

         Research grants amounted to $336,000 for the year ended December 31, 2004, compared to $953,000 for the same period last year. Research grants consist primarily of those grants received from the FDA for the development of Fibrillex(TM) and from the Natural Sciences and Engineering Research Council (NSERC). The decrease in 2004 is primarily due to the fact that during the year ended December 31, 2003, research grants also included contributions under the Technology Partnerships Canada (TPC) Program received by the Company for the development of Alzhemed(TM).

         General and administrative expenses amounted to $17,953,000 for the year ended December 31, 2004, compared to $12,169,000 for the corresponding period last year. The increase is attributable to the expansion of the corporate infrastructure in order to support growth and the increase in overall activity levels at the Company. More specifically, the increase is due to the hiring of additional senior management team members, as well as operating costs related to the facilities acquired during the second quarter of 2004, higher legal fees incurred in relation to the Immtech litigation and other corporate matters, higher Directors' and Officers' insurance costs resulting from the Company's US financing and NASDAQ listing, and increased awareness, educational and medical conference activities related to AA Amyloidosis, Fibrillex(TM)'s target indication, as well as Alzheimer's Disease, Alzhemed(TM)'s target indication.

         Stock-based compensation amounted to $4,038,000 for the year ended December 31, 2004. Effective January 1, 2004, the Company adopted the recommendations of the Canadian Institute of Chartered Accountants ("CICA")
Section 3870, Stock-based Compensation and Other Stock-based Payments. The new recommendations require entities to account for employee stock options using the fair value-based method, whereby compensation cost is measured at fair value at the date of grant and is expensed over the award's vesting period. The Company implemented the transitional alternative to retroactively apply the fair value-based method to all employee stock options granted on or after July 1, 2002, without restatement of prior periods. As a result, an amount of $2,162,000 was recorded as an adjustment to the opening deficit and additional paid-in capital on January 1, 2004.

         Special charges of $1,676,000 were recorded during the year ended December 31, 2004, and are related to the relocation to facilities acquired from Shire BioChem in May 2004. These charges include $487,000 of future lease payments due in connection with the former premises, net of estimated sublease income that could reasonably be obtained. Special charges also include the write-off of certain property and equipment, mainly leasehold improvements in respect of the prior facilities, in the amount of $1,189,000.

         Depreciation and amortization amounted to $2,046,000 for the year ended December 31, 2004, compared to $1,287,000 for the same period last year. The increase reflects the depreciation and amortization associated with the acquisition of additional property and equipment during the year, including the facilities acquired in the second quarter of 2004, and the increase in patent costs.

         Interest and bank charges amounted to $277,000 for the year ended December 31, 2004, compared to $100,000 for the corresponding period last year. The increase is due to interest expense on the $10,500,000 revolving decreasing term credit entered into by the Company to finance the acquisition of the facilities during the year.

         Interest income amounted to $1,030,000 for the year ended December 31, 2004, compared to $838,000 for the comparable period last year. The increase results from higher average cash balances in the current year, compared to the same period last year.

         Foreign exchange gains amounted to $1,298,000 for the year ended December 31, 2004, compared to foreign exchange losses of $1,618,000 for the comparable period last year. Foreign exchange gains recorded in 2004 are primarily attributable to a gain realized during the year on the conversion of US dollars into Canadian dollars.

         Gain on disposal of intellectual property amounted to $3,484,000 in year ended December 31, 2003, and represents the gain realized on the technology transfer related to the Company's pre-clinical Diabetes program to Innodia.

         Other income amounted to $484,000 for the year ended December 31, 2004, compared to $139,000 for the corresponding period last year and consists of non-operating revenue, such as leasing revenue and expenses recharged to third parties.

         Net loss for the year ended December 31, 2004 amounted to $52,399,000 ($1.74 per share), compared to $25,852,000 for the same period last year ($1.04 per share).


Fourth quarter
For the fourth quarter ended December 31, 2004, the Company recorded a net loss of $15,388,000 ($0.51 per share), compared to $9,986,000 for the same period last year ($0.34 per share).

         The increase in net loss is primarily attributable to higher research and development expenses (before research tax credits and grants), which amounted to $10,807,000 for the fourth quarter ended December 31, 2004, compared to $4,821,000 for the same period last year. The increase is mainly due to expenses incurred in relation to the Alzhemed(TM) Phase III clinical trial, which began in North America during the second quarter of 2004.

         Collaboration agreement revenue consist of revenue earned under the agreement with Centocor in respect of Fibrillex(TM) and represents the amortization of the non-refundable upfront payment due from Centocor for the period from signing of the agreement December 21, 2004, over the remaining estimated period to obtaining the regulatory approvals of the product.

Six-month period ended December 31, 2003 (audited) compared to six-month period ended December 31, 2002 (unaudited)

Research and development expenses, before research tax credits and grants, amounted to $8,661,000 for the six-month period ended December 31, 2003, compared to $9,450,000 for the prior year six-month period. The decrease is due to a reduction in clinical trial expenses related to Alzhemed(TM), following the completion of the Phase II clinical trial in June 2003. For the six month-period ended December 31, 2003, research and development expenses were incurred to support the on-going Fibrillex(TM) Phase II/III clinical trials and open-label study, Alzhemed(TM) open-label Phase II extension study and advancement towards its Phase III clinical trials, Cerebril(TM) Phase II clinical trial as well as on-going research programs. As at December 31, 2003, Neurochem had 171 patients in its various clinical trials.

         Research tax credits amounted to $914,000 for the six-month period ended December 31, 2003, compared to $423,000 for the corresponding period last year. Research tax credits represent refundable tax credits earned under the Quebec Scientific Research and Experimental Development program. The increase is due to higher eligible expenses, as well as prior years credit claims resolved during the current six-month period.

         Research grants and other amounted to $208,000 for the six-month period ended December 31, 2003, compared to $1,150,000 for the corresponding period last year. In the prior year, research grants refer principally to investment contributions under the Technology Partnerships Canada ("TPC") Program received by the Company for the development of Alzhemed(TM) ($919,000), as well as payments received from the FDA for the development of Fibrillex(TM) ($231,000), whereas the current six-month period consists of only grants received from the FDA for Fibrillex(TM).

         General and administrative ("G&A") expenses amounted to $7,454,000 for the six-month period ended December 31, 2003, compared to $2,469,000 for the same period last year. The increase year-over-year is due to the expansion of the corporate infrastructure necessary to support the growth and the increase in the overall activity level at the Company, in particular, in the accounting, legal, administrative, marketing and senior management functions of the organization. G&A expenses in the six-month period ended December 31, 2003, include legal fees incurred in relation with the Immtech litigation, expenses associated with increased awareness and educational activities related to AA Amyloidosis, Fibrillex(TM)'s target indication, the setting-up of a marketing team as well as management and performance-based fees paid to Picchio International Inc. ("Picchio International"), a related party, for the services of Dr. Francesco Bellini, O.C., as Chairman and Chief Executive Officer of the Company and services of other members of Picchio International and Picchio Pharma.

         Depreciation and amortization expense for the six-month period ended December 31, 2003, increased to $646,000, compared to $556,000 for the same period in 2002. The increase reflects the depreciation and amortization associated with the acquisition of additional property and equipment, as well as additions to patent costs.

         Interest income for the six-month-period ended December 31, 2003, amounted to $520,000, compared to $482,000 for the same period the previous year. The increase results from higher average cash balances in the current period, compared to the same period last year offset by a larger portion of the investment portfolio denominated in US dollar earning lower yields.

         Foreign exchange losses amounted to $1,747,000 for the six-month period ended December 31, 2003, compared to $29,000 for the comparable period the previous year. The increase is attributable to foreign exchange losses recognized on the US dollar denominated investments held by the Company, due to the strengthening of the Canadian dollar versus the US dollar during the period.

         Other income amounted to $139,000 for the six-month period ended December 31, 2003, and consists of non operating revenue, such as expenses recharged to third parties.

         Net loss for the six-month period ended December 31, 2003 amounted to $16,773,000 ($0.63 per share), compared to $10,539,000 for the same period last year ($0.52 per share).

Quarterly results (unaudited)
(in thousand of Canadian dollars, except per share data)

                                                                                                   Net loss per share
                                                                                                            Basic and
Quarter                                                          Revenue               Net loss               diluted
---------------------------------------------------------------------------------------------------------------------
                                                                       $                      $                     $
Year ended December 31, 2004
First                                                                 --                 (9,164)                (0.31)
Second                                                                --                (14,072)                (0.47)
Third                                                                 --                (13,775)                (0.45)
Fourth                                                               132                (15,388)                (0.51)

Six-month period ended December 31, 2003
First                                                                 --                 (6,787)                (0.28)
Second                                                                --                 (9,986)                (0.34)

Year ended June 30, 2003
First                                                                 --                 (3,962)                (0.20)
Second                                                                --                 (6,577)                (0.31)
Third                                                                 --                 (5,609)                (0.25)
Fourth                                                                --                 (3,470)                (0.15)


Picchio Management Services Agreement_
On March 1, 2003, Neurochem entered into a management services agreement with Picchio International into which Picchio Pharma, the Company's largest shareholder, intervened. Picchio International is wholly-owned by Dr. Francesco Bellini and his spouse. The management services agreement stipulates that Picchio International provides the services of Dr. Bellini, O.C., as Chairman and Chief Executive Officer of the Company and services of other members of Picchio International and Picchio Pharma. Under the agreement, Picchio International and Picchio Pharma, provide regular consulting and advisory services, including services related to reviewing existing and potential research and development activities, and potential clinical programs, financing activities, partnering and licensing opportunities, commercialization plans and programs, and advising and assisting in investor relations activities. In consideration of all services rendered under the agreement, Picchio International received a monthly fee of $80,000 up to November 30, 2004. The management services agreement was amended as of December 1, 2004, and the monthly fee was increased to $200,000. This amount includes all direct and indirect costs and expenses, including travel and all other out-of-pocket expenses, incurred by Dr. Bellini, Picchio International and Picchio Pharma relating to the services provided pursuant to such agreement. The agreement also provides for performance-based fees determined at the discretion of the Board of Directors.



FINANCIAL CONDITION_


Contractual Obligations and Commercial Commitment_
As at December 31, 2004, Neurochem's future contractual commitments are principally for obligations under capital leases related to research equipment acquisition, the revolving decreasing term credit agreement, operating leases for facilities and office equipment, clinical trial outsourcing agreements, as well as management fees with Picchio International. Future contractual commitments by year of maturity are presented below. The Company has not engaged in off-balance sheet financing or commodity contract trading.

                                                                                                              Payments Due by Period
                                                                                                      (in thousand Canadian dollars)
------------------------------------------------------------------------------------------------------------------------------------
                                                                               Less than                                   More than
Contractual Obligations                                            Total          1 year       1-3 years      3-5 years      5 years
------------------------------------------------------------------------------------------------------------------------------------
                                                                       $               $               $              $            $
Obligations under capital leases                                     416             416             Nil            Nil          Nil
Long- term debt                                                   10,136             686           1,400          8,050          Nil
Operating leases                                                   1,094             303             327            296          168
Clinical trials agreements                                         6,152           2,222           3,930            Nil          Nil
Management fees                                                    7,000           2,400           4,600            Nil          Nil


         On December 1, 2004, the Company entered into an agreement with its Chief Executive Officer, Dr. Francesco Bellini, to issue to him up to 220,000 common shares upon the execution of the agreement and upon achievement of specified performance targets. The agreement is subject to regulatory and shareholder approval in 2005.


Liquidity and capital resources
As at December 31, 2004, the Company had cash, cash equivalents and marketable securities in the amount of $29,173,000 as well as a non-refundable amount receivable from the collaboration agreement with Centocor, Inc. of $7,418,000, compared to $77,594,000 and Nil at December 31, 2003. The decrease is due to funds used for operating and investing activities, including the acquisition of facilities as previously discussed, net of proceeds received from the revolving decreasing term credit agreement and the issue of additional share capital pursuant to the exercise of employee stock options.

         Additions to property and equipment for the year ended December 31, 2004, amounted to $14,750,000, compared to $916,000 for the six-month period ended December 31, 2003 and $1,638,000 for the year ended June 30, 2003. The main additions to property and equipment for the year ended December 31, 2004, were facilities acquired from Shire BioChem as discussed previously ($11,213,000), as well as research equipment ($2,254,000). For the six-month period ended December 31, 2003, the main additions were composed of research equipment ($354,000) and software ($223,000). For the year ended June 30, 2003, additions to property and equipment consisted mainly of research equipment ($790,000) and software ($532,000). Additions to patent costs for the year ended December 31, 2004, amounted to $1,599,000, compared to $739,000 for the six-month period ended December 31, 2003, and $538,000 for the year ended June 30, 2003. The Company expects that patent costs should increase as intellectual property protection activities increase.

         Proceeds from the issue of share capital for the year ended December 31, 2004, amounted to $1,490,000 and are related to the issue of additional share capital pursuant to the exercise of employee stock options. Proceeds from the issue of share capital for the six-month period ended December 31, 2003, amounted to $86,448,000 and are mainly related to the US and Canadian public offering, as discussed previously.

         Proceeds from long-term debt amounted to $10,500,000 for the year ended December 31, 2004, and are related to the financing of the facilities acquisition, as discussed previously.

         On February 14, 2005, the Company received notice from a shareholder of a commitment to exercise 2,800,000 warrants to purchase common shares due to expire on July 25, 2005. Total proceeds to the Company from this exercise will be $8,764,000.

         As at January 31, 2005, the Company had 30,411,272 common shares outstanding, as well as 2,272,931 options outstanding granted under the stock option plan. In addition, warrants to purchase 4,000,000 common shares of the Company were outstanding.

         The Company invests available cash resources, in a manner consistent with a goal of capital preservation, liquidity and with limited credit risk, in liquid securities with varying terms to maturity not exceeding twelve months, selected with regard to the expected timing of expenditures to be incurred from continuing operations and prevailing interest rates.

         Since inception in 1993, Neurochem has devoted its resources principally to funding research and development programs and the related infrastructure and support activities. As at December 31, 2004, the Company has incurred a cumulative deficit since inception of $140,926,000 of which research and development expenditures totaled $107,921,000 before research tax credits and grants of $19,905,000. The Company expects operating expenses to increase going forward as product candidates enter more advanced stages of clinical development, as the Company continues to invest in product research and development and as it prepares for commercialization.

         The Company signed a collaboration and distribution agreement with Centocor in respect of Fibrillex(TM) in December 2004. However, the Company has not yet generated any revenues from the sale of products and has not been profitable to date. Neurochem has funded its operations primarily through private and public offerings of common shares, payments received under research and development agreements as well as interest income, tax credits and grants. Until the Company is in its commercialization phase, it expects to fund operations with proceeds from equity or debt financing, interest income, revenues from collaborative research, license, product development and co-marketing agreements, research tax credits and grants.

         The Company believes that its available cash and short-term investments, expected interest income, potential funding from research, potential partnerships and licensing agreements, research tax credits, grants, access to capital markets and support from its principal shareholder should be sufficient to finance the Company's operations and capital needs for the coming year. However, in light of the inherent uncertainties associated with the regulatory approval process and the Company's ability to secure additional research, partnerships and/or licensing agreements, further financing may be required to support the Company's operations in the future.

         Supplementary information about the Company, including its Annual Information Form, is available on SEDAR's website (www.sedar.com).



CRITICAL ACCOUNTING POLICIES_
In preparing the Company's consolidated financial statements in conformity with GAAP, management is required to make certain estimates, judgements and assumptions that the Company believes are reasonable based upon the information available. These estimates and assumptions affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the periods presented. The accounting policies which the Company considers to be critical are those that require the most difficult, subjective, or complex judgments and that are the most important to aid in fully understanding and evaluating its consolidated financial statements. These accounting policies are discussed in the following paragraphs.

         Revenue recognition: Revenue from collaboration and distribution agreements that includes multiple elements is considered to be a revenue arrangement with multiple deliverables. Under this type of arrangement, identification of separate units of accounting is required and revenue is allocated among the separate units based on their relative fair value. Payments received under the collaboration and distribution agreements may include upfront payments, regulatory and sales-based milestone payments for specific achievements as well as distribution fees. Upfront and regulatory milestone payments, which require the Company's ongoing involvement are deferred and amortized into income on a straight-line basis over the estimated period of service. Sales-based milestone payments, for which the Company has no future involvement or obligations to perform related to that specific element of the arrangement, are recognized into income upon the achievement of the specified milestones. Distribution fee revenue is recognized when the amount is determinable and collection is reasonably assured.

         Research and development costs consist of direct and indirect expenditures, including a reasonable allocation of overhead expenses, associated with the Company's various research and development programs. Research and development costs are expensed as incurred. Overhead expenses comprise general and administrative support provided to the research and development programs and involve costs associated with support activities such as facility operating costs, office services, information technology and human resources. The Company accrues clinical trials expenses based on work performed, which relies on estimates of total costs incurred based on completion of patient studies and other events. The Company follows this method since reasonable dependable estimates of the costs applicable to various stages of a research agreement or clinical trial can be made. Accrued clinical costs are subject to revisions as trials progress to completion.

         Income taxes are accounted for under the asset and liability method. Future tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carry forwards. Future tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on future tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Management provides valuation allowances against the future tax asset for amounts which are not considered "more likely than not" to be realized. In assessing the realizability of tax assets, management considers whether it is more likely than not that some portion or all of the tax assets will not be realized. The ultimate realization of future tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. The Company has determined that a 100% tax valuation allowance is necessary at December 31, 2004. In the event the Company were to determine that it would be able to realize its tax asset, an adjustment to the tax asset would increase income in the period such determination is made.

         Property, equipment and patents costs are stated at cost and are amortized on a straight-line or declining balance basis. The Company regularly reviews property, equipment and patent costs for impairment as well as whenever events or changes in business circumstances indicate that the carrying value of the assets may not be recoverable. Impairment is assessed by comparing the carrying amount of an asset with its expected future net undiscounted cash flows from use together with its residual value (net recoverable value). If such assets are considered impaired, the impairment to be recognized is measured by the amount by which the carrying amount exceeds its recoverable value. Management's judgment regarding the existence of impairment indicators are based on legal factors, market conditions and operating performances. Future events could cause management to conclude that impairment indicators exist and that the carrying values of the Company's property, equipment or patent costs are impaired. Any resulting impairment loss could have a material adverse impact on the Company's financial position and results of operations.



RECENT ACCOUNTING PRONOUNCEMENTS_

Stock-based compensation
Effective January 1, 2004, the Company adopted the recommendations of the Canadian Institute of Chartered Accountants ("CICA") issued Handbook Section 3870, Stock-based Compensation and Other Stock-based Payments. The new recommendations require entities to account for employee stock options using the fair value based method, whereby compensation cost is measured at fair value at the date of grant and is expensed over the award's vesting period. In accordance with one of the transitional options permitted under amended Section 3870, the Company has retroactively applied the fair value based method to all employee stock options granted on or after July 1, 2002 without restatement of prior periods. The cumulative effect of the change in accounting policy of $2,162,000 has been recorded as an increase in the opening deficit and additional paid-in capital at January 1, 2004.

         Prior to January 1, 2004, the Company applied the fair value based method of accounting prescribed by the Canadian Institute of Chartered Accountants to stock-based payments to non-employees, employee awards that were direct awards of stock or called for settlement in cash or other assets, and to employee stock appreciation rights; the Company applied the settlement method of accounting to employee stock options. Under the settlement method, any consideration paid by employees on the exercise of stock options or purchase of stock was credited to share capital and no compensation expense was recognized.

Variable interest entities
The CICA has issued Accounting Guideline 15 -- Consolidation of Variable Interest Entities (AcG-15), which provides guidance for determining when an enterprise consolidate the assets, liabilities and results of activities of entities that are subject to control on a basis other than ownership of voting interests (a "variable interest entity" ("VIE")). This guideline requires the Company to identify VIEs in which it has an interest, determine whether it is the primary beneficiary of such entities and, if so, to consolidate the VIE. A primary beneficiary is an enterprise that will absorb a majority of the VIE's expected losses, receive a majority of its expected residual return, or both. AcG-15 is effective for fiscal periods beginning on or after November 1, 2004. The Company has performed an analysis of the characteristics of its long-term investment. It was determined that its investment in a holding company that owns Innodia's shares meets the criteria for being a VIE and that the Company is the primary beneficiary of Innodia. The implementation of AcG-15 will result in the consolidation of the Company's interest in Innodia's holding company starting January 1, 2005. The cumulative effect of the implementation of this accounting guideline in the amount of $2,501,000 will be applied retroactively and recorded as an increase in the opening deficit at January 1, 2005.



RISKS AND UNCERTAINTIES_
Since inception, Neurochem has experienced operating losses and products have not yet been marketed commercially. The Company's product candidates are in development and have not yet been approved for commercialization by regulatory authorities in any jurisdiction. The Company's business entails significant risks, including the costs and time involved in obtaining the required regulatory approvals, the adequacy of patent protection, the uncertainties involved in clinical testing, the availability of capital to continue development and commercialization of the products, and competition from pharmaceutical and other biotechnology companies.

         Product research and development involves a high degree of risk and returns to investors are dependent upon successful development and commercialization of the Company's products. There can be no assurance that development of any product will be successfully completed or that regulatory approval of any of the Company's products under development will be obtained. Furthermore, there can be no assurance that existing products or new products developed by competitors will not be more effective, or more effectively marketed and sold, than any that may be developed by the Company. There can be no assurance that the Company's future potential products will gain market acceptance among physicians, patients, healthcare payers and the medical community.

         Because of the length of time and expense associated with bringing new products through development, obtaining regulatory approval and bringing products to market, the Company places considerable importance on obtaining and maintaining patent and trade secret protection for significant discoveries. There can be no assurance that any pending patent application filed by the Company will mature into an issued patent. Furthermore, there can be no assurance that existing or pending patent claims will offer protection against competition, or will not be designed around or infringed upon by others. Commercial success will also depend in part on the Company not infringing patents or proprietary rights of others.

         The Company is currently dependent on third parties for a variety of functions and may enter into future collaborations for the development, manufacture and commercialization of products. There is no assurance that the arrangements with these third parties will provide benefits the Company expects. There can also be no assurance that the Company will be successful in manufacturing, marketing and distributing products, or that the Company will be able to make adequate arrangements with third parties for such purposes. There can be no assurance that the Company will generate revenue or achieve profitability.

         Significant funding is required for ongoing research and development, clinical trials, commercial manufacturing of products and the establishment of sales and marketing teams necessary for the launch and ongoing sales of new products. In addition, major financial resources are necessary until such time as the products are commercialized and sold successfully, and sales are sufficient to generate profits. The Company intends to raise additional financing, as required, through research, partnership and licensing agreements, the exercise of options and warrants, and through equity and/or debt financing. However, there can be no assurance that these financing efforts will be successful or that the Company will continue to be able to meet its ongoing cash requirements. It is possible that financing will not be available or, if available, may not be on favorable terms. The availability of financing will be affected by the results of scientific and clinical research, the Company's ability to attain regulatory approvals, the market acceptance of the Company's products, the state of the capital markets generally (with particular reference to pharmaceutical, biotechnology and medical companies), the status of strategic alliance agreements, and other relevant commercial considerations.

On behalf of Management,




Mariano Rodriguez, C.A., C.P.A.
Vice President, Finance & Chief Financial Officer
Laval, Canada
February 16, 2005

Management's Responsibility for Financial Reporting_

The consolidated financial statements have been prepared by management in accordance with Canadian generally accepted accounting principles, and have been approved by the Board of Directors. The integrity and objectivity of these consolidated financial statements are the responsibility of management. In addition, management is responsible for all other information in the annual report and for ensuring that this information is consistent, where appropriate, with the information contained in the consolidated financial statements.

         In support of this responsibility, Neurochem's management maintains systems of internal accounting and administrative controls to provide reasonable assurance that the financial information is relevant, reliable and accurate and that the Company's assets are appropriately accounted for and adequately safeguarded. When alternative accounting methods exist, management has chosen those it deems most appropriate in the circumstances. These consolidated financial statements may include certain amounts based on estimates and judgments. Management has determined such amounts on a reasonable basis to ensure that the consolidated financial statements are presented fairly in all material respects.

         The Board of Directors is responsible for ensuring that management fulfills its responsibilities for financial reporting and internal control. The Board carries out this responsibility principally through its Audit Committee. The Audit Committee is appointed by the Board, and none of its members are involved in the daily operations of the Company. The Committee meets periodically with management and the external auditors to discuss internal controls over the financial reporting process, auditing matters and financial reporting issues, to satisfy itself that each party is properly discharging its responsibilities, and to review the consolidated financial statements.

         The Committee reports its findings to the Board for consideration when approving the consolidated financial statements for issuance to the shareholders. The Committee also considers, for recommendation by the Board and approval by the shareholders, the re-appointment of the external auditors.

         The consolidated financial statements have been audited on behalf of the shareholders by KPMG LLP, the external auditors, in accordance with Canadian generally accepted auditing standards. The external auditors have full and free access to the Audit Committee with respect to their findings concerning the fairness of the financial reporting and the adequacy of internal controls.




Francesco Bellini, O.C.                    Mariano Rodriguez, C.A., C.P.A.
Chairman, President and Chief              Vice President, Finance and Chief
Executive Officer                          Financial Officer

Laval, Canada
February 16, 2005

Auditors' Report To The Shareholders_

We have audited the consolidated balance sheets of Neurochem Inc. as at December 31, 2004 and 2003 and the consolidated statements of operations, deficit and cash flows for the year ended December 31, 2004, the six-month period ended December 31, 2003, the year ended June 30, 2003 and for the period from inception (June 17, 1993) to December 31, 2004. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

         We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

         In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2004 and 2003 and the results of its operations and its cash flows for the year ended December 31, 2004, the six-month period ended December 31, 2003, the year ended June 30, 2003 and for the period from inception (June 17, 1993) to December 31, 2004 in accordance with Canadian generally accepted accounting principles.



KPMG LLP
Chartered Accountants
Montreal, Canada
February 11, 2005 (except as to note 22, which is as of February 14, 2005)

Consolidated Balance Sheets_

December 31, 2004 and 2003
(in thousands of Canadian dollars) (in accordance with Canadian GAAP)


                                                                                   December 31,     December 31,       December 31,
                                                                                           2004             2004               2003
-----------------------------------------------------------------------------------------------------------------------------------
                                                                                         (US$ -             (Cdn$)            (Cdn$)
                                                                                     note 2 (l))
ASSETS
Current assets:
   Cash and cash equivalents                                                              5,988             7,207            14,869
   Marketable securities                                                                 18,249            21,966            62,725
   Amount receivable under collaboration agreement (note 4)                              12,000            14,443              --
   Sales taxes and other receivables                                                        650               782               721
   Research tax credits receivable                                                        1,121             1,349             2,111
   Prepaid expenses and deposits                                                          3,187             3,836             1,671
-----------------------------------------------------------------------------------------------------------------------------------
                                                                                         41,195            49,583            82,097

Long-term prepaid expenses and deposits                                                   1,131             1,361               226

Long-term investment (note 5)                                                             3,673             4,421             4,421

Property and equipment (note 6)                                                          13,866            16,690             4,539

Patents (note 7)                                                                          3,650             4,393             2,942
-----------------------------------------------------------------------------------------------------------------------------------
                                                                                         63,515            76,448            94,225
===================================================================================================================================


LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
   Accounts payable                                                                       3,373             4,060             2,070
   Accrued liabilities                                                                    5,337             6,424             3,749
   Deferred revenue (note 4)                                                              4,005             4,820              --
   Current portion of obligations under capital leases (note 8)                             346               416               425
   Current portion of long-term debt (note 9)                                               570               686              --
-----------------------------------------------------------------------------------------------------------------------------------
                                                                                         13,631            16,406             6,244

Obligations under capital leases (note 8)                                                  --                --                 416
Deferred revenue (note 4)                                                                 8,119             9,772              --
Long-term accrued liabilities (note 12)                                                     105               126              --
Long-term debt (note 9)                                                                   7,851             9,450              --
-----------------------------------------------------------------------------------------------------------------------------------
                                                                                         29,706            35,754             6,660
-----------------------------------------------------------------------------------------------------------------------------------
Shareholders' equity:
   Share capital (note 10)                                                              146,100           175,855           173,930
   Additional paid-in capital (notes 3 and 11)                                            4,790             5,765              --
   Deficit                                                                             (117,081)         (140,926)          (86,365)
-----------------------------------------------------------------------------------------------------------------------------------
                                                                                         33,809            40,694            87,565
Commitments and contingencies (note 13)
Subsequent event (note 22)
-----------------------------------------------------------------------------------------------------------------------------------
                                                                                         63,515            76,448            94,225
===================================================================================================================================

See accompanying notes to consolidated financial statements.
On behalf of the Board of Directors by:

Graeme K. Rutledge                                            John Molloy
Director                                                      Director

Consolidated Statements of Operations_

Year ended December 31, 2004, six-month period ended December 31, 2003, year ended June 30, 2003 and for the period from inception (June 17, 1993) to December 31, 2004
(in thousands of Canadian dollars, except per share data) (in accordance with Canadian GAAP)

                                                                                        Six-month
                                                                         Year ended  period ended      Year ended        Cumulative
                                                                       December 31,  December 31,        June 30,             since
-----------------------------------------------------------------------------------------------------------------      inception of
                                                               2004            2004          2003            2003        operations
-----------------------------------------------------------------------------------------------------------------------------------
                                                             (US$ -           (Cdn$)        (Cdn$)          (Cdn$)            (Cdn$)
                                                         note 2 (l))
Revenues:
   Collaboration agreement (note 4)                             110             132            --              --               132
   Research contracts                                          --              --              --              --             9,216
   License fees                                                --              --              --              --             1,106
-----------------------------------------------------------------------------------------------------------------------------------
                                                                110             132            --              --            10,454
-----------------------------------------------------------------------------------------------------------------------------------

Expenses:
   Research and development                                  25,881          31,152           8,661          18,782         107,921
   Research tax credits                                      (1,216)         (1,463)           (914)         (1,410)        (11,753)
   Research grants                                             (279)           (336)           (208)         (1,895)         (8,152)
-----------------------------------------------------------------------------------------------------------------------------------
                                                             24,386          29,353           7,539          15,477          88,016

   General and administrative                                14,915          17,953           7,454           7,184          47,628
   Stock-based compensation (note 11)                         3,355           4,038            --              --             4,038
   Special charges (note 12)                                  1,393           1,676            --              --             1,676
   Depreciation of property and equipment                     1,496           1,801             557           1,019           5,393
   Amortization of patent costs                                 204             245              89             178             875
   Interest and bank charges                                    230             277              46             144           1,185
-----------------------------------------------------------------------------------------------------------------------------------
                                                             45,979          55,343          15,685          24,002         148,811
-----------------------------------------------------------------------------------------------------------------------------------

Net loss before undernoted items                            (45,869)        (55,211)        (15,685)        (24,002)       (138,357)
-----------------------------------------------------------------------------------------------------------------------------------

Investment and other income:
   Interest income                                              856           1,030             520             800           6,514
   Foreign exchange                                           1,078           1,298          (1,747)            100            (201)
   Gain on disposal of intellectual
     property (note 5)                                         --              --              --             3,484           3,484
   Other income                                                 402             484             139            --               623
-----------------------------------------------------------------------------------------------------------------------------------
                                                              2,336           2,812          (1,088)          4,384          10,420
-----------------------------------------------------------------------------------------------------------------------------------

Net loss before income taxes                                (43,533)        (52,399)        (16,773)        (19,618)       (127,937)
Income taxes:
   Quebec credit for losses                                    --              --              --              --               700
-----------------------------------------------------------------------------------------------------------------------------------
Net loss                                                    (43,533)        (52,399)        (16,773)        (19,618)       (127,237)
===================================================================================================================================


Net loss per share (note 16):

   Basic and diluted                                          (1.44)          (1.74)          (0.63)          (0.90)
===================================================================================================================================


See accompanying notes to consolidated financial statements.

Consolidated Statements of Deficit_

Year ended December 31, 2004, six-month period ended December 31, 2003, year ended June 30, 2003 and for the period from inception (June 17, 1993) to December 31, 2004
(in thousands of Canadian dollars) (in accordance with Canadian GAAP)


                                                                                            Six-month
                                                                            Year ended   period ended     Year ended     Cumulative
                                                                          December 31,   December 31,       June 30,          since
--------------------------------------------------------------------------------------------------------------------   inception of
                                                                   2004           2004           2003           2003     operations
-----------------------------------------------------------------------------------------------------------------------------------
                                                                 (US$ -          (Cdn$)         (Cdn$)         (Cdn$)         (Cdn$)
                                                             note 2 (l))
Deficit, beginning of period:
   As previously reported                                       (71,752)       (86,365)       (62,779)       (42,624)          --

   Adjustment to reflect change in
     accounting for employee stock
     options (note 3)                                            (1,796)        (2,162)          --             --           (2,162)
-----------------------------------------------------------------------------------------------------------------------------------
   Deficit, beginning of period, as restated                    (73,548)       (88,527)       (62,779)       (42,624)        (2,162)

Net loss                                                        (43,533)       (52,399)       (16,773)       (19,618)      (127,237)

Share issue costs                                                  --             --           (6,813)          (537)       (11,527)
-----------------------------------------------------------------------------------------------------------------------------------
Deficit, end of period                                         (117,081)      (140,926)       (86,365)       (62,779)      (140,926)
===================================================================================================================================


See accompanying notes to consolidated financial statements.

Consolidated Statements of Cash Flows_

Year ended December 31, 2004, six-month period ended December 31, 2003, year ended June 30, 2003 and for the period from inception (June 17, 1993) to December 31, 2004
(in thousands of Canadian dollars) (in accordance with Canadian GAAP)

                                                                                            Six-month
                                                                            Year ended   period ended     Year ended     Cumulative
                                                                          December 31,   December 31,       June 30,          since
--------------------------------------------------------------------------------------------------------------------   inception of
                                                                   2004           2004           2003           2003     operations
-----------------------------------------------------------------------------------------------------------------------------------
                                                                 (US$ -          (Cdn$)         (Cdn$)         (Cdn$)         (Cdn$)
                                                             note 2 (l))
Cash flows from operating activities:
   Net loss                                                     (43,533)       (52,399)       (16,773)       (19,618)      (127,237)
   Adjustments for:
     Depreciation and amortization                                1,700          2,046            646          1,197          6,268
     Stock-based compensation                                     3,355          4,038           --             --            4,038
     Write-off of leasehold improvements
       and other property and equipment                             988          1,189           --             --            1,189
     Provision for lease exit obligations                           405            487           --             --              487
     Accretion expense                                               16             19           --             --               19
     Write-off of patents                                          --             --             --             --              119
     Gain on disposal of intellectual property                     --             --             --           (3,484)        (3,484)
     Shares issued for services                                    --             --             --             --               41
   Changes in operating assets and liabilities:
     Grants receivable                                             --             --              529            488           --
     Amount receivable under collaboration
       agreement                                                (12,000)       (14,443)          --             --          (14,443)
     Sales taxes and other receivables                              (51)           (61)           161           (477)          (782)
     Research tax credits receivable                                633            762           (937)          (456)        (1,349)
     Prepaid expenses and deposits                               (1,799)        (2,165)          (733)          (689)        (4,061)
     Long-term prepaid expenses and deposits                       (943)        (1,135)          --             --           (1,135)
     Deferred revenue                                            12,123         14,592           --             --           14,592
     Accounts payable and accrued liabilities                     3,133          3,771            590          1,086          9,809
-----------------------------------------------------------------------------------------------------------------------------------
                                                                (35,973)       (43,299)       (16,517)       (21,953)      (115,929)
-----------------------------------------------------------------------------------------------------------------------------------

Cash flows from financing activities:
   Proceeds from issue of share capital                           1,237          1,490         86,448         17,981        175,378
   Share issue costs                                               --             --           (6,813)          (537)       (11,527)
   Proceeds from sale-leaseback                                    --             --             --             --            2,168
   Repayment of obligations under capital lease                    (353)          (425)          (203)          (552)        (2,746)
   Proceeds from long-term debt                                   8,723         10,500           --             --           10,500
   Repayment of long-term debt                                     (302)          (364)          --             --             (364)
-----------------------------------------------------------------------------------------------------------------------------------
                                                                  9,305         11,201         79,432         16,892        173,409
-----------------------------------------------------------------------------------------------------------------------------------

Cash flows from investing activities:
   Additions to property and equipment                          (12,254)       (14,750)          (916)        (1,638)       (21,946)
   Additions to patents                                          (1,328)        (1,599)          (739)          (538)        (5,796)
   Long-term investment                                            --             --             --             (591)          (591)
   Proceeds from (investment in) marketable securities           33,863         40,759        (52,841)        13,129        (21,966)
   Proceeds from disposal of property and equipment                  22             26           --             --               26
-----------------------------------------------------------------------------------------------------------------------------------
                                                                 20,303         24,436        (54,496)        10,362        (50,273)
Net (decrease) increase in cash and cash equivalents             (6,365)        (7,662)         8,419          5,301          7,207
Cash and cash equivalents, beginning of period                   12,353         14,869          6,450          1,149           --
-----------------------------------------------------------------------------------------------------------------------------------
Cash and cash equivalents, end of period                          5,988          7,207         14,869          6,450          7,207
===================================================================================================================================


Supplemental disclosures to cash flow statements (note 17)

See accompanying notes to consolidated financial statements.

Notes to Consolidated Financial Statements_

Year ended December 31, 2004, six-month period ended December 31, 2003, year ended June 30, 2003 and for the period from inception (June 17, 1993) to December 31, 2004 (in thousands of Canadian dollars, except per share data)



1_   ORGANIZATION AND BUSINESS ACTIVITIES:

Neurochem Inc. (the "Company" or "Neurochem"), incorporated under the Canada Business Corporations Act in 1993, is a Canadian biopharmaceutical company focused on the development and commercialization of innovative therapeutics for neurological disorders. The Company's pipeline of proprietary, disease-modifying oral product candidates addresses critical unmet medical needs.

         Since inception, the business activities of the Company have been devoted principally to the development of the Company's core technology platform, amyloid inhibitors, which focuses on the design and synthesis of chemical compounds that inhibit the formation, deposition and toxicity of amyloid fibrils implicated as the underlying causes of certain diseases. The diseases currently targeted by the Company include Alzheimer's Disease, Hemorrhagic Stroke due to Cerebril Amyloid Angiopathy ("CAA"), and Amyloid A Amyloidosis. In addition, the Company is also conducting research programs for other neurological disorders principally Epileptic Seizures induced by Traumatic Brain Injury. In the fiscal period ended June 30, 2003, the Company disposed of its intellectual property rights for Diabetes Type II (see note 5). The status of the Company's principal product candidates are as follows:


Disease indication                               Product candidates                            Stage of development
-------------------------------------------------------------------------------------------------------------------
Amyloid A (AA) Amyloidosis                             Fibrillex(TM)          Phase II/III clinical trial completed

Alzheimer's Disease                                     Alzhemed(TM)                       Phase III clinical trial

Hemorrhagic Stroke due to CAA                           Cerebril(TM)                        Phase II clinical trial

Epileptic Seizures induced by
   Traumatic Brain Injury                     Lead compound NC-1461                            Pre-clinical testing
===================================================================================================================


         Neurochem is considered to be in the development stage, with a significant emphasis on clinical trials for three of its product candidates. Since inception, substantially all of the Company's research and development expenditures, capital expenditures, including costs incurred to secure patents, and all revenues from milestone payments and research contracts, relate to the Company's core technology platform.



2_   SIGNIFICANT ACCOUNTING POLICIES:

The consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles ("GAAP"). A reconciliation of the net loss and shareholders' equity to US GAAP is presented in note 20.


(a)  Principles of consolidation:
The consolidated financial statements include the accounts of Neurochem Inc. and its subsidiaries (the "Company"). All significant intercompany balances and transactions have been eliminated on consolidation.


(b)  Cash and cash equivalents:
The Company considers all investments with maturities of three months or less at inception, that are highly liquid and readily convertible into cash, to be cash equivalents.

 (c) Marketable securities:
Marketable securities are investments with maturities greater than three months and less than a year, and consist principally of commercial paper. Interest bearing financial assets are intended to be held to maturity and are carried at amortized cost. Interest is recognized on an effective yield basis. These investments are written down to their estimated fair market value when this amount is less than amortized cost, unless the Company has reason to believe it will be able to recover the carrying amount. Estimated fair market value is based on quoted market prices.


(d)  Long-term investment:
The long-term investment is recorded at cost. When, in the opinion of management, a permanent decline in value has occurred, the investment is written down to its estimated realizable value. In determining the estimated realizable value, management relies on its judgment and knowledge of the investment and of general business and economic conditions that prevail and are expected to prevail. These estimates are limited due to the uncertainty of predictions concerning future events.


(e)  Property and equipment:
Property and equipment are stated at cost. Equipment under capital leases is stated at the present value of minimum lease payments. Depreciation and amortization are provided at the following annual rates:


Asset                                                                      Basis                        Rate/period
-------------------------------------------------------------------------------------------------------------------
Building                                                           Straight-line                           20 years
Research equipment                                             Declining balance                                20%
Office equipment                                               Declining balance                                20%
Computer hardware                                              Declining balance                                30%
Computer software                                                  Straight-line                               100%
Equipment under capital leases                                 Declining balance                             20-30%
Leasehold improvements                                             Straight-line         Over the term of the lease
===================================================================================================================


(f)  Patents:
The capitalized amount with respect to patents relates to direct costs incurred in connection with securing the patents. Patents are stated at cost and are amortized using the straight-line method over the remaining life of the patent.


(g)  Impairment and disposal of long-lived assets:
Long-lived assets, including property and equipment and purchased intangibles subject to amortization, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized by the amount by which the carrying amount of the asset exceeds the fair value of the asset. Assets to be disposed of would be separately presented in the balance sheet and reported at the lower of the carrying amount or fair value less costs to sell, and would no longer be depreciated. The assets and liabilities of a disposed group classified as held-for-sale would be presented separately in the appropriate asset and liability sections of the balance sheet.

(h)  Revenue recognition:
Revenue from collaboration agreement that includes multiple elements is considered to be a revenue arrangement with multiple deliverables. Under this type of arrangement, the identification of separate units of accounting is required and revenue is allocated among the separate units based on their relative fair values. Payments received under the collaboration agreement may include upfront payments, regulatory and sales-based milestone payments for specific achievements as well as distribution fees. Upfront and regulatory milestone payments, which require the Company's ongoing involvement, are deferred and amortized into income on a straight-line basis over the estimated period of service. Sales-based milestone payments, for which the Company has no future involvement or obligations to perform related to that specified element of the arrangement, are recognized into income upon the achievement of the specified milestones. Distribution fees are recognized when the amount is determinable and collection is reasonably assured.

         License fees are recorded when conditions and events under the license agreement have been met or occurred, and collectibility is reasonably assured.

         Interest income is recognized as earned.


(i)  Research and development:
Research expenditures are expensed as incurred and include a reasonable allocation of overhead expenses. Development expenditures are deferred when they meet the criteria for capitalization in accordance with Canadian GAAP, and the future benefits could be regarded as being reasonably certain. At December 31, 2004 and 2003, no development costs were deferred.


(j)  Government assistance:
Government assistance, consisting of grants and research tax credits, is recorded as a reduction of the related expense or the cost of the asset acquired. Grants are recorded when there is reasonable assurance that the Company has complied with the terms and conditions of the approved grant program. Research tax credits are recorded when there is reasonable assurance of their recovery.


(k)  Foreign exchange:
Monetary assets and liabilities denominated in foreign currencies are translated at year-end exchange rates. Non-monetary assets and liabilities denominated in foreign currencies are translated at exchange rates in effect at the transaction date. Income and expenses denominated in foreign currencies are translated at exchange rates in effect at the transaction date. Translation gains and losses are included in income.

         The Company's foreign subsidiaries are considered to be integrated foreign operations and their accounts have been translated using the temporal method with translation gains and losses included in the consolidated statements of operations.


(l)  Translation of convenience:
The Company's functional currency is the Canadian dollar. The Company has also presented the consolidated financial statements as at and for the period ended December 31, 2004 in US dollars, using the convenience translation method whereby all Canadian dollar amounts were converted into US dollars at the noon exchange rate quoted by the Bank of Canada as at December 31, 2004, which was $0.8308 US dollar per Canadian dollar. The information in US dollars is presented only for the convenience of some readers and thus has limited usefulness. This translation should not be viewed as a representation that such Canadian dollar amounts actually represent such US dollar amounts or could be or would have been converted into US dollars at the rate indicated.

(m)  Income taxes:
Income taxes are provided for using the liability method. Under this method, differences between the financial reporting bases and the income tax bases of the Company's assets and liabilities are recorded using the substantively enacted tax rates anticipated to be in effect when the tax differences are expected to reverse. A valuation allowance is recorded against any future tax asset, if it is more likely than not that the asset will not be realized.


(n)  Guarantees:
In the normal course of business, the Company enters into various agreements that may contain features that meet the definition of a guarantee. A guarantee is defined to be a contract (including an indemnity) that contingently requires the Company to make payments to a third party based on (i) changes in an underlying interest rate, foreign exchange rate, equity or commodity instrument, index or other variable that is related to an asset, a liability or an equity security of the guaranteed party, (ii) failure or another party to perform under an obligating agreement, or (iii) failure of another party to pay its indebtedness when due.

         A liability is recorded when the Company considers probable that a payment relating to a guarantee has to be made to the other party of the contract or agreement.


(o)  Costs associated with lease exit activities:
Costs associated with lease obligations for leased premises that are no longer being used by the Company are recognized and measured at fair value as of the cease-use date. The face value of the liability at the cease-use date is determined based on the remaining lease rentals, reduced by estimated sublease rentals that could reasonably be obtained for the property, measured using the credit-adjusted risk-free rate.


(p)  Earnings per share:
Basic earnings per share are determined using the weighted average number of common shares outstanding during the period. Diluted earnings per share are computed in a manner consistent with basic earnings per share, except that the weighted average shares outstanding are increased to include additional shares from the assumed exercise of options and warrants, if dilutive. The number of additional shares is calculated by assuming that outstanding options and warrants were exercised, and that the proceeds from such exercises were used to acquire shares of common stock at the average market price during the reporting period.


(q)  Use of estimates:
The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Significant areas requiring the use of management estimates include estimating the useful lives of long-lived assets, including property and equipment and patent costs, estimating accruals for clinical trial expenses and lease exit costs, estimating the timing of regulatory approvals for revenue recognition purposes, as well as assessing the recoverability of research tax credits and future tax assets. The reported amounts and note disclosures are determined to reflect the most probable set of economic conditions and planned course of actions. Actual results could differ from these estimates.

3_   CHANGE IN ACCOUNTING POLICY:


Stock-based compensation:
Effective January 1, 2004, the Company adopted the recommendations of the CICA Handbook Section 3870, Stock-based Compensation and Other Stock-based Payments. The new recommendations require entities to account for employee stock options using the fair value based method, whereby compensation cost is measured at fair value at the date of grant and is expensed over the award's vesting period. In accordance with one of the transitional options permitted under amended Section 3870, the Company has retroactively applied the fair value based method to all employee stock options granted on or after July 1, 2002 without restatement of prior periods. The cumulative effect of the change in accounting policy of $2,162 has been recorded as an increase in the opening deficit and additional paid-in capital at January 1, 2004.

         Prior to January 1, 2004, the Company applied the fair value based method of accounting prescribed by the CICA to stock-based payments to non-employees, employee awards that were direct awards of stock or called for settlement in cash or other assets, and to employee stock appreciation rights; the Company applied the settlement method of accounting to employee stock options. Under the settlement method, any consideration paid by employees on the exercise of stock options or purchase of stock was credited to share capital and no compensation expense was recognized.



4_   COLLABORATION AGREEMENT:

In December 2004, the Company concluded an exclusive collaboration agreement with Centocor, Inc. ("Centocor") for Fibrillex(TM), the Company's most advanced product candidate designed to treat Amyloid A (AA) Amyloidosis. Under this agreement, Neurochem granted to Centocor, a wholly-owned subsidiary of Johnson & Johnson, Inc., worldwide exclusive distribution rights for Fibrillex(TM), with the exception of Canada, Switzerland, China, Japan, Taiwan and South Korea for which the distribution rights remain with Neurochem. The agreement includes up-front, regulatory and sales-based milestone payments valued up to $65 million (US$54 million) as well as tiered distribution fees which will be based upon annual sales of Fibrillex(TM) in the applicable territories over the life of the agreement. Neurochem will be responsible for the product approval activities in the United States and in Europe as well as for global manufacturing activities. Centocor will manage the marketing and sales of Fibrillex(TM) in the applicable territories.

         At December 31, 2004, the Company recorded a receivable for the upfront payment due from Centocor upon signing of the agreement in the amount of $14,443 (US$12,000). One half of the upfront payment to be received by the Company is potentially refundable in specified circumstances. All of the deferred revenue at December 31, 2004 relates to amounts to be received under this agreement.

         The Company recognized $132 of revenue under the agreement in 2004, representing the amortization of the non-refundable upfront payment for the period from signing the agreement, December 21, 2004, over the remaining estimated period to obtaining the regulatory approvals of the product.



5_   LONG-TERM INVESTMENT:

In May 2003, the Company entered into the following transactions with respect to its Diabetes Type II pre-clinical program:

(i) the Company disposed of its intellectual property rights relating to the pre-clinical diabetes program, including an exclusive perpetual, royalty-free, worldwide license to Innodia Inc. ("Innodia"), a privately held Canadian biopharmaceutical company. The carrying value of these rights, which amounted to $346, was exchanged for 1,904,464 Innodia common shares having a fair market value of $5,400. The fair market value of the Innodia common shares was determined based on the pricing of a $7,000 private placement financing completed by Innodia concurrently with this transaction.

         Since the Company transferred its ownership of a controlled productive asset to Innodia in exchange for a non-controlling equity interest of 31% in Innodia, the Company accounted for this transaction as a partial sale and recognized a gain on the transaction only to the extent of the interest of the other shareholders in Innodia. Accordingly, the gain on sale of intellectual property rights of $3,484, included in the June 30, 2003 statement of operations, represents approximately 69% of the total gain of $5,054 on the transaction;

(ii) the Company subscribed for 176,339 Class A1 preferred shares of Innodia as part of a private placement for a cash consideration of $500, plus related costs of $91.

         In June 2003, the Company transferred its interest in Innodia to a holding company which is controlled indirectly by a shareholder. As consideration for this transfer, Neurochem received 176,339 non-voting Class A1 participating preferred shares, 1,904,464 non-voting, participating Class A common shares and 352,537 voting, non-participating Class V preferred shares of the holding company. The Class A1 preferred shares are convertible into common shares on a one-for-one basis at any time at the option of the holder and automatically convertible under specified circumstances. At December 31, 2004 and 2003, the Company's long-term investment represents voting rights of approximately 12% and equity ownership of approximately 70% in the holding company.

         Effective January 1, 2005, the Company will adopt the new recommendations of the CICA relating to the consolidation of variable interest entities ("VIE"). The standard requires the Company to identify VIEs in which it has an interest, determine whether it is a primary beneficiary of such entities and, if so, to consolidate the VIE. The Company has determined that its long-term investment in Innodia holding company meets the criteria for being a VIE and that the Company is the primary beneficiary. Accordingly, the Company will consolidate this investment as of January 1, 2005. The cumulative effect of the change in policy of $2,501 will be recorded as an increase to the opening deficit at January 1, 2005.



6_   PROPERTY AND EQUIPMENT:


                                                                                                  December 31,
                                                                                                          2004
--------------------------------------------------------------------------------------------------------------
                                                                                      Accumulated
                                                                                 depreciation and     Net book
                                                                            Cost     amortization        value
--------------------------------------------------------------------------------------------------------------
                                                                               $                $            $
Land                                                                       1,646              --         1,646
Building                                                                   9,486              307        9,179
Research equipment                                                         5,641            1,901        3,740
Computer hardware and software                                             2,606            1,582        1,024
Office equipment                                                             772              239          533
Equipment under capital leases                                             1,198              630          568
--------------------------------------------------------------------------------------------------------------
                                                                          21,349            4,659       16,690
==============================================================================================================

                                                                                                  December 31,
                                                                                                          2004
--------------------------------------------------------------------------------------------------------------
                                                                                      Accumulated
                                                                                 depreciation and     Net book
                                                                            Cost     amortization        value
--------------------------------------------------------------------------------------------------------------
                                                                               $                $            $
Research equipment                                                         2,900           1,383         1,517
Computer hardware and software                                             1,820             964           856
Office equipment                                                             654             229           425
Equipment under capital leases                                             1,198             503           695
Leasehold improvements                                                     1,559             513         1,046
--------------------------------------------------------------------------------------------------------------
                                                                           8,131           3,592         4,539
==============================================================================================================


         Included in "depreciation of property and equipment" in the consolidated statements of operations is depreciation of equipment under capital leases of $127 (December 31, 2003--$74; June 30, 2003--$251).

         In May 2004, the Company purchased property and equipment for a total cash consideration of $10,500, plus $713 of acquisition-related costs. Assets acquired, including acquisition costs, consisted of land in the amount of $1,646, buildings in the amount of $9,476 and equipment of $91. As part of the purchase, the Company acquired a previously negotiated in-place operating lease that had a nominal value. The tenant is a company in which a shareholder has an equity interest. This lease expires in April 2005.
         All of the operations of the Company were moved into newly-acquired premises on May 8, 2004. See notes 12 and 13.



7_   PATENTS:

                                                                                         2004         2003
----------------------------------------------------------------------------------------------------------
                                                                                            $            $
Cost                                                                                    5,088        3,391
Accumulated amortization                                                                  695          449
----------------------------------------------------------------------------------------------------------
                                                                                        4,393        2,942
==========================================================================================================


         The remaining weighted average amortization period of patent costs at December 31, 2004 is 15.4 years (December 31, 2003--15.6 years; June 30, 2003--15.4 years). The estimated amortization expense for each of the next five years is approximately $340 per annum or $1,700 in the aggregate.

8_   OBLIGATIONS UNDER CAPITAL LEASES:

Minimum lease payments under capital leases expiring in November 2005 are as follows:


                                                                                         2004         2003
----------------------------------------------------------------------------------------------------------
                                                                                            $            $
2004                                                                                      --           470
2005                                                                                      431          431
----------------------------------------------------------------------------------------------------------
                                                                                          431          901
Less amount representing interest at a rate of 6.88%                                       15           60
----------------------------------------------------------------------------------------------------------
                                                                                          416          841
Less current portion                                                                      416          425
----------------------------------------------------------------------------------------------------------
                                                                                          --           416
==========================================================================================================


         Interest expense related to obligations under capital leases for the year ended December 31, 2004 was $45 (six-month period ended December 31, 2003--$33; year ended June 30, 2003--$92) and is included in "interest and bank charges" in the consolidated statements of operations.



9_   LONG-TERM DEBT:

In July 2004, the Company entered into a revolving decreasing term credit agreement in the amount of $10,500 in order to finance the newly-acquired premises (see note 6). The financing may be drawn in the form of either advances or discounted bankers' acceptances. Advances bear interest at the bank's prime rate plus 0.25%, and the bankers' acceptances bear interest at bankers' acceptances rate plus stamping fees of 1.25%. Since the Company has a contractual right, exercisable at its sole discretion, to continue to roll over the short-term obligations for a period extending for more than a year from the balance sheet date, the debt has been classified as long-term, except for the annual reductions in the authorized credit. Under the terms of the agreement, the maximum authorized credit is reduced by $175 per quarter. The agreement requires certain ratios and covenants to be respected. As at December 31, 2004, the Company was in compliance with these ratios and covenants. The loan is guaranteed by a first ranking hypothec on the universality of the Company's movable and immovable property. The agreement is for a term of five years and expires on June 30, 2009.

         As of December 31, 2004, the credit was drawn in the form of discounted bankers' acceptances bearing interest at 2.59%, plus stamping fees. Principal repayments for the next five years are as follows:

                                                                                                         $
2005                                                                                                   686
2006                                                                                                   700
2007                                                                                                   700
2008                                                                                                   700
2009                                                                                                 7,350
----------------------------------------------------------------------------------------------------------
                                                                                                    10,136
==========================================================================================================


         Interest on long-term debt including stamping fees amounted to $174 for the year ended December 31, 2004 (nil in 2003).

10_ SHARE CAPITAL:


(a)  The authorized share capital of the Company consists of:

     o   an unlimited number of voting common shares

     o an unlimited number of non-voting preferred shares, issuable in one or more series


(b)  Issued and outstanding:

         The issued and outstanding share capital consists of:


                                                                                         2004         2003
----------------------------------------------------------------------------------------------------------
                                                                                            $            $
30,320,419 common shares (December 31, 2003--29,775,127 common shares)                175,855      173,930
==========================================================================================================


         Changes in the issued and outstanding common shares for the year ended June 30, 2003, the six-month period ended December 31, 2003 and the year ended December 31, 2004 were as follows:


                                                                                       Number      Dollars
----------------------------------------------------------------------------------------------------------
                                                                                                         $
Balance, June 30, 2002                                                             18,028,344       69,501
Issued for cash from private placement (i)                                          4,000,000       15,148
Exercise of warrants                                                                  836,644        1,904
Exercise of stock options                                                             618,036          929
----------------------------------------------------------------------------------------------------------
Balance, June 30, 2003                                                             23,483,024       87,482
Issued for cash from public offering (ii)                                           5,750,000       84,956
Exercise of warrants                                                                  106,785          192
Exercise of stock options                                                             435,318        1,300
----------------------------------------------------------------------------------------------------------
Balance, December 31, 2003                                                         29,775,127      173,930
Exercise of stock options:
   For cash                                                                           545,292        1,490
   Ascribed value from additional paid-in capital                                         --           435
----------------------------------------------------------------------------------------------------------
Balance, December 31, 2004                                                         30,320,419      175,855
==========================================================================================================


June 30, 2003:

(i) On July 25, 2002 and February 18, 2003, the Company completed equity financing agreements with Picchio Pharma Inc. In July 2002, the Company issued 2.8 million units at a cost of $2.50 per unit, and received aggregate proceeds of $7,000. The units were comprised of one common share and one warrant exercisable any time within a three-year period at the exercise price of $3.13. The warrants expire on July 25, 2005.

         In February 2003, the Company issued 1.2 million units at a cost of $6.79 per unit and received aggregate proceeds of $8,148. The units were comprised of one common share and one warrant exercisable any time within a three-year period at an exercise price of $7.81. The warrants expire on February 18, 2006.

         Share issue costs related to these transactions were charged to the deficit.

December 31, 2003:

(ii) In September 2003, the Company completed a public offering for the issuance and sale of 5.75 million common shares at a price of $14.77 (US$10.87) per share. The total proceeds of the offering to the Company was $84,956. Total share issue expenses of $6,813 were charged to the deficit.

(c)  Stock option plan:
Under its stock option plan, the Company may grant options to purchase common shares to employees, directors, officers, consultants and members of the Scientific and Clinical Advisory Boards of the Company. The terms, number of common shares covered by each option, as well as the permitted frequency of the exercise of such options are determined by the Board of Directors. In general, options vest over periods of up to five years. In the period ended December 31, 2003, the shareholders approved an increase of 1,241,794 in the number of common shares reserved for issuance under the plan, from 3,196,973 common shares to 4,438,767 common shares. The maximum number of common shares which may be optioned in favor of any single individual shall not exceed 5% of the issued and outstanding common shares of the Company. The option price per share will, in no circumstances, be lower than the fair market value of the common shares at the date of the grant of the option, less any discount permitted by any regulatory authority. In no event may the term of any option exceed ten years from the date of the grant of the option.

         Changes in outstanding options issued under the stock option plan for the year ended June 30, 2003, the six-month period ended December 31, 2003 and the year ended December 31, 2004 were as follows:

                                                                                                       Weighted
                                                                                                        average
                                                                                       Number    exercise price
---------------------------------------------------------------------------------------------------------------
                                                                                                              $
Options outstanding, June 30, 2002                                                  1,963,500              2.32
Granted                                                                               909,000              7.22
Exercised                                                                            (577,036)             1.59
Cancelled or expired                                                                   (3,620)             3.25
---------------------------------------------------------------------------------------------------------------
Options outstanding, June 30, 2003                                                  2,291,844              4.48
Granted                                                                               342,000             21.70
Exercised                                                                            (335,318)             2.87
---------------------------------------------------------------------------------------------------------------
Options outstanding, December 31, 2003                                              2,298,526              7.23
Granted                                                                               797,000             25.65
Exercised                                                                            (545,292)             2.73
Cancelled or expired                                                                 (186,450)             6.90
---------------------------------------------------------------------------------------------------------------
Options outstanding, December 31, 2004                                              2,363,784             14.51
===============================================================================================================

         The following table summarizes information about options outstanding and exercisable at December 31, 2004:


                                                                                                Weighted average
                                                                                                       remaining
                                                                         Options      Options   contractual life
Exercise price/share                                                 outstanding  exercisable             (years)
----------------------------------------------------------------------------------------------------------------
$  0.36  --  $   0.65                                                     25,500       25,500                2.7
$  2.99  --  $   3.75                                                    525,120      394,708                6.0
$  5.30  --  $   6.79                                                    201,264       79,889                7.9
$  8.11  --  $   9.85                                                    505,000      191,667                8.1
$ 17.81  --  $  23.35                                                    494,900      143,017                9.4
$ 27.90  --  $  33.00                                                    612,000      174,250                9.3
----------------------------------------------------------------------------------------------------------------
                                                                       2,363,784    1,009,031                8.1
================================================================================================================


(d)  Other outstanding options at December 31, 2004:
The Company had previously issued 400,000 options to purchase common shares at prices ranging from US$0.20 to US$2.50 per share which are not covered by the stock option plan. These options were all exercised prior to January 1, 2004. In the year ended December 31, 2003, 100,000 of these options were exercised for gross proceeds of $337. In the six-month period ended June 30, 2003, 41,000 of these options were exercised for gross proceeds of $12.


(e)  Outstanding warrants at December 31, 2004:
Each warrant entitles the holder to purchase one common share. Changes in outstanding warrants issued in connection with various private placements were as follows:


                                                                                                      Weighted
                                                                                                       average
                                                                                       Number   exercise price
--------------------------------------------------------------------------------------------------------------
                                                                                                             $
Warrants outstanding, June 30, 2002                                                   943,429             2.22
Issued in connection with private placement (note 10 (b) (i))                       4,000,000             4.53
Exercised                                                                            (836,644)            2.28
--------------------------------------------------------------------------------------------------------------
Warrants outstanding, June 30, 2003                                                 4,106,785             4.46
Exercised                                                                            (106,785)            1.80
--------------------------------------------------------------------------------------------------------------
Warrants outstanding, December 31, 2003 and 2004                                    4,000,000             4.53
==============================================================================================================

         The following table summarizes information about outstanding warrants at December 31, 2004:


Warrants                                                                       Exercise price            Expiry
---------------------------------------------------------------------------------------------------------------
                                                                                            $
2,800,000                                                                                3.13         July 2005
1,200,000                                                                                7.81     February 2006
--------------------------------------------------------------------------------------------------------------
4,000,000                                                                                4.53
==============================================================================================================


         See subsequent event note 22.


(f)  Agreement to issue shares:
On December 1, 2004, the Company entered into an agreement with its Chief Executive Officer to issue to him up to 220,000 common shares upon the execution of the agreement and upon achievement of specified performance targets. The agreement is subject to regulatory and shareholders' approval in 2005. Upon regulatory and shareholders' approval, shares will be issued and stock-based compensation will be recorded in 2005 related to this agreement.



11_ STOCK-BASED COMPENSATION:
For the year ended December 31, 2004, the Company recorded total stock-based compensation of $4,038 related to stock options granted to employees after July 1, 2002 in accordance with the change in accounting policy detailed in note 3.

         If the fair value-based accounting method had been used to account for and measure stock-based compensation costs relating to options granted to employees after July 1, 2002 but prior to January 1, 2004, date at which the fair value method was applied to all stock-based compensation, the net loss and related loss per share figures would be as follows:


                                                                                 December 31,     June 30,
                                                                                         2003         2003
----------------------------------------------------------------------------------------------------------
                                                                                            $            $
Reported net loss                                                                    (16,773)     (19,618)
Pro forma adjustments to compensation expense                                         (1,444)        (718)
---------------------------------------------------------------------------------------------------------
Pro forma net loss                                                                   (18,217)     (20,336)
=========================================================================================================
Pro forma loss per share:
   Basic                                                                               (0.68)       (0.93)
   Diluted                                                                             (0.68)       (0.93)
=========================================================================================================


         The fair value of the options granted were determined using the following method and assumptions.

         The fair value of each option granted is estimated on the date of grant using the Black-Scholes pricing model. The weighted average assumptions for the fiscal periods ended December 31, 2004 and 2003 were as follows:


                                                                                         2004         2003
----------------------------------------------------------------------------------------------------------
Risk free interest rate                                                                 3.82%        4.30%
Expected volatility                                                                       43%          36%
Expected life in years                                                                      7            7
Expected dividend yield                                                                   nil          nil
==========================================================================================================


         The following table summarizes the weighted average grant-date fair value per share for options granted during the fiscal periods ended December 31, 2004 and 2003:


                                                                                                  Weighted
                                                                                                   average
                                                                                    Number of   grant-date
                                                                                      options   fair value
----------------------------------------------------------------------------------------------------------
                                                                                                         $
Fiscal periods ended:
   December 31, 2004                                                                  797,000        12.83
   December 31, 2003 (6 months)                                                       342,000         9.93
==========================================================================================================


         Dividend yield was excluded from the calculation, since it is the present policy of the Company to retain all earnings to finance operations and future growth.



12_ SPECIAL CHARGES:

Special charges consist of:

                                                                                                         $
Provision for lease exit obligations                                                                   487
Write-off of leasehold improvements and other property and equipment                                 1,189
----------------------------------------------------------------------------------------------------------
                                                                                                     1,676
==========================================================================================================


         The Company had previously entered into lease obligation contracts for space located in the City of Montreal, through February 28, 2011. As a result of the Company's move to new premises during the second quarter ended June 30, 2004 referred to in note 6, a liability of $896 was recognized in the second quarter for the future lease costs of the vacated premises, net of estimated sublease rentals that could reasonably be obtained for the properties. In the fourth quarter, the Company revised its estimate of the cost associated with the lease exit activities as a result of entering into a sublease agreement for its former premises. A reconciliation of the beginning and ending liability balances is presented below:

                                                                                                         $
Initial provision                                                                                      896
Payments made                                                                                         (217)
Accretion expense                                                                                       19
Adjustment to record change in estimate as a result of sublease agreement                             (409)
----------------------------------------------------------------------------------------------------------
Ending provision at December 31, 2004                                                                  289
==========================================================================================================


         As at December 31, 2004, the remaining liability related to future lease payments was $289, of which $126 is included in long-term accrued liabilities and $163 is included in accrued liabilities.

         In addition, the Company wrote off $965 of related leasehold improvements, $211 of furniture and fixtures and $13 of lab equipment related to the vacated premises.



13_ COMMITMENTS AND CONTINGENCIES:


(a)  Operating leases:
Minimum annual lease payments for the next five years and thereafter under operating leases relating to vacated premises are as follows:

                                                                                                         $
2005                                                                                                   303
2006                                                                                                   168
2007                                                                                                   159
2008                                                                                                   152
2009                                                                                                   144
Thereafter                                                                                             168
----------------------------------------------------------------------------------------------------------
                                                                                                     1,094
==========================================================================================================


         In addition, the Company is also responsible for operating costs and taxes under the operating leases.


(b)  License agreements and research collaborations:
Effective January 1, 1994, the Company entered into a number of license agreements (the "License Agreements") with Parteq Research and Development Innovations ("Parteq"), the commercialization arm and exclusive worldwide licensee of Queen's University. Pursuant to these agreements, the Company was granted the worldwide exclusive license, with the right to sublicense, to certain technologies, patents and patent applications developed and belonging to Queen's University (the "Intellectual Property") and to develop, make, have made, use, sell and have sold certain products using the Intellectual Property. While Parteq and Queen's University retain the title to the Intellectual Property, the Company, directly or through its subsidiaries, has the exclusive right to exploit the Intellectual Property. All improvement to the Intellectual Property developed or invented by the Company are owned by the Company, directly or through its subsidiaries. Pursuant to the terms of the License Agreements, the Company has agreed to pay certain fees (including milestone payments) and royalties, and to assume all expenses related to the protection of the intellectual property rights.

         Each of the License Agreements will terminate upon the later of (i) the expiry date of the last-to-expire of the licensed patents or (ii) ten years after its first sales of products that use the license, should no patent be issued.

         Under the terms of an agreement with the federal Ministry of Industry (Technology Partnerships Canada Program), the Company is committed to pay the federal government royalties equal to 7.24% of gross revenues realized from the commercialization of effective orally-administered therapeutics for the treatment of Alzheimer's Disease until June, 30, 2010. After June 30, 2010, the Company may have to continue to pay royalties until such time as the aggregate amount of royalties paid pursuant to the agreement reaches $20,540.

         The Company and its subsidiaries are party to research and license agreements under which they have obtained rights to use certain technologies to develop certain of its product candidates. These agreements impose various milestones, commercialization, sublicensing, royalty and other payment, insurance, indemnification and other obligations and are subject to certain reservations of rights.

         The Company outsources clinical trials in the normal course of business. As at December 31, 2004, the Company's future obligations with respect to these clinical trial agreements amount to $6,152.


(c)  Management services agreement:
The payments under a management services agreement with a shareholder-affiliated entity (see note 14 (a)) are as follows: 2005--$2,400; 2006--$2,400 and
2007--$2,200.


(d)  Guarantees:
At December 31, 2004, the Company is contingently liable for letters of guarantee granted in favor of a landlord in the amount of $450. Security deposits of $450 are pledged under the letters of guarantee. The Company has also granted a movable hypothec in the amount of $100 under a lease agreement covering the universality of movable property at a leased location.

         In December 2004, the Company obtained a new credit facility in the amount of $7,222 (US$6,000) to be used for the issuance of a letter of guarantee in connection with the collaboration agreement with Centocor referred to in note
4. At December 31, 2004, no letter of guarantee was issued under this facility.


(e)  Litigation:
In 2002, the Company executed an agreement with Immtech International, Inc. ("Immtech") of Vernon Hills, Illinois, pursuant to which Immtech provided the Company with certain compounds for testing and granted the Company an option to license such compounds (the "CTA"). In August 2003, Immtech filed certain legal proceedings with the Federal District Court for the Southern District of New York, U.S.A., with respect to the CTA. The parties entered into settlement discussions in September 2003 and, as settlement did not occur, in January 2004, the Company brought a motion to compel arbitration under the term of the CTA. The dispute has now been submitted to an arbitral tribunal convened in accordance with the rules of the International Court of Arbitration.

         The Company continues to vigorously defend against the claims brought by Immtech. The arbitral proceedings are at the early stages and the outcome of this matter, or the likelihood and the amount of loss, if any, is not determinable. No provision for possible loss has been recorded by the Company in connection with this matter.



14_ RELATED PARTY TRANSACTIONS:

(a) Under the terms of a management services agreement entered into in March 2003 and amended in December 2004 with Picchio International Inc. ("Picchio"), a company related to a shareholder, director and officer, the Company recorded a management fee of $1,080 (six-month period ended December 31, 2003--$480; year ended June 2003--$320). In addition, the Company paid nil in performance incentive fees for the year ended December 31, 2004 (December 31, 2003--$250; June 30, 2003--nil). As at December 31,
     2004, accounts payable and accrued liabilities include $200 due to Picchio (December 31, 2003--$20; June 30, 2003--$13).

(b) The Company paid Parteq Research and Development Innovations, a company related to a director, the following amounts for patent fees in the normal course of operations:

                                                                                                         $
Period ended:
   December 31, 2004                                                                                    10
   December 31, 2003                                                                                   --
   June 30, 2003                                                                                        10
==========================================================================================================

(c) Included in research and development are the following amounts paid to Queen's University at Kingston, under various research agreements:


                                                                                                         $
Period ended:
   December 31, 2004                                                                                   --
   December 31, 2003                                                                                   --
   June 30, 2003                                                                                        10
==========================================================================================================

(d) Legal fees paid to a firm in which a former director is a partner were $332 during his period of service (December 31, 2003--$1,303; June 30, 2003--$1,208).

(e) The Company purchased equipment in the amount of $500 from a company in which Picchio also has an equity interest. As at December 31, 2004, the balance due to that company amounted to $414.

         These transactions are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.



15_ INCOME TAXES:


(a)  Details of the components of income taxes are as follows:


                                                                                       Six-month
                                                                      Year ended    period ended      Year ended
                                                                    December 31,    December 31,        June 30,
                                                                            2004            2003            2003
----------------------------------------------------------------------------------------------------------------
                                                                               $               $               $
Loss before income taxes:
   Canadian operations                                                   (10,935)         (4,120)        (15,974)
   Foreign operations                                                    (41,464)        (12,653)         (3,644)
----------------------------------------------------------------------------------------------------------------
                                                                         (52,399)        (16,773)        (19,618)

Basic income tax rate                                                        31%             33%             34%
----------------------------------------------------------------------------------------------------------------
Computed income tax recovery                                             (16,254)         (5,535)         (6,670)

Adjustment in income taxes resulting from:
   Non-recognition of losses and other deductions                          7,379           2,936           6,582
   Difference in tax rate of a foreign subsidiary                          8,262           2,720             820
   Non deductible stock option expenses                                    1,251             --              --
   Permanent differences                                                    (638)           (121)           (732)
----------------------------------------------------------------------------------------------------------------
                                                                             --              --              --
================================================================================================================

(b)  Future income taxes:
The temporary differences that give rise to future tax assets and liabilities at December 31, 2004 and 2003 are as follows:

                                                                                         2004         2003
----------------------------------------------------------------------------------------------------------
                                                                                            $            $
Future tax assets:
   Patent costs                                                                        10,154       10,012
   Unclaimed scientific research and experimental
     development expenditures for tax purposes                                         10,990        7,533
   Share issue costs                                                                    1,574        2,171
   Net operating losses                                                                 6,653        1,874
   Long-term investment                                                                   271          271
   Other                                                                                  131           74
----------------------------------------------------------------------------------------------------------
                                                                                       29,773       21,935
Less: valuation allowance                                                             (28,701)     (21,272)
----------------------------------------------------------------------------------------------------------
                                                                                        1,072          663
Future tax liabilities:
   Property and equipment                                                              (1,072)        (663)
----------------------------------------------------------------------------------------------------------
Net future tax assets                                                                     --           --
==========================================================================================================


         In assessing the realizability of future tax assets, management considers whether it is more likely than not that some portion or all of the future income tax assets will be realized. The ultimate realization of future tax assets is dependent upon the generation of future taxable income and/or tax planning strategies. Since the Company is a development stage enterprise, the generation of future taxable income is dependent on the successful commercialization of its products and technologies.


(c) The Company has the following unclaimed deductions available to reduce future taxable income in Canada:

                                                                                      Federal       Quebec
----------------------------------------------------------------------------------------------------------
                                                                                            $            $
Research expenditure pool (no expiry)                                                  43,019       15,338
==========================================================================================================


         The Company also has approximately $9,514 in federal research investment tax credits that can be used to reduce future federal taxes payable and which expire as follows:

                                                                                                         $
2011                                                                                                   637
2012                                                                                                 2,251
2013                                                                                                 1,799
2014                                                                                                 4,827
----------------------------------------------------------------------------------------------------------
                                                                                                     9,514
==========================================================================================================

16_ EARNINGS PER SHARE:
The reconciliation between basic and diluted earnings per share is as follows:

                                                                                         Six-month
                                                                      Year ended      period ended        Year ended
                                                                    December 31,      December 31,          June 30,
                                                                            2004              2003              2003
--------------------------------------------------------------------------------------------------------------------
Basic weighted average number of common shares outstanding            30,156,194        26,813,836        21,770,541
====================================================================================================================
                                                                               $                 $                 $
Basic net loss per share                                                   (1.74)            (0.63)            (0.90)
--------------------------------------------------------------------------------------------------------------------

Diluted:
   Basic weighted average number of common shares outstanding         30,156,194        26,813,836        21,770,541
   Plus impact of stock options and warrants (1)                       4,389,005         4,476,940         2,858,010
--------------------------------------------------------------------------------------------------------------------
 Diluted common shares                                                34,545,199        31,290,776        24,628,551
====================================================================================================================
Diluted net loss per share (1)                                             (1.74)            (0.63)            (0.90)
====================================================================================================================

(1) The impact of stock options and warrants is anti-dilutive because the Company incurred losses in 2004 and 2003. All outstanding options and warrants included in this computation could potentially be dilutive in the future. At December 31, 2004, 903,500 options were not considered in the computation of the diluted weighted average number of shares outstanding, since the exercise price of these options was higher than the average market price.



17_ STATEMENTS OF CASH FLOWS -- SUPPLEMENTARY DISCLOSURE:


(a)  Cash and cash equivalents:
Cash and cash equivalents consist of cash balances with banks and short-term investments:

                                                                                         2004         2003
----------------------------------------------------------------------------------------------------------
                                                                                            $            $
Cash balances with banks                                                                1,215        1,079
Short-term investments (yielding interest between 2.51% to 2.56%
   (December 31, 2003: 1.06% to 2.75%))                                                 5,992       13,790
----------------------------------------------------------------------------------------------------------
                                                                                        7,207       14,869
==========================================================================================================


(b)  Interest and income taxes:

                                                                                Six-month
                                                             Year ended      period ended       Year ended
                                                           December 31,      December 31,         June 30,
                                                                   2004              2003             2003
----------------------------------------------------------------------------------------------------------
                                                                      $                 $                $
Cash paid in the year for:
   Interest                                                         151                35               92
   Income taxes                                                      --                --               --
==========================================================================================================

(c)  Non-cash transactions:

                                                                                    Six-month
                                                                  Year ended     period ended   Year ended
                                                                December 31,     December 31,     June 30,
                                                                        2004             2003         2003
----------------------------------------------------------------------------------------------------------
                                                                           $                $            $
Disposal of intellectual property to Innodia in exchange
   for an equity interest (note 5)                                        --               --        3,830
Additions to property and equipment and patent costs included in
   accounts payable and accrued liabilities at year-end                  916              406          590
==========================================================================================================



18_ SEGMENT DISCLOSURES:


(a)  Business segment:
The Company operates in one business segment, namely the development and commercialization of innovative therapeutics for neurological disorders. The Company's operations are conducted principally in Canada and Europe.


(b) Property and equipment and intangible assets (patent costs) by geographic area are as follows:


                                                                                         2004         2003
----------------------------------------------------------------------------------------------------------
                                                                                            $            $
Canada                                                                                 16,745        4,599
Europe                                                                                  4,338        2,882
----------------------------------------------------------------------------------------------------------
                                                                                       21,083        7,481
==========================================================================================================


(c)  Major customers:
All revenues recognized in 2004 and the amount receivable at December 31, 2004 were derived from one customer under the collaboration agreement referred to in note 4.



19_ FINANCIAL INSTRUMENTS:


(a)  Fair value disclosure:
Fair value estimates are made as of a specific point in time, using available information about the financial instrument. These estimates are subjective in nature and often cannot be determined with precision.

         The Company has determined that the carrying value of its short-term financial assets and liabilities, including cash and cash equivalents, the amount receivable under collaboration agreement, sales taxes and other receivables, research tax credits receivable as well as accounts payable and accrued liabilities, approximates their fair value because of the relatively short periods to maturity of these instruments.

         Marketable securities are comprised of fixed income instruments with a high credit rating (not less than R1 mid rating). As at December 31, 2004, the weighted average effective interest rate of the marketable securities is approximately 2.15% (December 31, 2003--1.71%). The fair market value of the marketable securities amounts to $21,964 as at December 31, 2004 ($62,726 as at December 31, 2003).

         The fair value of the long-term debt approximates the carrying value because interest is based on market-related variable rates. The fair values of obligations under capital leases, calculated at the present value of future contractual payments of principal and interest, discounted at the current market rates of interest available to the Company for debt instruments with similar terms and maturity, and the long-term accrued liabilities also approximate their carrying values.


(b)  Credit risk:
Credit risk results from the possibility that a loss may occur from the failure of another party to perform according to the terms of the contract. The Company regularly monitors the credit risk exposure and takes steps to mitigate the likelihood of these exposures from resulting in actual loss.

         Financial instruments that potentially subject the Company to significant concentrations of credit risk consist principally of marketable securities and amount receivable under collaboration agreement. The Company has investment policies that ensure the safety and preservation of principal, that ensure the Company's liquidity needs are met and that optimize yields. Authorized investments include bankers' acceptances, bearer deposit notes, corporate and government bonds, certificates of deposit, commercial paper and treasury bills, and shall not exceed 10% per issuer. All of the amount receivable under collaboration agreement is due from one customer.


(c)  Foreign currency risk management:
A substantial portion of the Company's revenues, as well as expenses, are denominated in US dollars. This results in financial risk due to fluctuations in the value of the Canadian dollar relative to the US dollar. The Company does not use derivative financial instruments to reduce its foreign exchange exposure. Fluctuations in foreign exchange rates could cause unanticipated fluctuations in the Company's operating results.


(d)  Interest rate risk:
The Company's exposure to interest rate risk is as follows:

Cash and cash equivalents                                                            Short-term fixed interest rate
Marketable securities                                                                Short-term fixed interest rate
Obligations under capital leases                                                                Fixed interest rate
Long-term debt                                                           Short-term fixed or variable interest rate
===================================================================================================================

20_ CANADIAN/US REPORTING DIFFERENCES:


(a)  Consolidated statements of operations:
The reconciliation of earnings reported in accordance with Canadian GAAP with US GAAP is as follows:


                                                                         Six-month                    Cumulative
                                                         Year ended   period ended     Year ended          since
                                                       December 31,   December 31,       June 30,   inception of
                                                               2004           2003           2003     operations
----------------------------------------------------------------------------------------------------------------
                                                                  $              $              $              $
Net loss in accordance with Canadian GAAP                   (52,399)       (16,773)       (19,618)      (127,237)

Adjustment for:
   Stock-based compensation (1):
     Canadian GAAP                                            4,038            --             --           4,038
     US GAAP                                                     (8)            (8)           (83)        (1,983)
   Long-term investment (2)                                  (1,730)          (771)           --          (2,501)
----------------------------------------------------------------------------------------------------------------
Net loss in accordance with
   US GAAP                                                  (50,099)       (17,552)       (19,701)      (127,683)
----------------------------------------------------------------------------------------------------------------

Loss per share under US GAAP:
   Basic and diluted                                          (1.66)         (0.65)         (0.90)
================================================================================================================



         The weighted average number of common shares outstanding for purposes of determining basic and diluted loss per share is the same amount as the one used for Canadian GAAP purposes.


(b)  Consolidated balance sheets:
A reconciliation of balance sheet items in accordance with Canadian GAAP with US GAAP is as follows:

(i) Share capital:

                                                                                              December 31,
----------------------------------------------------------------------------------------------------------
                                                                                         2004         2003
----------------------------------------------------------------------------------------------------------
                                                                                            $            $
Share capital, Canadian GAAP                                                          175,855      173,930
Adjustment for:
   Stock-based compensation (1)                                                          (435)         --
   Share issue costs (3)                                                              (11,527)     (11,527)
----------------------------------------------------------------------------------------------------------
Share capital, US GAAP                                                                163,893      162,403
==========================================================================================================

(ii) Additional paid-in capital:

                                                                                              December 31,
----------------------------------------------------------------------------------------------------------
                                                                                         2004         2003
----------------------------------------------------------------------------------------------------------
                                                                                            $            $
Additional paid-in capital, Canadian GAAP                                               5,765          --
Adjustment for:
   Stock-based compensation (1):
     Canadian GAAP -- current reversed                                                 (5,765)         --
     US GAAP -- current                                                                     8            8
     Cumulative effect of prior years                                                   1,701        1,693
----------------------------------------------------------------------------------------------------------
Additional paid-in capital, US GAAP                                                     1,709        1,701
==========================================================================================================

(iii) Deficit:

                                                                                              December 31,
----------------------------------------------------------------------------------------------------------
                                                                                         2004         2003
----------------------------------------------------------------------------------------------------------
                                                                                            $            $
Deficit, Canadian GAAP                                                               (140,926)     (86,365)
Adjustment for:
   Stock-based compensation (1):
     Canadian GAAP -- cumulative effect of prior years reversed                         2,162           --
     Canadian GAAP -- current year reversed                                             4,038           --
     US GAAP -- current year                                                               (8)          (8)
     Cumulative effect of prior years                                                  (1,701)      (1,693)
----------------------------------------------------------------------------------------------------------
                                                                                        4,491       (1,701)
   Long-term investment (2)                                                            (2,501)        (771)
   Share issue expenses (3)                                                            11,527       11,527
----------------------------------------------------------------------------------------------------------
Deficit, US GAAP                                                                     (127,409)     (77,310)
==========================================================================================================


(1)  Stock-based compensation:

     Employees
     For US GAAP purposes, the Company has elected to follow the intrinsic value method of Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB 25") in accounting for stock options granted to employees and directors. Under the intrinsic value method, compensation cost is recognized for the difference, if any, between the quoted market price of the stock as at the grant date and the amount the individual must pay to acquire the stock. The Company recorded a compensation expense of $8 (December 31, 2003--$8; June 30, 2003--$83) in respect of options granted to employees prior to the Company's initial public offering at prices other than the quoted market price at date of grant.

              For Canadian GAAP purposes, the Company adopted the fair value method of accounting for stock options granted to employees effective January 1, 2004 (see note 3).

(2)  Long-term investment:

     For US GAAP purposes, the Company's long-term investment would be considered a variable interest entity (VIE) as defined in FIN46R, Consolidation of Variable Interest Entities. An enterprise consolidates a VIE if that enterprise has a variable interest that will absorb a majority of the VIE's expected losses if they occur, receive a majority of the VIE's expected returns if they occur, or both. The Company's long-term investment represents a holding, the sole purpose of which is to hold the investment in Innodia Inc. The maximum amount at risk for the Company is the Company's carrying value of the investment. For Canadian GAAP, similar guidance has been issued, but is only effective for fiscal years beginning on or after November 1, 2004.

(3)  Share issue costs:

     For US GAAP purposes, share issue costs are recorded as a reduction of the proceeds raised from the issuance of share capital. For Canadian GAAP purposes, share issue costs were charged to the deficit.



21_ COMPARATIVE FIGURES:

Certain of the comparative figures have been reclassified to conform to the presentation adopted in the current year.



22_ SUBSEQUENT EVENT:

On February 14, 2005, a corporate shareholder confirmed its commitment to exercise 2,800,000 warrants to purchase common shares due to expire on July 25, 2005. Total proceeds to the Company from this exercise will be $8,764.

EXECUTIVE MANAGEMENT _


Dr. Francesco Bellini
Chairman, President and Chief Executive Officer


Dr. Andreas Orfanos
Executive Vice President, Strategic Planning and
Scientific Affairs


Dr. Philippe Calais
President, Global Business


Dr. Denis Garceau
Senior Vice President, Drug Development


Mr. Mariano Rodriguez
Vice President, Finance and Chief Financial Officer


Dr. Daniel Delorme
Vice President, Research


Dr. Lise Hebert
Vice President, Corporate Communications


Ms. Christine Lennon
Vice President, Business Development


Dr. Shona McDiarmid
Vice President, Intellectual Property


Ms. Judith Paquin
Vice President, Human Resources


Mr. David Skinner
General Counsel and Corporate Secretary



BOARD OF DIRECTORS _


Dr. Francesco Bellini
Chairman, President and Chief Executive Officer


Dr. Colin Bier
Consultant


Mr. Jean-Guy Desjardins
Chairman and Chief Executive Officer, Centria Inc.


Mr. Peter Kruyt
Vice President, Power Corporation of Canada


Mr. Francois Legault
President and Chief Operating Officer, Virochem Pharma Inc.


Dr. Frederick H. Lowy
President and Vice-Chancellor, Concordia University


Mr. John P. Molloy
President and Chief Executive Officer, Parteq Research and Development Innovations, Queen's University


Mr. Ronald M. Nordmann
Co-President, Global Health Associates, LLC


Mr. Graeme K. Rutledge
Consultant


Dr. Emil Skamene
Scientific Director, McGill University Health Center

SCIENTIFIC ADVISORY BOARD _

Activities of our research and development team are regularly reviewed by our Scientific Advisory Board (SAB). Members include internationally recognized scientists working in the fields of Alzheimer's Disease, amyloid and neurology:

Dr. Howard Fillit
Chairman of the SAB, The Institute for the Study of Aging, New York, United
States

Dr. Jack Gauldie
McMaster University Medical Centre, Hamilton, Canada

Dr. Alex Roher
Sun Health Research Institute, Sun City, United States



CLINICAL ADVISORY BOARDS _

Internationally renowned clinical experts are collaborating in the development and implementation of clinical trials for Fibrillex(TM), Alzhemed(TM) and Cerebril(TM). The following are members of Neurochem's Clinical Advisory Boards:



FIBRILLEX(TM)

Dr. Laura M. Dember
Boston Medical Center, Boston, United States

Dr. Philip N. Hawkins
Royal Free and University College Medical School, London, United Kingdom


Dr. Bouke P.C. Hazenberg
University Hospital Groningen, Groningen, Netherlands

Dr. Martha Skinner
Boston University School of Medicine, Boston, United States


CEREBRIL(TM)

Dr. Clive Ballard
Newcastle General Hospital, Newcastle-Upon-Tyne, United Kingdom

Dr. Franz Fazekas
Karl-Franzens University, Graz, Austria

Dr. Steven Greenberg
Massachusetts General Hospital, Boston, United States

Dr. Vladimir Hachinsky
University of Western Ontario, London, Canada

Dr. Ralph Sacco
Columbia University, New York, United States


ALZHEMED(TM)

Dr. Paul Aisen
Georgetown University Medical Center, Washington D.C., United States

Dr. Howard Chertkow
Lady Davis Institute for Medical Research, Montreal, Canada

Dr. Steven Ferris
New York University School of Medicine, New York, United States

Dr. Serge Gauthier
McGill University Center for Studies in Aging, Montreal, Canada

Dr. Simon Lovestone
Institute of Psychiatry, London, United Kingdom

Dr. John Morris
Washington University School of Medicine, St-Louis, United States

Dr. Bruno Vellas
Toulouse Geriatric Alzheimer's Center, Toulouse, France

SHAREHOLDER INFORMATION_

CORPORATE GOVERNANCE_

Neurochem is committed to sound corporate governance practices which ensure that its affairs are managed in the best interest of all shareholders. The Board of Directors undertakes a periodic review to verify that our governance practices have kept pace with changing regulatory environments in the United States and Canada, to which Neurochem is subject as a company listed on both the Nasdaq and TSX. Please refer to the management proxy circular for more information on the overall structure of the Board and its Committees and for details of Neurochem's corporate governance practices.



AUDITORS_

KPMG LLP
2000 McGill College ave., Suite 1900
Montreal, Quebec, Canada H3A 3H8



TRANSFER AGENTS_

Computershare Trust Company of Canada
9th Floor, 100 University Avenue
Toronto, Ontario, Canada M5J 2Y1



STOCK LISTING_

Nasdaq National Market
Symbol: NRMX
Toronto Stock Exchange (TSX)
Symbol: NRM



ANNUAL GENERAL MEETING_

The Annual General Meeting will be held at 10:00 a.m. on May 12, 2005 at the Montreal Museum of Fine Arts in the Maxwell Cummings Auditorium of the Michal and Renata Hornstein Pavilion,
1379 Sherbrooke Street West, Montreal, Quebec, Canada.


Ce rapport est disponible en francais.
Graphic design:
Desjardins Design Marketing
(www.desjardins-design.com)

Printed in Canada



Certain statements contained in this document, other than statements of fact that are independently verifiable at the date hereof, may constitute forward-looking statements. Such statements, based as they are on the current expectations of management, inherently involve numerous risks and uncertainties, known and unknown, many of which are beyond Neurochem's control. The risks include but are not limited to: the impact of general economic conditions, general conditions in the pharmaceutical industry, changes in the regulatory environment in the jurisdictions in which Neurochem does business, stock market volatility, fluctuations in costs, and changes to the competitive environment due to consolidation, as well as other risks disclosed in public filings of Neurochem. Consequently, actual future results may differ materially from the anticipated results expressed in the forward-looking statements. The reader should not place undue reliance, if any, on the forward-looking statements included in this document. These statements speak only as of the date made and Neurochem is under no obligation and disavows any intention to update or revise such statements as a result of any event, circumstances or otherwise.


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NEUROCHEM INC.

275 Armand-Frappier Blvd.

Laval, Quebec, Canada H7V 4A7

Telephone: (450) 680-4500

Toll-Free: 1 877 680-4500

Fax: (450) 680-4501

E-mail: info@neurochem.com

Website: www.neurochem.com